Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

June 13, 2014

among

SYMBION HOLDINGS CORPORATION,

SURGERY CENTER HOLDINGS, INC.,

SCH ACQUISITION CORP.,

and

CRESTVIEW SYMBION HOLDINGS, L.L.C.,
as the Stockholders’ Representative

EXHIBITS

Exhibit A	Form of Closing Cash Amount Limited Guaranty
Exhibit B	Sample Closing Working Capital Calculation
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Written Consent
Exhibit F	Form of Certificate of Merger

COMPANY DISCLOSURE SCHEDULE

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 13, 2014 among Symbion Holdings Corporation, a Delaware corporation (the “Company”), Surgery Center Holdings Inc., a Delaware corporation (“Buyer”), SCH Acquisition Corp., a Delaware corporation (“Merger Sub”) and, solely in its capacity as representative of the Holders (as defined below) pursuant to Section 9.11 hereof, Crestview Symbion Holdings, L.L.C., a Delaware limited liability company (the “Stockholders’ Representative,” and together with the Company, Buyer and Merger Sub, the “Parties”).

W  I  T  N  E  S  S  E  T  H :

WHEREAS, Buyer desires to acquire all of the issued and outstanding shares of the Company through a merger of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth herein;

WHEREAS, the respective boards of directors of the Company, Buyer and Merger Sub have approved and declared advisable this Agreement, the Merger (as defined below) and the related transactions contemplated hereby, in each case, upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the Company’s willingness to enter into this Agreement, Buyer is delivering to the Company a limited guaranty of the Limited Guarantor (as defined below) in favor of the Company with respect to the performance by Buyer of certain of its obligations hereunder, duly executed by the Limited Guarantor and dated as of the date hereof;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Buyer’s willingness to enter into this Agreement, each of Richard Francis and Clifford Adlerz are entering into a noncompetition and nonsolicitation agreement with Buyer and the Company (collectively, the “Noncompetition Agreements”), the effectiveness of which is contingent upon the occurrence of the Closing;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Buyer’s willingness to enter into this Agreement, the Company, the Issuer (as defined below) and Crestview Advisors, L.L.C. are entering into an agreement that terminates the Crestview Agreement (as defined below) (the “Termination Agreement”), the effectiveness of which is contingent upon the occurrence of the Closing (as defined below); and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Buyer’s willingness to enter into this Agreement, the Company and/or Buyer is entering into employment agreements and executive securities agreements with certain members of its executive management team (collectively, the “Employment

Agreements”), the effectiveness of which agreements is contingent upon the occurrence of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.                          Definitions.  (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“8% Note Holder” means each holder of the 8% Notes.

“8% Notes” means the 8.00% Senior Secured Notes due 2016 of the Issuer.

“8% Notes Indenture” means the Indenture, dated as of June 14, 2011, by and among the Issuer, the Guarantors (as defined therein) and the U.S. Bank National Association, a national banking association, as trustee and as notes collateral agent.

“Accounting Principles” means GAAP in effect on the date hereof, and, to the extent consistent with GAAP as in effect on the date hereof, the accounting practices, principles and methodologies used in the preparation of the Balance Sheet.

“Acquisition Proposal” means any inquiry, proposal, offer or contact from any Person (other than Buyer and its Affiliates and representatives) relating to the sale of any stock or other ownership interests or debt of the Company or the sale of all or any substantial portion of the assets of the Company, the Company Subsidiaries and the Unconsolidated Joint Ventures, taken as a whole (other than the sale of non-material assets in the Ordinary Course of Business), whether by means of a stock, debt or asset sale, merger, liquidation, dissolution, reorganization, recapitalization, share, debt or unit exchange, consolidation, business combination or other transaction.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly “controlling,” “controlled” by or under common “control” with such Person, where “control” means the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Purchase Price” means (i) the Base Amount, plus (ii) the Approved Acquisition Cash, plus (iii) Cost Report Cash, minus (iv) Closing Indebtedness, minus (v) Company Transaction Expenses, minus (vi) the CapEx Shortfall, if any, plus (vii) the Closing Working Capital Adjustment (for the avoidance of doubt, if the Closing Working Capital Adjustment is a negative number, this will result in a reduction to the Aggregate Purchase Price), minus (viii) any Approved Disposition Payments accrued and payable, but unpaid, prior to the Closing, minus (ix) the Ticking Fee Amount, if any.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, injunction, judgment, order, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority that is binding upon such Person.

“Applicable Ownership Percentage” means, with respect to each Company Subsidiary or Unconsolidated Joint Venture, as applicable, the percentage of its outstanding common shares, limited liability or partnership interests or other equity interests, as applicable, that are directly or indirectly held by the Company.

“Approved Acquisition Costs” means, in connection with any Approved Acquisition, all amounts paid in cash by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture in respect of (i) the purchase price of the securities or assets being acquired (including any portion thereof funded in escrow), (ii) capital contributions made to the business being acquired for purposes of providing working capital, (iii) the repayment of any existing Indebtedness of the business being acquired and (iv) any legal, accounting, financial advisory, consulting and other transaction expenses that are reasonable and consistent with past practices.

“Approved Disposition Payment” means, with respect to any Approved Disposition, any cash payment by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture party to such Approved Disposition to the other party or parties thereto at or after the consummation of such Approved Disposition to the extent required by the terms of the definitive documentation for such Approved Disposition, including any such payment in respect of any purchase price adjustment or any tax or other indemnity obligations.

“Approved Acquisition Cash” means the aggregate amount of Cash paid by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture in respect of Approved Acquisition Costs (excluding any Cash proceeds of Indebtedness applied to the payment of Approved Acquisition Costs as described in clause (C) of the definition of “Closing Indebtedness”); provided that with respect to Approved Acquisition Costs incurred by any non-wholly owned Company Subsidiary or any Managed Unconsolidated Joint Venture, the aggregate amount of Cash included in “Approved Acquisition Cash” (excluding any Cash proceeds of Indebtedness applied to the payment of Approved Acquisition Costs as described in clause (C) of the definition of “Closing Indebtedness”) shall be equal to the total amount of Cash paid by such non-wholly owned Company Subsidiary or Managed Unconsolidated Joint Venture in respect of such Approved Acquisition Costs multiplied by the Applicable Ownership Percentage associated with such non-wholly owned Company Subsidiary or Managed Unconsolidated Joint Venture immediately prior to the Effective Time.

“Approved Disposition Receipt” means, with respect to any Approved Disposition, any cash payment actually made after the Closing to the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture party to such Approved Disposition by the other party or parties thereto at or after the consummation of such Approved Disposition to the extent required by the terms of the definitive documentation for such Approved Disposition, including any such payment of purchase price or any such payment in respect of any purchase price adjustment or any tax or other indemnity obligations.

“Base Amount” means $792,000,000.

“Balance Sheet” means the consolidated balance sheet of the Issuer dated December 31, 2013 and the footnotes thereto set forth in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2013.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“CapEx Shortfall” means the excess, if any, of (i) 85% of the CapEx Target over (ii) CapEx Spending.

“CapEx Spending” means the sum of the aggregate amount of maintenance capital expenditures of the type referred to in the line item of the CapEx Budget titled “Capital Expenditures: Maintenance” actually made by the Company and the Company Subsidiaries during calendar-year 2014 prior to the Closing Date; provided that, notwithstanding the foregoing, for purposes hereof, the Company and the Company Subsidiaries shall be deemed to have actually made any maintenance capital expenditure if and to the extent Buyer has consented in writing after the date of this Agreement to the deferral thereof until after the Closing Date.

“CapEx Target” means the sum of (i) for each calendar quarter of 2014 ended prior to the Closing Date, the absolute value of the amount set forth in Section 1.01(a) of the Company Disclosure Schedule for such quarter, and (ii) for the calendar quarter of 2014 in which the Closing Date occurs, (A) the absolute value of the amount set forth in Section 1.01(a) of the Company Disclosure Schedule for such quarter multiplied by (B) a fraction, the numerator of which is the number of days in such quarter prior to the Closing Date, and the denominator of which is the total number of days in such quarter.

“Cash” means all cash and cash equivalents (including marketable securities, short term investments and bank notes), in each case, as calculated in accordance with the Accounting Principles.

“Change in Control Plan” means the Symbion, Inc. Executive Change in Control Severance Plan, amended and restated as of November 1, 2013.

“Claim” means a Third-Party Claim or a Direct Claim.

“Closing Cash” means the sum of (i) the aggregate amount of all Cash held by the Company immediately prior to the Effective Time, plus (ii) the aggregate amount of all Cash held by each Company Subsidiary or Managed Unconsolidated Joint Venture (other than (x) any Company Subsidiary or Managed Unconsolidated Joint Venture acquired pursuant to an Approved Acquisition and (y) any Cost Report Cash) immediately prior to the Effective Time multiplied by the Applicable Ownership Percentage associated with such Company Subsidiary or Managed Unconsolidated Joint Venture immediately prior to the Effective Time, minus (iii) the aggregate amount of all Restricted Cash held by each Company Subsidiary or Managed Unconsolidated Joint Venture (other than any Company Subsidiary or Managed Unconsolidated Joint Venture acquired pursuant to an Approved Acquisition) immediately prior to the Effective Time multiplied by the Applicable Ownership Percentage associated with such Company Subsidiary or Managed Unconsolidated Joint Venture immediately prior to the Effective Time, in each case in this definition, as calculated in accordance with the Accounting Principles.

“Closing Cash Amount” means an amount equal to the lesser of (i) $20 million and (ii) the Closing Cash.

“Closing Cash Amount Limited Guaranty” means a Limited Guaranty substantially in the form attached hereto as Exhibit A executed by H.I.G. Bayside Debt & LBO Fund II, L.P.

“Closing Date” means the date on which the Closing occurs.

“Closing Indebtedness” means the sum of (i) the aggregate amount of Indebtedness of the Company and the Issuer immediately prior to the Effective Time, plus (ii) the greater of (x) $44,000,000, plus the amount of Closing Indebtedness in respect of the open cost reports described in Item 2 on Section 1.01(c) of the Company Disclosure Schedule, as calculated pursuant to the following clause (y) of this definition and (y) the aggregate amount of Indebtedness of each Company Subsidiary (other than the Issuer) and Managed Unconsolidated Joint Venture immediately prior to the Effective Time multiplied by the Applicable Ownership Percentage associated with such Company Subsidiary or Managed Unconsolidated Joint Venture immediately prior to the Effective Time, in each case in this definition with respect to the items set forth in clauses (i), (ii), (iii), (v), (vi), (viii), (ix) (to the extent relating to items set forth in clauses (i), (ii), (iii), (v), (vi) or (viii)), (x) and (xi) of the definition of “Indebtedness”, as calculated in accordance with the Accounting Principles (it being understood and agreed that (I) to the extent the amount of any such item is set forth in any Payoff Letter, the amount of such item shall be the amount thereof set forth in such Payoff Letter and (II) all items set forth in clauses (iv) and (vii) of the definition of “Indebtedness” will not be calculated in accordance with the Accounting Principles) (provided that “Closing Indebtedness” shall not include, to the extent outstanding immediately prior to the Effective Time, (A) any Indebtedness of the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture that is payable to the Company or any Company Subsidiary that is wholly owned by the Company, (B) any amounts included in Closing Working Capital or Company Transaction Expenses, (C) any Indebtedness incurred by the Company or a Company Subsidiary or Managed Unconsolidated Joint Venture to the extent that the proceeds thereof are applied to the payment of any of the Approved Acquisition Costs, or (D) any Indebtedness of a Company Subsidiary or Managed Unconsolidated Joint Venture acquired pursuant to an Approved Acquisition to the extent outstanding immediately prior to, and not repaid in connection with the consummation of, such Approved Acquisition; provided, further, that, if the Company or a Company Subsidiary or Managed Unconsolidated Joint Venture has Indebtedness that is payable to a Company Subsidiary that is not wholly owned by the Company or to a Managed Unconsolidated Joint Venture, then a portion of such Indebtedness equal to the total amount of such Indebtedness multiplied by the Applicable Ownership Percentage associated with the Company Subsidiary or Managed Unconsolidated Joint Venture to which such Indebtedness is owed immediately prior to the Effective Time shall not be included as

“Closing Indebtedness”).  For clarity, with respect to any of the Notes that are not redeemed on or prior to the Closing Date but are satisfied and discharged on the Closing Date pursuant to Article 12 of the applicable Notes Indenture, “Closing Indebtedness” shall refer to the amount required under Article 12 of the applicable Notes Indenture to be irrevocably deposited with the trustee as trust funds to pay and discharge the entire indebtedness on such Notes to the date of redemption of such Notes in accordance with the Redemption Notice.

“Closing Working Capital” means (i)(A) the sum of the current assets of the Company and the Company Subsidiaries (other than any Company Subsidiary acquired pursuant to an Approved Acquisition), on a consolidated basis, minus (B) the current liabilities of the Company and the Company Subsidiaries (other than any Company Subsidiary acquired pursuant to an Approved Acquisition), on a consolidated basis, plus (ii)(A) the sum of the current assets of each Managed Unconsolidated Joint Venture (other than any Managed Unconsolidated Joint Venture acquired pursuant to an Approved Acquisition), multiplied by the Applicable Ownership Percentage associated with such Managed Unconsolidated Joint Venture, minus (B) the current liabilities of each Managed Unconsolidated Joint Venture and its Subsidiaries (other than any Managed Unconsolidated Joint Venture acquired pursuant to an Approved Acquisition), multiplied by the Applicable Ownership Percentage associated with such Managed Unconsolidated Joint Venture, in each case in this definition, (1) taking into account only those current asset and current liability line items set forth in the sample calculation of Closing Working Capital attached as Exhibit B hereto (the “Sample Working Capital Calculation”), (2) as of immediately prior to the Effective Time and (3) as calculated in accordance with the Accounting Principles and the Sample Working Capital Calculation, to the extent consistent with the Accounting Principles (provided that “Closing Working Capital” shall not include any Cash, any Restricted Cash, any Tax assets, any notes payable by employees described in Section 3.13(a)(xi) of the Company Disclosure Schedule, or any amounts included in the definitions of Closing Indebtedness or Company Transaction Expenses).

“Closing Working Capital Adjustment” means (i) Closing Working Capital minus (ii) $58,500,000 (which, for the avoidance of doubt, shall be a negative number if Closing Working Capital is less than $58,500,000); provided that if the absolute value of the Closing Working Capital Adjustment is between negative $1,000,000 and positive $1,000,000, the Closing Working Capital Adjustment shall be deemed equal to zero.

“Code” means the United States Internal Revenue Code of 1986.

“Company Disclosure Schedule” means the schedule delivered by the Company to Buyer on the date hereof, subject to Section 11.13.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any Company Subsidiary.

“Company Subsidiary” means any Subsidiary of the Company, including the Consolidated Joint Ventures (but excluding, for the avoidance of doubt, the Unconsolidated Joint Ventures).

“Company Transaction Expenses” means, without duplication, (i) any amount owed by the Company or any Company Subsidiary or Unconsolidated Joint Venture as of the Effective Time (whether or not the Company has been billed for such amounts) in respect of the legal, accounting, financial advisory and other advisory or consulting fees and expenses incurred in connection with the preparation, execution, negotiation and completion of the Transaction Documents or the consummation of the transactions contemplated thereby, in each case, solely to the extent not paid prior to the Effective Time by or on behalf of the Company or any Company Subsidiary or Unconsolidated Joint Venture, (ii) any Transaction Bonus Cost, (iii) the employer portion of any payroll, employment or similar Taxes required to be paid by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture with respect to (A) the amounts payable to the Option Holders in connection with the Closing pursuant to Section 2.08, (B) the amounts payable to Richard Francis or Clifford Adlerz pursuant to clause (ix) below or (C) the forgiveness of any loans or other obligations owed by any employee of the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture in connection with the transactions contemplated by this Agreement, (iv) 50% of all costs and expenses up to $200,000 to obtain the D&O Insurance as contemplated by Section 5.10, and 100% of any such costs and expenses in excess of $200,000, (v) any amounts payable pursuant to the Crestview Agreement, (vi) any amounts payable under any Employee Plan as “gross up” payments for any excise Taxes under Section 4999 of the Code, including all amounts payable by the Company pursuant to Section 9 of each of the Executive Employment Agreements (other than (A) any such “gross up” payments that become payable with respect to any payments or benefits provided pursuant to any agreement or arrangement entered into with a service provider of the Company or any Company Subsidiary by or at the written direction of Buyer on or after the date of this Agreement, including the Employment Agreements, or (B) 50% of any such “gross up” payments that become payable with respect to any payments made by Buyer to Richard Francis or Clifford Adlerz pursuant to their respective Noncompetition Agreements), (vii) 50% of any Good Reason Severance Cost, in each case solely to the extent not paid by the Company or any Company Subsidiary or Unconsolidated Joint Venture prior to the Effective Time, (viii) an amount equal to the lesser of (A) 50% of any portion of the aggregate payments made by Buyer to Richard Francis or Clifford Adlerz pursuant to their respective Noncompetition Agreements that exceeds $1,050,000 and (B) $325,000 and (ix) the amounts payable to Richard Francis or Clifford Adlerz as described in Section 2 (other than the last sentence thereof) of their respective Executive Separation Agreements (provided that “Company Transaction Expenses” shall not include any amounts included in the definitions of Closing Indebtedness or Closing Working Capital).

“Competition Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other Applicable Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restricting or lessening of competition or restraint of trade.

“Confidentiality Agreement” means the confidentiality agreement dated as of November 22, 2013, between H.I.G. Middle Market, LLC and the Issuer.

“Consolidated Joint Venture” means each entity which would be consolidated with the Company in accordance with the Accounting Principles that is not directly or indirectly wholly owned by the Company, including, as of the date hereof, those entities set forth on Section 1.01(b) of the Company Disclosure Schedule.

“Cost Report Cash” means any Cash held by the Company Subsidiary identified in Item 32 on Section 1.01(b) of the Company Disclosure Schedule immediately prior to the Effective Time for the purpose of satisfying the liabilities described in Item 2 on Section 1.01(c) of the Company Disclosure Schedule, multiplied by the Applicable Ownership Percentage associated with such Company Subsidiary immediately prior to the Effective Time.

“Crestview Agreement” means the Advisory Services and Monitoring Agreement entered into as of August 23, 2007 among the Company, the Issuer and Crestview Advisors, L.L.C.

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection herewith, together with their respective affiliates and their and their respective affiliates’ respective successors and assigns.

“Environmental Law” means Applicable Laws governing the protection of the environment, pollution, natural resources or health or safety (but solely as it relates to exposure to Hazardous Substances or worker illnesses or injuries) including Applicable Laws relating to the processing, use, treatment, storage, disposal, Release, transport or handling of Hazardous Substances.

“Equity Incentive Plan” means the Company’s 2007 Equity Incentive Plan, as amended.

“Equity Participation Plan” means the Symbion Holdings Corporation Compensatory Equity Participation Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means JPMorgan Chase Bank, NA.

“Escrow Agreement” means the agreement among Buyer, the Company, the Stockholders’ Representative and the Escrow Agent in the form attached as Exhibit C hereto.

“Escrow Release Date” means the date that is 18 months after the Closing Date.

“Exchangeable Note Holder” means each holder of the Exchangeable Notes.

“Exchangeable Notes” means the 8.00% Senior PIK Exchangeable Notes due 2017 of the Issuer.

“Exchangeable Notes Indenture” means the Indenture, dated as of June 14, 2011, by and among the Issuer, the Guarantors (as defined therein) and the U.S. Bank National Association, a national banking association, as trustee.

“Executive Employment Agreements” means the employment agreements between the Issuer and each of Richard Francis and Clifford Adlerz individually.

“Executive Separation Agreements” means the separation agreements entered into as of the date hereof by the Company and each of Richard Francis and Clifford Adlerz.

“Facility” means a surgical hospital or ambulatory surgical center owned or operated by the Company or any of the Company Subsidiaries or Consolidated Joint Ventures, or any of the Managed Unconsolidated Joint Ventures, as applicable.

“Fundamental Representations” means the representations and warranties contained in Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.05 (Capitalization), Section 3.06 (Ownership of Shares and Options), Section 3.07 (Company Subsidiaries), Section 3.10(b) (Financial Statements) and Section 3.10(f) (Financial Statements).

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority.

“Full Dilution Number” means the sum of (i) the total number of Shares outstanding immediately prior to the Effective Time (including any Shares due to any former Exchangeable Note Holder who prior to the Effective Time has validly exercised its right to exchange its Exchangeable Notes in accordance with Article 10 of the Exchangeable Notes Indenture) and (ii) the total number of Shares issuable upon exercise of the Vested Options outstanding immediately prior to the Effective Time.

“GAAP” means generally accepted accounting principles in the United States.

“Good Reason Severance Cost” means (i) any severance amount or other Benefits (as defined in the Change in Control Plan as in effect on or prior to the date of this Agreement) that becomes payable to an employee of the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture after the Effective Time pursuant to Section 4(b) of the Change in Control Plan (as in effect on or prior to the date of this Agreement) and (ii) the employer portion of any payroll, employment or similar Taxes required to be paid by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture with respect to the amounts described in clause (i).

“Governmental Authority” means any transnational, foreign or domestic, federal, state, or local, governmental authority, commission, department, court, tribunal, agency or official, including any political subdivision thereof.

“Hazardous Substances” means: (i) any petroleum or petroleum products, radioactive materials, asbestos, mold, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls (PCBs) and radon gas; (ii) Medical Waste; and (iii) any chemicals, pollutants, materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or other words of similar import, under any Applicable Law governing the environment, pollution, natural resources or health and safety (but solely as it relates to exposure to Hazardous Substances or worker illnesses or injuries).

“Holders” means the Stockholders, the Option Holders and the Exchangeable Note Holders.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person means the outstanding principal amount, together with any accrued and unpaid interest thereon, owed by such Person (without duplication), in respect of (i) obligations of such Person for borrowed money, including indebtedness for borrowed money under any credit agreement or bank line of credit (but excluding any liability with respect to checks drawn but not yet processed for payment), (ii) obligations of such Person evidenced by bonds, notes, debentures or similar instruments, (iii) obligations of such Person with respect to any letters of credit, bankers’ acceptances or surety bonds, but only to the extent that such Person has drawn and not returned any funds, (iv) the deferred purchase price of property or services (other than trade payables incurred in the Ordinary Course of Business and included as a current liability in the calculation of Closing Working Capital) due by such Person, including the maximum potential amount payable with respect to earnouts, purchase price adjustments or other similar payments related to acquisitions, (v) obligations under any conditional sale agreement, capital lease or other title retention property, (vi) obligations under any existing interest rate, commodity or other swap, hedge or financial derivative agreement entered into by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture prior to Closing, (vii) any Off-Balance Sheet Financing, (viii) any amounts payable to participants under the Deferred Compensation Arrangements (whether payable at or after Closing) plus the employer portion of any payroll, employer or similar Taxes with respect to any such amounts that are paid or become payable to Richard Francis and Clifford Adlerz (whether payable at or after the Closing) and any such amounts that are paid or become payable to any other participant at or prior to the Closing to the extent the amount of such payment obligations exceeds the book value of the Deferred Compensation Assets, in each case calculated as of the Effective Time and in accordance with the Accounting Principles, (ix) indebtedness or obligations of the type described in clauses (i) through (viii) of any Person secured by any Lien on any assets of the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture, even though the Company and the Company Subsidiaries and the Managed Unconsolidated Joint Ventures have not assumed or otherwise become liable for payment thereof, (x) obligations of such Person set forth on Section 1.01(c) of the Company Disclosure Schedule or (xi) any prepayment, breakage, redemption, make-whole or other premiums, payments, fees or penalties, and any other fees, costs, expenses or other amounts required to be paid to fully discharge any of the Indebtedness described in any of the clauses above that is discharged at or prior to the Closing (or, in the case of the Notes, satisfied and discharged in accordance with the terms of the applicable Notes Indenture).  For the avoidance of doubt, “Indebtedness” shall not include any accounting liability in respect of construction costs relating to any replacement hospital developed by or for the benefit of CMSC, LLC, a Montana limited liability company and Company Subsidiary, in the greater metropolitan Great Falls, Montana area, except to the extent of any net liability associated with the development of such hospital (measured as facility lease obligation less construction-in-progress or similar asset, in each case calculated in accordance with the Accounting Principles) in excess of $250,000.

“Indemnity Escrow Amount” means the Initial Indemnity Escrow Amount plus any amounts deposited in the Indemnity Escrow Account pursuant to Section 2.05(c).

“Initial Option Consideration” means, in respect of any Vested Option, the amount in cash, without interest, determined by multiplying (i) the excess, if any, of the Initial Per Share Merger Consideration over the per-Share exercise price of such Vested Option, by (ii) the number of Option Shares relating to such Vested Option.

“Initial Per Share Merger Consideration” means the quotient obtained by dividing (x) the Estimated Aggregate Purchase Price plus the aggregate exercise price of all Vested Options with respect to which the Initial Option Consideration is due less the Escrow Amount by (y) the Full Dilution Number.

“Intellectual Property Right” means any and all worldwide rights, titles, and interests in and to (i) works of authorship, copyrights (including any extensions of copyrights), copyrightable works (whether or not registered), databases, rights in databases and data collections, (ii) rights of publicity, (iii) patents, patent applications, innovation and utility model patents and registrations, statutory invention registrations, patent and invention disclosures, inventions (whether or not patentable and whether or not reduced to practice), and all continuations, divisionals, continuations-in-part, provisional, revisions, extensions, reexaminations, reissues, and renewals thereof, (iv) trademarks, service marks, trade names, corporate names, trade dress, logos, slogans, Internet domain names, and uniform resource locators (whether or not registered), together with all goodwill associated therewith, including all translations, annotations, adaptations, derivations and combinations of the foregoing, (v) trade secrets, know-how, proprietary processes and procedures, confidential business information and other information that derives economic value from not being generally known, (vi) computer software and (vii) any other similar type of proprietary intellectual property right.

“IRS” means the Internal Revenue Service.

“Issuer” means Symbion, Inc., a Delaware corporation.

“Joint Ventures” means the Consolidated Joint Ventures and the Unconsolidated Joint Ventures.

“knowledge of the Company,” “the Company’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of Richard Francis, Teresa F. Sparks, Clifford Adlerz and Jennifer Baldock.

“Leases” means all written or oral leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which the Company or any of the Company Subsidiaries holds, leases, uses or occupies any Leased Real Property.

“Letter of Transmittal” means the letter of transmittal in the form attached as Exhibit D hereto.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, rights of first refusal, options to purchase, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Managed Unconsolidated Joint Venture” means any Unconsolidated Joint Venture, other than the Unconsolidated Joint Venture that operates the Arise Austin Medical Center in Austin, Texas.

“Marketing Period” has the meaning given to such term in the Debt Commitment Letter as in effect on the date hereof; provided that (i) the Marketing Period in any event shall end on any earlier date on which the Debt Financing is funded and (ii) the Marketing Period shall not be deemed to have commenced if, prior to the completion thereof (A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by Ernst & Young LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Buyer or (B) the Company shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Information or any such restatement is under consideration, in which case the Marketing Period may not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has determined and announced that no such restatement is required in accordance with GAAP.

“Material Adverse Effect” means a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except any such effect resulting from or arising in connection with (i) this Agreement or the performance of the transactions contemplated hereby or any announcement hereof or thereof, or any facts or circumstances relating to Buyer, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company with third parties, (ii) changes or conditions generally affecting any industry in which the Company or any Company Subsidiary operates, including changes in Federal Health Care Programs or other Third-Party Payor programs or plans or rates of reimbursement thereunder, (iii) changes in market or economic conditions generally (including changes in financial, banking and/or securities markets), (iv) changes in political or social conditions generally, including acts of war, sabotage or terrorism, or military actions, or any escalation or worsening thereof, (v) changes in Applicable Law or the interpretation thereof, (vi) changes in accounting requirements or principles under GAAP, (vii) any failure by the Company or any Company Subsidiary to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or any other financial or operating metrics for any period, provided that the underlying causes of such failure shall not be excluded by this clause (vii), (viii) actions taken or not taken by Buyer or any of its Affiliates (other than actions taken or not taken in the Ordinary Course of Business of Buyer and its Affiliates) or actions taken by the Company at the written request or with the written permission of Buyer (ix) earthquakes, floods, hurricanes, tornadoes, natural disasters or other “acts of God;” or (x) actions taken by the Company in connection with distributing, or causing to be distributed, any or all of the Cash of any Company Subsidiary to the Company, any wholly owned Company Subsidiary or the equityholders of the applicable Company Subsidiary; provided, further, that any event, circumstance, development, occurrence, change or effect referred to in clauses (ii) — (vi) and (ix) above may be taken into account in determining whether or not there has been or will be a “Material Adverse Effect” to the extent, but only to the extent, that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared to other participants in the industries or markets in which the Company and the Company Subsidiaries operate.

“Medical Waste” means any (i) pathological waste, (ii) contaminated blood or blood waste, (iii) wastes from surgery or autopsy, (iv) dialysis waste, including contaminated disposable equipment and supplies, (v) medical, pathological or research cultures and stocks of infectious agents and associated biological agents, (vi) isolation wastes, (vii) contaminated equipment generated in a healthcare facility, (viii) laboratory waste, and (ix) various other biological waste and discarded materials contaminated with or exposed to blood or excretion or secretions from human beings.  “Medical Waste” also includes any substance, pollutant, material, or contaminant listed or regulated under the MWTA.

“Medical Waste Laws” means the following, including regulations promulgated and orders issued thereunder: the MWTA; the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 U.S.C. §§2501 et seq.; the United States Department of Health and Human Services, National Institute for Occupational Safety and Health Guidelines for protecting the safety and health of health care workers, Publication No. 88-119 et seq. (but solely as it relates to disposal or handling of infectious and other medical wastes) and any other Applicable Laws, in each of the foregoing cases, solely insofar as they regulate Medical Waste, or impose requirements relating to Medical Waste.

“MWTA” means the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992 et seq.

“Note Holders” means, collectively, the Exchangeable Note Holders, the 8% Note Holders and the Toggle Note Holders.

“Notes” means, collectively, the Exchangeable Notes, the 8% Notes and the Toggle Notes.

“Notes Indentures” means, collectively, the Exchangeable Notes Indenture, the 8% Notes Indenture and the Toggle Notes Indenture.

“Off-Balance Sheet Financing” means (a) any liability of the Company or any Company Subsidiary or Unconsolidated Joint Venture under any sale and leaseback transactions which does not create a liability on the consolidated balance sheet of the Company or any Company Subsidiary or Unconsolidated Joint Venture and (b) any liability of the Company or any Company Subsidiary or Unconsolidated Joint Venture under any synthetic lease, Tax retention, operating lease, off-balance sheet loan or similar off-balance sheet financing product where the transaction is considered indebtedness for borrowed money for federal income Tax purposes but is classified as an operating lease in accordance with the Accounting Principles, but in all events shall exclude any liability of CMSC, LLC, d/b/a Great Falls Clinic Medical Center arising under the operating lease listed on Section 1.01(d) of the Company Disclosure Schedule.

“Option Holder” means each holder of unexercised Vested Options as of immediately prior to the Effective Time.

“Option Shares” means, in respect of any Vested Option, the Shares issuable upon exercise thereof in full immediately prior to the Effective Time.

“Options” means options to purchase Shares granted under the Equity Incentive Plan that are issued and outstanding immediately prior to the Effective Time, whether vested or not.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business of such Person consistent with past custom and practice (including with respect to quantity and frequency); provided that past custom and practice (including with respect to quantity and frequency) shall be determined by reference to the ordinary course of business of such person during the twelve months prior to the date hereof.

“Organizational Documents” means (i) any certificate or articles of incorporation, bylaws, certificate or articles of formation, operating agreement or partnership agreement, (ii) any documents comparable to those described in clause (i) as may be applicable pursuant to any Applicable Law and (iii) any amendment or modification to any of the foregoing.

“Permits” means all licenses, permits, registrations, accreditations, certifications, approvals and consents pending with or issued by Governmental Authorities in connection with the operation of the Company, the Company Subsidiaries or the Managed Unconsolidated Joint Ventures, as applicable.

“Permitted Liens” means (i) all exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters (A) that are matters of record and that individually or in the aggregate do not materially and adversely impact the current use or value of the affected property or (B) disclosed in policies of title insurance delivered or made available to Buyer prior to the date hereof and that do not materially and adversely impact the current use of the affected property; (ii) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith, for which adequate reserves are maintained in accordance with the Accounting Principles; (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the Ordinary Course of Business or that are not yet due and payable or are being contested in good faith, in each case, to the extent the liability giving rise to any such Lien is included as a current liability in the final calculation of Closing Working Capital; (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Authority that do not materially and adversely impact the current use or value of the affected property, (v) title of a lessor under a capital or operating lease; (vi) such other Liens that individually or in the aggregate do not materially and adversely impact the current use or value of the affected property; (vii) purchase money liens and liens securing rental payments under capital lease arrangements; and (viii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation to the extent the liability giving rise to any such Lien is included as a current liability in the final calculation of Closing Working Capital.

“Person” means an individual, corporation, partnership, joint venture, joint stock company, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and, with respect to a Straddle Period, the portion of such Tax period ending on the Closing Date.

“Pre-Closing Taxes” means, any Tax of the Company or a Company Subsidiary for any Pre-Closing Tax Period.

“Pro Rata Share” means with respect to each Holder, the quotient obtained by dividing (i) the sum of (A) the number of Shares held by such Holder (including, if applicable, without duplication, any Shares deliverable to such Holder upon exchange of the Exchangeable Notes under Article 10 of the Exchangeable Notes Indenture) as of immediately prior to the Effective Time and (B) the number of Shares issuable upon the exercise of Vested Options held by such Holder as of immediately prior to the Effective Time, by (ii) the Full Dilution Number; provided that for purposes of calculating the Pro Rata Share of the Holders with respect to the payment of the Initial Per Share Merger Consideration or payment due to Holders pursuant to Section 2.13 or Section 2.05, the Full Dilution Number shall not include the Shares underlying Vested Options to the extent that the Holders of such Vested Options are not entitled to receive any portion of the Initial Option Consideration or any payment under Section 2.13 or Section 2.05, respectively, on account of the last sentence of Section 2.08.

“Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into the atmosphere, soil, waste water, storm water, surface water, groundwater or property.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, financial advisors, auditors, agents and other authorized representatives.

“Restricted Cash” means any Cash held by the Company, any Company Subsidiary or any Managed Unconsolidated Joint Venture (i) for, or on behalf of, a customer or client of any such Person, or (ii) which is subject to a restriction on its use or access prior to Closing (including any such Cash held in escrow or as a security deposit or other deposit); provided that, for the avoidance of doubt, “Restricted Cash” shall not include (A) any Cash held by a Company Subsidiary or Managed Unconsolidated Joint Venture for the purpose of satisfying liabilities associated with the open cost reports of such Company Subsidiary or Managed Unconsolidated Joint Venture or (B) any Cash corresponding to the accounts receivable credit balances reflected in the Closing Statement (the Cash referred to in this clause (B), “Accounts Receivable Credit Balance Cash”).

“Shareholders Agreement” means the Shareholders Agreement dated as of August 23, 2007 among the Company, Crestview Symbion Holdings, L.L.C. and the other parties thereto.

“Shares” means shares of the common stock, par value $0.01 per share, of the Company.

“Stockholder Participant” means each Stockholder who has delivered his, her or its Shares, together with a properly completed Letter of Transmittal, to Buyer and has received the Initial Per Share Merger Consideration with respect thereto.

“Stockholder Participant’s Indemnification Share” means, with respect to any Stockholder Participant, the quotient obtained by dividing (x) the number of Shares held by such Stockholder Participant as of immediately prior to the Effective Time, by (y) the number of the Shares that were held by all Stockholder Participants immediately prior to the Effective Time.

“Stockholders” means, collectively, (i) the holders of Shares and (ii) the holders of the right to receive Shares deliverable to such holders following the exchange of Exchangeable Notes that have been properly tendered for exchange under Article 10 of the Exchangeable Notes Indenture, in each case, as of immediately prior to the Effective Time.

“Stockholders’ Approval” means the affirmative vote or written consent required by the DGCL in connection with the approval and adoption of this Agreement by the holders of a majority of the Shares.

“Straddle Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, trust or other legal entity which would be consolidated with such Person in accordance with the Accounting Principles.

“Tax” means any federal, state, local, or foreign tax, or other similar assessment, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, personal property, sales, use, transfer, registration, escheat or unclaimed property, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by any Taxing Authority, and including any interest, penalty or addition thereto, including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement of Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third-Party Payors” means all Federal Health Care Programs and all other state or local governmental insurance programs and private, non-governmental insurance and managed care programs with which the Company and any Company Subsidiary contracts to provide services related to their respective businesses or through which the Company Subsidiaries receive reimbursements for services provided by the Company Subsidiaries.

“Ticking Fee Amount” means an amount equal to the lesser of (i) 50% of the aggregate Ticking Fees (as defined in the Debt Fee Letter as in effect on the date hereof, or in any amended or replacement fee letter related to the Debt Financing, provided that the ticking fees provided in such amended or replacement fee letter shall not exceed the ticking fees under the Debt Fee Letter as in effect on the date hereof) accruing under the Debt Fee Letter on or after the date that is 91 days after the date hereof and (ii) $7,660,000.

“Toggle Note Holder” means each holder of the Toggle Notes.

“Toggle Notes” means the 11.00%/11.75% Senior PIK Toggle Notes due 2015 of the Issuer.

“Toggle Notes Indenture” means the Indenture, dated as of June 3, 2008, by and among the Issuer, the Guarantors (as defined therein) and the U.S. Bank National Association, a national banking association, as trustee.

“Transaction Bonus Cost” means (without duplication) the amount of any (i)  change-of-control or transaction bonuses or payments payable by the Company or any

Company Subsidiary or Managed Unconsolidated Joint Venture to any of their employees or consultants as a result of or in connection with the transactions contemplated by this Agreement, including any transaction bonuses provided to such employees in accordance with Section 5.01(h) of the Company Disclosure Schedule (but excluding, for clarity, (A) any Good Reason Severance Costs or any other payments made to any such employee or consultant upon or as a result of the termination of his or her employment or service by Buyer or its Subsidiaries at or after the Closing (other than the payments included in clause (ii) below), (B) any payments made pursuant to any employee plan or agreement established or entered into in by Buyer or any of its Subsidiaries at or after the date hereof, and (C) any payments made pursuant to the Noncompetition Agreements or the Employment Agreements), (ii) severance payments (including severance benefits) that are, or will become in the future, payable to or for the benefit of the employees pursuant to the Executive Employment Agreements (regardless of when paid), and (iii) employer portion of any payroll, employment or similar Taxes required to be paid by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture with respect to any such bonuses or payments described in clauses (i) and (ii) above.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Written Consent and the Letters of Transmittal.

“Unconsolidated Joint Venture” means each entity in which the Company or a Subsidiary of the Company has an equity interest which would not be consolidated with the Company in accordance with the Accounting Principles and any Subsidiaries of such entity, including, as of the date hereof, those entities set forth on Section 1.01(e) of the Company Disclosure Schedule.

“Vested Options” means Options that have vested as of the Effective Time, or will vest, either by their terms (as such terms may have been amended from time to time) or by action of the Company Board, in connection with the consummation of the transactions contemplated by this Agreement (including, where applicable, any such Option held by any employee who is terminated without cause or resigns for good reason within 12 months of the Closing).

“Written Consent” means the irrevocable written consent in the form attached as Exhibit E hereto.

(b)        Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Shareholder Approval Requirements	5.08
8% Notes Redemption	5.14(a)
8% Notes Redemption Notice	5.14(a)
Accounts Receivable Credit Balance Cash	1.01(a)
Agreement	Preamble
Alternative Financing	5.06(c)

Term	Section
Appraisal Payment	9.02(a)
Appraisal Shares	2.07
Approved Acquisition	5.01(d)
Approved Disposition	5.01(e)
Balance Sheet Date	3.11(a)
Buyer	Preamble
Buyer Indemnified Persons	9.02(a)
Buyer Related Parties	10.03(b)
Buyer Termination Fee	10.03(a)
CapEx Budget	3.11(b)
Certificate of Merger	2.02(b)
Charge	9.11(c)
Charges	9.11(c)
Closing	2.02(a)
Closing Statement	2.12
Common Stock Certificates	2.06(a)
Company	Preamble
Company Board	2.15(a)
Company Securities	3.05(b)
Company Subsidiary Securities	3.07(b)
Continuing Employees	7.01
Current Representation	11.12(a)
D&O Insurance	5.10(b)
Damages	9.02
De Minimis Amount	9.02(b)
Debt Commitment Letter	4.05(a)
Debt Fee Letter	4.05(a)
Debt Financing	4.05(a)
Deductible	9.02(b)
Deferred Compensation Arrangements	2.14
Deferred Compensation Assets	2.14
Designated Person	11.12(a)
DGCL	2.01(a)
Direct Claim	9.06
Disqualified Individual	5.08
EBITDA	5.02(d)
Effective Time	2.02(b)
Email	11.01
Employee Plans	3.16(a)
Employment Agreements	Recitals
ERISA Affiliate	3.16(c)
Escrow Account	2.05(a)
Escrow Amount	2.05(a)
Escrow Property	9.11(c)
Estimated Aggregate Purchase Price	2.12

Term	Section
Excess Parachute Payments	5.08
Excess Parachute Waiver	5.08
Exchangeable Notes Redemption	5.14(a)
Exchangeable Notes Redemption Notice	5.14(a)
Final Aggregate Purchase Price	2.13(g)
Holder Indemnified Persons	9.04
Improvements	3.20(a)
Indemnified Party	9.05(a)
Indemnifying Party	9.05(a)
Indemnity Escrow Account	2.05(a)
Indemnity Escrow Amount	2.05(a)
Insurance Policies	3.22
Issuer Financial Statements	3.10(a)
Issuer SEC Documents	3.09(a)
Leased Real Property	3.20(b)
Letter of Transmittal Breaches	9.02(a)
Limited Guarantor	4.07
Limited Guaranty	4.07
Material Contract	3.13(a)
Merger	2.01(a)
Merger Sub	Preamble
Monthly Financial Statements	5.13
Noncompetition Agreements	Recitals
Option Consideration	2.08
Option Shortfall Amount	2.08
Outside Date	10.01(b)
Owned Real Property	3.20(a)
Parties	Preamble
Payoff Letters	2.15(a)
PBGC	3.16(a)
Per Share Merger Consideration	2.04(a)
Physician Partner	3.25(a)
Post-Closing Representation	11.12(a)
Post-Closing Statement	2.13(a)
Property Owner	3.20(a)
Purchase Price Adjustment Escrow Account	2.05(a)
Purchase Price Adjustment Escrow Amount	2.05(a)
Real Property	3.20(b)
Redemption	5.14(a)
Redemption Notice	5.14(a)
Remaining Funds	2.05(c)
Required Information	5.06(d)
Sample Working Capital Calculation	1.01(a)
SEC	3.09(a)
Seller Related Parties	10.03(b)

Term	Section
Solvent	4.06
Stockholders’ Representative	Preamble
Stockholders’ Representative Expense Fund Account	2.05(a)
Stockholders’ Representative Expense Fund Amount	2.05(a)
Stockholders’ Representative Expense Fund Property	2.05(c)
Surviving Corporation	2.01(a)
Termination Agreement	Recitals
Third-Party Claim	9.05(a)
Toggle Notes Redemption	5.14(a)
Toggle Notes Redemption Notice	5.14(a)
Transfer Taxes	6.02
Worcester Operation Period	5.01(e)

Section 1.02.         Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any agreement or contract are to such agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any statute include any rules and regulations promulgated thereunder, and references to any statute, rule or regulation are to such statute, rule or regulation as amended, modified or supplemented from time to time in accordance with Applicable Law.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  The word “party” is to be deemed to refer to a party hereto and references to “$” are to U.S. Dollars.

ARTICLE 2
THE MERGER

Section 2.01.         The Merger.  (a) Upon the terms and subject to the conditions hereof and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)        From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

Section 2.02.         Closing; Effective Time.  (a) Subject to the provisions of Article 8, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, no later than 10:00 a.m. New York City time on the fifth Business Day after the date on which each of the conditions set forth in Article 8 (other than those conditions set forth in Article 8 that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the Closing by the party or parties entitled to the benefit thereof); provided that if the Marketing Period has not ended at or prior to the time of the satisfaction or due waiver of such conditions, the Closing shall occur at the earlier to occur of (x) a date before or during the Marketing Period specified by Buyer on not less than five Business Days’ notice to the Company and (y) the next Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of the conditions set forth in Article 8 on such date), or (ii) or on such other date or time or at such other location as is mutually agreed in writing by the Buyer and the Company.

(b)        At the Closing, Merger Sub and the Company shall file a certificate of merger in the form attached as Exhibit F hereto (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and make all other filings, recordings or publications required by Applicable Law in connection with the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Buyer and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).  If the Closing occurs, all transactions contemplated herein to occur on or as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of 12:01 a.m. on the Closing Date.

Section 2.03.         Certificate of Incorporation; Bylaws; Directors and Officers.  (a) Effective immediately following the Merger, the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

(b)        Effective immediately following the Merger, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

(c)        The directors and officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors and officers, respectively,

of the Surviving Corporation, until their respective successors are duly elected or appointed or their earlier death, resignation or removal.

Section 2.04.         Effect on Capital Stock.  As a result of the Merger, at the Effective Time:

(a)        except as otherwise provided in Section 2.04(b) or Section 2.07, each Share outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be cancelled and shall automatically be converted into the right to receive an amount in cash equal to (i) the Initial Per Share Merger Consideration, (ii) any additional amount, if any, due in respect of such Share pursuant to Section 2.13 following determination of the Aggregate Purchase Price and (iii) any additional amount, if any, due in respect of such Share pursuant to Section 2.05 following the Escrow Release Date or the distribution of the Stockholders’ Representative Expense Fund Property (collectively, the “Per Share Merger Consideration”);

(b)        each Share owned by the Company, Buyer, Merger Sub or any direct or indirect Subsidiary of Buyer or Merger Sub immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist without payment of any consideration with respect thereto; and

(c)        each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted.

Section 2.05.         Escrow Account.  (a) At the Effective Time, Buyer shall cause (i) $2,000,000 in cash (the “Purchase Price Adjustment Escrow Amount”) to be delivered to the Escrow Agent on behalf of the Holders for deposit into a separate account (the “Purchase Price Adjustment Escrow Account”), (ii) $30,000,000 less the Estimated Closing Cash Amount (the “Initial Indemnity Escrow Amount”) to be delivered to the Escrow Agent on behalf of the Holders for deposit into a separate account (the “Indemnity Escrow Account”) and (iii) $1,000,000 (the “Stockholders’ Representative Expense Fund Amount,” and together with the Purchase Price Adjustment Escrow Amount and the Initial Indemnity Escrow Amount, the “Escrow Amount”) to be delivered to the Escrow Agent on behalf of the Holders for deposit into a separate account (the “Stockholders’ Representative Expense Fund Account,” and together with the Purchase Price Adjustment Escrow Account and the Indemnity Escrow Account, the “Escrow Account”), in accordance with the terms of the Escrow Agreement.  The Purchase Price Adjustment Escrow Amount, the Indemnity Escrow Amount and the Stockholders’ Representative Expense Fund Amount deposited with the Escrow Agent shall be applied by the Escrow Agent in accordance with the terms of the Escrow Agreement to pay amounts owing or payable, with respect to the Purchase Price Adjustment Escrow Account, pursuant to Section 2.13, and with respect to the Indemnity Escrow Account and the Stockholders’ Representative Expense Fund Account, pursuant to Section 2.13 or Article 9, with any remaining funds to be distributed to the Holders in accordance with Section 2.05(b), Section 2.05(c) and Section 2.13.

(b)        The Escrow Agent shall hold the Indemnity Escrow Amount and all interest and other amounts earned thereon in escrow pursuant to the Escrow Agreement.  On the Escrow Release Date (or, if such day is not a Business Day, the next Business Day thereafter), an amount equal to (x) the remaining funds in the Indemnity Escrow Account at such time less (y) the aggregate amount of (i) any amounts that have been properly claimed to be payable to Buyer pursuant to Section 2.13 that remain unpaid and (ii) any Damages subject to indemnification by Holders under Section 9.02(a) with respect to any properly made claims outstanding on the Escrow Release Date, shall, if such amount is a positive number, be released from the Indemnity Escrow Account and distributed to the Holders based on their respective Pro Rata Shares in accordance with the terms of the Escrow Agreement.  Thereafter, if at any time funds remaining in the Indemnity Escrow Account are no longer subject to a Claim, such funds shall be released from the Indemnity Escrow Account for distribution to the Holders based on their respective Pro Rata Shares in accordance with the terms of the Escrow Agreement.  Distributions of any funds from the Indemnity Escrow Account shall be governed by the terms and conditions of the Escrow Agreement.

(c)        The Escrow Agent shall hold the Stockholders’ Representative Expense Fund Amount and all interest and other amounts earned thereon in escrow pursuant to the Escrow Agreement.  On the Escrow Release Date (or, if such day is not a Business Day, the next Business Day thereafter), the remaining funds in the Stockholders’ Representative Expense Fund Account (the “Remaining Funds”) at such time shall be released from the Stockholders’ Representative Expense Fund Account for deposit into an account designated by the Stockholders’ Representative.  Thereafter, based solely on the Stockholders’ Representative’s discretion, the Stockholders’ Representative shall distribute all or a portion of the Remaining Funds, together with all interest and other amounts earned thereon (the “Stockholders’ Representative Expense Fund Property”), from time to time, to the Holders based on their Pro Rata Share.  Upon deposit into the account designated by the Stockholders’ Representative as prescribed above, the Stockholders’ Representative Expense Fund Property shall be maintained by the Stockholders’ Representative, and the Stockholders’ Representative shall have the right to recover the Charges from the Stockholders’ Representative Expense Fund Property.  The Stockholders’ Representative shall be entitled to deduct and withhold from any funds or other assets otherwise payable out of the Stockholders’ Representative Expense Fund Property to any Holder pursuant to this Agreement such amounts as the Stockholders’ Representative is required to deduct and withhold under any provision of federal, state, local or foreign tax law.  If the Stockholders’ Representative so withholds amounts, such amounts shall be treated for the purposes of this Agreement as having been paid to the Holders in respect of which the Stockholders’ Representative made such deductions and withholding.

(d)        Buyer shall, on or prior to the Escrow Release Date, deliver to the Escrow Agent, for deposit into the Indemnity Escrow Account, an amount equal to the Closing Cash Amount.  Such amount shall be considered part of the Indemnity Escrow Amount.  If Buyer fails to make the payment required by this Section 2.05(d) the Stockholders’ Representative and the Holders shall not make a claim against Buyer and their sole remedy shall be for the Stockholders’ Representative to exercise its rights under the Closing Cash Amount Limited Guaranty.

Section 2.06.         Surrender and Payment of Shares.  (a) Each Holder whose Shares have been converted into the right to receive payment pursuant to Section 2.04 shall be entitled to receive, upon surrender to Buyer of certificates representing Shares (the “Common Stock Certificates”) together with a properly completed Letter of Transmittal, the Per Share Merger Consideration for each such Share, which amounts shall be paid to the Holders for purposes of this Section 2.06, in the manner and at the times set forth in this Agreement and the Escrow Agreement.  Until so surrendered, each such Common Stock Certificate shall represent after the Effective Time for all purposes only the right to receive such Per Share Merger Consideration.

(b)                        Buyer shall pay, or cause the Surviving Corporation to pay, the applicable Per Share Merger Consideration to the Stockholders in the following manner:

(i)                       If any Stockholder surrenders its Common Stock Certificates together with a properly completed Letter of Transmittal to Buyer prior to the determination of the Final Aggregate Purchase Price, then such Stockholder shall receive in immediately available funds by wire transfer to an account designated by such Stockholder in respect of each Share represented thereby (A) payment at the Closing of the Initial Per Share Merger Consideration in respect of such Shares, if surrendered at least two Business Days prior to the Closing Date, or, if surrendered after such date, within five Business Days after such surrender, (B) any additional payments, if any, due in respect of such Shares pursuant to Section 2.13 following determination of the Aggregate Purchase Price and (C) any additional payment, if any, due in respect of such Shares pursuant to Section 2.05 following the Escrow Release Date or the distribution of the Stockholders’ Representative Expense Fund Property.

(ii)                    If any Stockholder surrenders its Common Stock Certificates together with a properly completed Letter of Transmittal to Buyer after the determination of the Final Aggregate Purchase Price, then such Stockholder shall receive in immediately available funds by wire transfer to an account designated by such Stockholder in respect of each Share represented thereby payment of an amount equal to (A) the sum of the Initial Per Share Merger Consideration and any additional payment due in respect of such Shares pursuant to Section 2.13, within two Business Days after such surrender and (B) any additional payment, if any, due in respect of such Shares pursuant to Section 2.05 following the Escrow Release Date, or the distribution of the Stockholders’ Representative Expense Fund Property.

No later than three Business Days after the date hereof, the Company shall send to each Stockholder who has not completed a Letter of Transmittal on or prior to the date hereof the Letter of Transmittal for use in exchanging his, her or its Shares for the Per Share Merger Consideration.  Notwithstanding anything to the contrary contained in this Agreement, no Stockholder shall be entitled to any consideration hereunder in respect of his, her or its Shares until such Stockholder has properly completed and delivered a Letter of Transmittal to Buyer.

(c)                         If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name a surrendered Common Stock Certificate is registered, it shall be a condition to such payment that the Common Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Surviving Corporation any transfer or other

Taxes required as a result of such payment to a Person other than the registered holder of such Common Stock Certificate or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not payable.

(d)                        After the Effective Time, there shall be no further registration of transfers of Common Stock.  If, after the Effective Time, Common Stock Certificates are presented to Buyer, they shall be cancelled and if accompanied by a properly completed Letter of Transmittal, exchanged for the applicable Per Share Merger Consideration upon compliance with Section 2.06(b). For purposes of such exchange, the cancelled Common Stock Certificate shall be deemed surrendered pursuant to Section 2.06(b) as of the date presented to Buyer.

Section 2.07.                          Appraisal Rights.  Notwithstanding Section 2.04, Shares outstanding immediately prior to the Effective Time and held by a Stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, unless such Holder fails to perfect, withdraws or otherwise loses the right to appraisal.  If, after the Effective Time, such Holder fails to perfect, withdraws or otherwise loses the right to appraisal, such Appraisal Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the applicable Per Share Merger Consideration, subject to the compliance by the Holder of such Shares with Section 2.06.  The Company shall give Buyer prompt notice of any demands received by the Company for appraisal of Shares, Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands and the procedures set forth in Section 9.05 shall otherwise apply to any such demand as though it were a Third-Party Claim.

Section 2.08.                          Cancellation and Payment of Options.  At or immediately prior to the Effective Time, each Option then issued and outstanding (whether or not vested) shall, without any action on the part of any party hereto or the Holder thereof, be cancelled. Prior to Closing, the Company shall take all action necessary to ensure that each such Option is cancelled in accordance with this Section 2.08. With respect to each Vested Option, Buyer shall, or shall cause the Surviving Corporation to, pay to each Option Holder (a) at the Effective Time the Initial Option Consideration for such Vested Option, (b) any additional payment, if any, due in respect of such Vested Option pursuant to Section 2.13 following determination of the Final Aggregate Purchase Price and (c) any additional payment, if any, due in respect of such Vested Option pursuant to Section 2.05 following the Escrow Release Date or the distribution of the Stockholders’ Representative Expense Fund Property (collectively, the “Option Consideration”).  Notwithstanding anything contained herein to the contrary, if the per-Share exercise price of any Vested Option exceeds the Initial Per Share Merger Consideration, the Holder of such Vested Option shall not be entitled to receive any Initial Option Consideration in respect of such Vested Option, and the product of such (1) excess amount multiplied by (2) the number of Shares underlying such Vested Option (the “Option Shortfall Amount”) shall be deducted from any amount that would otherwise be payable in respect of such Vested Option pursuant to clause (b) above (and if the Option Shortfall Amount exceeds such amount that would otherwise be payable in respect of clause (b), the excess shall be deducted from any amount that would otherwise be payable in respect of such Vested Option pursuant to clause (c) above).

Section 2.09.                          Adjustments.  If during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of capital stock, or stock dividend thereon, or any similar event relating to the capital stock, the applicable Per Share Merger Consideration and Option Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted.

Section 2.10.                          Withholding Rights.  The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law.  If the Surviving Corporation so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholder or Option Holder in respect of which the Surviving Corporation made such deduction and withholding.

Section 2.11.                          Lost Certificates.  If any Common Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Common Stock Certificate to be lost, stolen or destroyed and the execution and surrender of the Letter of Transmittal in accordance with Section 2.06, the Surviving Corporation will pay, in exchange for such lost, stolen or destroyed Common Stock Certificate, the applicable Per Share Merger Consideration to be paid in respect of the Shares represented by such Common Stock Certificate, as contemplated by this Article 2.

Section 2.12.                          Pre-Closing Estimate of the Aggregate Purchase Price.  No later than three Business Days prior to the scheduled Closing Date, the Company shall deliver to Buyer a statement (the “Closing Statement”) which shall be signed by the Chief Executive Officer and Chief Financial Officer of the Company (in their capacity as officers of the Company, and not in their personal capacity), setting forth the Company’s good faith estimate of (a) the Approved Acquisition Cash, (b) the Cost Report Cash, (c) the Closing Cash and the Closing Cash Amount (the “Estimated Closing Cash Amount”), (d) Closing Indebtedness, (e) Company Transaction Expenses, (f) the CapEx Shortfall, if any, (g) Closing Working Capital, (h) any Approved Disposition Payments accrued and payable, but unpaid, prior to the Closing, and (i) the Ticking Fee Amount, if any (provided that Buyer shall provide the Company with all information reasonably necessary to calculate such amount).  The Closing Statement shall also set forth (i) the Company’s calculation, using the other amounts set forth on the Closing Statement, of the estimated Aggregate Purchase Price (the “Estimated Aggregate Purchase Price”), (ii) a list of all Option Holders, the number of Shares subject to each Option held thereby, the applicable exercise price per Share subject to such Option, and the number of Vested Options held by each Option Holder as of the Effective Time and a list of all Stockholders and the number of Shares owned by each Stockholder as of the Effective Time (including Shares issuable in exchange of all Exchangeable Notes under Article 10 of the Exchangeable Notes Indenture), (iii) the principal amount of any Exchangeable Notes that have not been validly exchanged for Shares as of the Effective Time, (iv) each Holder’s Pro Rata Share,

(v) the Initial Per Share Merger Consideration, and (vi) the Initial Option Consideration.  To the extent requested by Buyer, the Company shall promptly provide Buyer with access to such information used by the Company in its calculation of such amounts as is reasonably necessary for Buyer to review such amounts (provided that, absent manifest error unless otherwise agreed by the parties, the payments made at Closing pursuant to Section 2.06 and Section 2.08 shall be as set forth in the Closing Statement regardless of Buyer’s review or verification thereof pursuant to this Section 2.12, and absent manifest error Buyer’s sole remedy in the event of any disagreement as to the amounts of such payments shall be pursuant to the procedures set forth in Section 2.13).

Section 2.13.                          Post-Closing Adjustment.  (a) No later than 90 days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholders’ Representative a statement (the “Post-Closing Statement”) setting forth Buyer’s calculation of (i) the Approved Acquisition Cash, (ii) the Cost Report Cash, (iii) the Closing Cash and the Closing Cash Amount, (iv) Closing Indebtedness, (v) Company Transaction Expenses, (vi) the CapEx Shortfall, if any, (vii) Closing Working Capital, (viii) any Approved Disposition Payments accrued and payable, but unpaid, prior to the Closing and (ix) the Ticking Fee Amount, if any.  Buyer shall also deliver to the Stockholders’ Representative its calculation, using the amounts set forth on the Post-Closing Statement, of the Aggregate Purchase Price and the Closing Cash Amount.  To the extent requested by the Stockholders’ Representative, Buyer shall promptly provide the Stockholders’ Representative with access to such information used by Buyer in its calculation of such amounts as is reasonably necessary for the Stockholders’ Representative to review such amounts.

(b)                        If the Stockholders’ Representative disagrees with Buyer’s calculation of any of the items set forth on the Post-Closing Statement delivered pursuant to Section 2.13(a), the Stockholders’ Representative may, within 30 days after receipt of the Post-Closing Statement, deliver a notice to Buyer disagreeing with such calculation, specifying the Stockholders’ Representative’s calculation of such amount and, in reasonable detail, the Stockholders’ Representative’s grounds for such disagreement.  Any such notice of disagreement shall specify those items or amounts as to which the Stockholders’ Representative disagrees, and the Stockholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Post-Closing Statement delivered pursuant to Section 2.13(a).

(c)                         If the Stockholders’ Representative delivers a notice of disagreement pursuant to Section 2.13(b) within such 30 day period, Buyer and the Stockholders’ Representative shall, during the 15 days after delivery thereof, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the Aggregate Purchase Price and the Closing Cash Amount.

(d)                        If Buyer and the Stockholders’ Representative are unable to reach agreement as to such amount during such period, the parties shall promptly thereafter cause PricewaterhouseCoopers LLP to promptly review this Agreement and the disputed items or amounts for the purpose of calculating the Aggregate Purchase Price and the Closing Cash Amount.  In making such calculation, such independent accounting firm shall consider only those items or amounts in the Post-Closing Statement as to which the Stockholders’ Representative has disagreed and any other items or amounts that would change as a result of the independent accounting firm’s resolution of any such item or amount.  Such independent accounting firm shall deliver to Buyer and the Stockholders’ Representative, as promptly as practicable, a report setting forth its calculation of the Aggregate Purchase Price and the Closing Cash Amount.  Such report shall be final and binding upon Buyer and the Stockholders’ Representative.  The cost of such review and report shall be borne (i) by the Holders, if the difference between the Final Aggregate Purchase Price and the Closing Cash Amount and the Stockholders’ Representative’s calculation of the Aggregate Purchase Price and the Closing Cash Amount delivered pursuant to Section 2.13(b) is greater than the difference between the Final Aggregate Purchase Price and the Closing Cash Amount and Buyer’s calculation of the Aggregate Purchase Price and the Closing Cash Amount delivered pursuant to Section 2.13(a), (ii) by Buyer, if the first such difference is less than the second such difference and (iii) otherwise, equally by Buyer, on the one hand, and the Holders, on the other hand.  Costs for which the Holders are responsible in accordance with the prior sentence shall be paid from the Purchase Price Adjustment Escrow Account.

(e)                         The Stockholders’ Representative and Buyer agree that they shall, and Buyer agrees to cause its and the Surviving Corporation’s respective independent accountants and the Subsidiaries of the Surviving Corporation to, cooperate and assist in the preparation of the Post-Closing Statement and the calculation of the Aggregate Purchase Price and the Closing Cash Amount and in the conduct of the reviews referred to in this Section 2.13, including making available to the extent necessary books, records, work papers and personnel.

(f)                          If the Final Aggregate Purchase Price is determined to be less than the Estimated Aggregate Purchase Price, then Buyer shall be entitled to payment of an amount equal to such shortfall (i) first, from the Purchase Price Adjustment Escrow Account, (ii) second, to the extent such shortfall exceeds the Purchase Price Adjustment Escrow Amount, from the Indemnity Escrow Account, and (iii) third, to the extent such shortfall exceeds the sum of the Purchase Price Adjustment Escrow Amount and the Indemnity Escrow Amount, from the Stockholders’ Representative Expense Fund Account, and after the making of such payment, any remaining amounts in the Purchase Price Adjustment Escrow Account shall be promptly released or made available to the Holders in accordance with their respective Pro Rata Shares pursuant to the terms of the Escrow Agreement.  If the Final Aggregate Purchase Price is determined to be greater than or equal to the Estimated Aggregate Purchase Price, then the Holders shall be entitled to payment of their respective Pro Rata Shares of an amount equal to such excess from Buyer, and all amounts held in the Purchase Price Adjustment Escrow Account shall be released or made available to the Holders in accordance with their respective Pro Rata Shares pursuant to the terms of the Escrow Agreement. Any payment pursuant to this Section 2.13(f) shall be made within three Business Days after the date on which the Final Aggregate Purchase Price has been determined, by wire transfer of immediately available funds by Buyer or the Escrow Agent (as directed by the parties), as the case may be, to the applicable party or parties. Buyer and the Stockholders’ Representative shall deliver to the Escrow Agent irrevocable instructions giving effect to any payment or release provided for by this Section 2.13(f) in accordance with the terms of the Escrow Agreement.

(g)                         “Final Aggregate Purchase Price” means the Aggregate Purchase Price (i) as shown in Buyer’s calculation thereof set forth on the Post-Closing Statement delivered pursuant to Section 2.13(a), if the Stockholders’ Representative does not deliver any notice of disagreement with respect thereto pursuant to Section 2.13(b) within 30 days after delivery of the Post-Closing Statement or (ii) if the Stockholders’ Representative does deliver such a notice of disagreement within such 30 day period, as agreed by Buyer and the Stockholders’ Representative pursuant to Section 2.13(c) or (iii) in the absence of such agreement, as determined by the independent accounting firm pursuant to Section 2.13(d); provided that in no event shall the Final Aggregate Purchase Price be more than the Stockholders’ Representative’s calculation of the Aggregate Purchase Price delivered pursuant to Section 2.13(b) or less than Buyer’s calculation of the Aggregate Purchase Price delivered pursuant to Section 2.13(a).

Section 2.14.                          Deferred Compensation.  When calculating Closing Cash and Closing Working Capital, the parties will not include any Cash or other assets (in each case, whose book value shall be calculated in accordance with the Accounting Principles) held in reserve by the Company or any Company Subsidiary to fund obligations under any deferred compensation plan or any agreement that provides for deferred compensation, including the Symbion, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009 (collectively, the “Deferred Compensation Arrangements,” with such Cash or other assets being referred to as the “Deferred Compensation Assets”).

Section 2.15.                          Closing Deliveries.  (a) At the Closing, the Company and the Stockholders’ Representative, as applicable, shall deliver or caused to be delivered to Buyer each of the following:

(i)                       a duly executed certificate, dated as of the Closing Date, of the Company stating that the Shares are not “United States real property interests” within the meaning of Section 897(c)(1) of the Code; provided that, notwithstanding anything else to the contrary herein, if the Company fails to deliver such certificate and Buyer elects to proceed with Closing, Buyer shall be entitled to withhold or cause to be withheld from payments otherwise payable to Holders all amounts required to be withheld pursuant to Section 1445 of the Code;

(ii)                    a copy of the certificate of incorporation of the Company certified by the Secretary of State of Delaware and a certificate of good standing of the Company, in each case, dated within ten days of the Closing Date;

(iii)                 copies of the resolutions or written consent duly adopted by the board of directors of the Company (the “Company Board”) authorizing the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is party, and the consummation of all transactions contemplated hereby and thereby;

(iv)                the Escrow Agreement, duly executed by the Stockholders’ Representative and the Escrow Agent;

(v)                   executed payoff letters from the holders of the Indebtedness listed on Section 2.15(a)(v) of the Company Disclosure Schedule and any Indebtedness of the Company or any wholly owned Company Subsidiary permitted to be incurred under Section 5.01(g)(iv) in connection with an Approved Acquisition under Section 5.01(d)(ii), or in the case of the Notes, other evidence from the trustee under the applicable Notes Indenture of the redemption or satisfaction and discharge of all obligations under or in respect of the relevant series of Notes in form and substance reasonably satisfactory to Buyer (the “Payoff Letters”), that (A) contain customary terms, (B) reflect the amounts required in order to pay in full all obligations related to such Indebtedness as of the Closing and (C) provide that, upon payment in full of the amounts indicated, all such Indebtedness shall be satisfied in full and any Liens with respect to the assets of the Company or its Subsidiaries or the Managed Unconsolidated Joint Ventures and all agreements and obligations relating to such Indebtedness shall be terminated and of no further force and effect;

(vi)                all documentation necessary to obtain releases of all Liens which are required to be terminated by any definitive document related to the Debt Financing, including appropriate UCC termination statements, in each case in form and substance reasonably satisfactory to Buyer;

(vii)             evidence of termination of (A) the Equity Incentive Plan, (B) the Equity Participation Plan and (C) the Shareholders Agreement, in each case in form and substance reasonably satisfactory to Buyer; and

(viii)          written resignations from, or other evidence of removal from office for, the Persons listed on Section 2.15(a)(viii) of the Company Disclosure Schedule as a director, officer or manager, as applicable, of the Company and the Company Subsidiaries.

(b)                        At the Closing, Buyer shall deliver or cause to be delivered to the Stockholders’ Representative:

(i)                       certified copies of the resolutions duly adopted by the board of directors of Buyer authorizing the execution, delivery, and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;

(ii)                    a copy of the certificate of incorporation of each of Buyer and Merger Sub certified by the Secretary of State of Delaware and a certificate of good standing of each of Buyer and Merger Sub, in each case, dated within ten days of the Closing Date;

(iii)      the Closing Cash Amount Limited Guaranty duly executed by H.I.G. Bayside Debt & LBO Fund II, L.P.; and

(iv)                the Escrow Agreement, duly executed by Buyer and the Escrow Agent.

Section 2.16.                          Maximum Cash Consideration.  Notwithstanding anything to the contrary contained in this Agreement, the Company’s Organizational Documents or any contract governing the rights of any Holder, in no event shall the aggregate cash consideration paid by Buyer to the Holders pursuant to this Agreement exceed the Aggregate Purchase Price and the Closing Cash Amount.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, or as disclosed in the most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q of the Issuer filed before the date of this Agreement (other than any forward-looking disclosure contained in the “Forward-Looking Statements” and “Risk Factors” sections of such documents, and only if the relevance of the disclosure in such Form 10-K or such Form 10-Q as an exception to (or a disclosure for purposes of) the following representations and warranties would be reasonably apparent on its face to a reasonable person who has read that disclosure and such representations and warranties), the Company represents and warrants to Buyer that as of the date hereof and as of the Closing:

Section 3.01.                          Corporate Existence and Power.  (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as now conducted.

(b)                        The Company is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company has made available to Buyer, prior to the execution of this Agreement, true, correct and complete copies of the Organizational Documents of the Company, the Company Subsidiaries and the Unconsolidated Joint Ventures.

Section 3.02.                          Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of the Company and, except for the Stockholders’ Approval, have been duly authorized by all necessary corporate action on the part of the Company.  When executed and delivered by Stockholders that own a majority of the Shares outstanding on the date hereof, the Written Consent will constitute valid and effective Stockholders’ Approval.  Assuming the due authorization, execution and delivery of this Agreement and the other Transaction Documents by the other parties hereto and thereto, this Agreement and the Transaction Documents to which the Company is a party constitute valid and binding agreements of the Company, enforceable against the Company in accordance with the terms hereof and thereof, except to the extent that the enforceability hereof or thereof may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Law relating to the enforcement of creditors’ rights generally or by general principles of equity.

(b)                        The Company Board has (i) unanimously determined that this Agreement and the Merger are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby and (iii) unanimously resolved to recommend adoption and approval of this Agreement and the Merger by the Company’s stockholders.

Section 3.03.                          Governmental Authorizations.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby require no notice to action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with applicable requirements, if any, of U.S. federal securities laws or any other applicable securities laws, (iv) the filings and approvals listed in Section 3.03 of the Company Disclosure Schedule and (v) filings or approvals as to which the failure to make or obtain would not reasonably be expected to be material, individually or in the aggregate, to the Company or any of the Company Subsidiaries or any of the Facilities operated by the Company or any Company Subsidiary.

Section 3.04.                          Noncontravention.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (a) assuming receipt of the Stockholders’ Approval, violate the Organizational Documents of the Company or any Company Subsidiary, (b) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law, (c) require any consent from any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any Company Subsidiary, or to a loss of any benefit to which the Company or any Company Subsidiary is entitled under, or require any notice or payment under, any provision of any Material Contract or any Permit or (d) result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiary, except for any Permitted Liens, with only such exceptions, in the case of clauses (b) through (d), as would not reasonably be expected to be material, individually or in the aggregate, to the Company or any of the Company Subsidiaries.

Section 3.05.                          Capitalization.  (a) The authorized capital stock of the Company consists of 100,000,000 Shares.  As of the date hereof, there are outstanding (i) 25,183,188 Shares and (ii) Options which represent the right to purchase an aggregate of

4,838,338 Shares and (iii) Exchangeable Notes that are exchangeable for 35,237,574.29 Shares.

(b)                        All outstanding Shares have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive right or similar obligation. Except as set forth in Section 3.05(b) of the Company Disclosure Schedule, and for changes after the date hereof resulting from the exercise of any Options that are outstanding on the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other equity securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, subscription rights, conversion rights, exchange rights or other rights to acquire from the Company, or other obligations of the Company to issue, any shares of capital stock or other equity securities of or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, profit participation rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or equity securities of or ownership interests in the Company (the items described in clauses (i)-(iv) of this Section 3.05(b) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.  There are no voting trusts, proxies, or other contracts with respect to the voting of the Shares or other ownership interests of the Company.

(c)                         No Company Securities are owned by any Company Subsidiary.

(d)                        The Closing Statement delivered by the Company to Buyer pursuant to Section 2.12 will contain a correct and complete list of the information required to be set forth therein by Section 2.12.

Section 3.06.                          Ownership of Shares and Options.  (a) As of the date hereof, all of the outstanding Shares are owned of record by the holders, and in the respective amounts, set forth on Section 3.06(a) of the Company Disclosure Schedule.

(b)                        Section 3.06(b) of the Company Disclosure Schedule sets forth the following as of the date hereof: (i) the name of the holder of each Option, (ii) the number of Shares subject to such Option, (iii) the applicable exercise price per Share subject to such Option, (iv) the vesting schedule for such Option and (v) the number of Options that are expected to be Vested Options as of the Closing.

Section 3.07.                          Company Subsidiaries.  (a) Each Company Subsidiary is a corporation or other entity duly incorporated or organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, and is duly qualified to do business as a foreign corporation or other entity and is in good standing in each other jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All Company Subsidiaries and their respective jurisdictions of incorporation or organization are identified on Section 3.07 of the Company Disclosure Schedule.  Section 1.01(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Consolidated Joint Ventures as of the date hereof.

(b)        Section 3.07 of the Company Disclosure Schedule sets forth, as of the date hereof, the number and type of outstanding equity securities or ownership interests of each Company Subsidiary, the number and type of such equity securities or ownership interests that are directly or indirectly held by the Company (each of which are held by the Company free and clear of any Liens, other than Permitted Liens) and the Applicable Ownership Percentage of each Company Subsidiary. All outstanding Company Securities have been duly authorized, validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive right or similar obligation. Except as set forth in Section 3.07 of the Company Disclosure Schedule, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other equity securities of or ownership interests in any Company Subsidiary, (ii) securities issued by the Company or any Company Subsidiary that are convertible into or exchangeable for shares of capital stock or other securities of or ownership interests in any Company Subsidiary, (iii) warrants, calls, options, subscription rights, conversion rights, exchange rights or other rights to acquire from the Company or any Company Subsidiary, or other obligations of the Company or any Company Subsidiary to issue, any shares of capital stock or other equity securities of or ownership interests in any Company Subsidiary or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, profit participation rights, “phantom” stock or similar securities or rights issued by the Company or any Company Subsidiary that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other equity securities of or ownership interests in any Company Subsidiary (the items described in clauses (i)-(iv) of this Section 3.07(b) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Subsidiary Securities. There are no voting trusts, proxies, or other contracts with respect to the ownership interests of any Company Subsidiary that are held directly or indirectly by the Company.

Section 3.08.         Unconsolidated Joint Ventures.  Section 1.01(e) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Unconsolidated Joint Ventures as of the date hereof.  Section 3.08 of the Company Disclosure Schedule sets forth, as of the date hereof, (a) the number and type of outstanding voting securities or ownership interests of each Unconsolidated Joint Venture and (b) the number and type of such voting securities or ownership interests that are directly or indirectly held by the Company (each of which are held by the Company free and clear of any Liens, other than Permitted Liens) and the Applicable Ownership Percentage of each Unconsolidated Joint Venture as of the date hereof.  Except as set forth in Section 3.08 of the Company

Disclosure Schedule, the Company does not directly or indirectly hold any shares of capital stock or voting securities of or ownership interests in any Person, other than the Company Subsidiaries.

Section 3.09.         Issuer SEC Filings.  (a) The Issuer has filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since December 31, 2012 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Issuer SEC Documents”).

(b)        As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Issuer SEC Document complied, and each Issuer SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)        As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Issuer SEC Document did not, and each Issuer SEC Document filed subsequent to the date hereof and prior to the earliest of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 3.10.         Financial Statements.  (a) The (i) audited consolidated financial statements and unaudited consolidated interim financial statements of the Issuer included or incorporated by reference in the Issuer SEC Documents and (ii) the Issuer’s unaudited consolidated balance sheet and statements of income, stockholders’ equity and cash flows as of and for the three months ended March 31, 2014 (collectively, the “Issuer Financial Statements”) (x) have been prepared in accordance with GAAP (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements) and (y) fairly present in all material respects the consolidated financial position of the Issuer and its Subsidiaries as of the dates thereof and their consolidated results of operations, changes in equity and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements). The assets, liabilities, income or results of operations of the Unconsolidated Joint Ventures are not consolidated with those of the Issuer in the Issuer Financial Statements contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 or for the three months ended March 31, 2014 (other than a portion of such income corresponding with the Issuer’s percentage ownership in each Unconsolidated Joint Venture).

(b)        The Company is a holding company formed for the purpose of owning all of the issued and outstanding capital stock of the Issuer and, since its formation, it has not engaged in any activities other than the holding of such capital stock and has not entered into any contract or incurred any liabilities or obligations, other than (i) as contemplated under this Agreement, the Shareholders Agreement, the Crestview Agreement, the Equity Incentive Plan, the Equity Participation Plan and the Company’s Organizational Documents, (ii) items relating to Taxes or (iii) items which are incidental to the Company’s incorporation and ongoing existence as a holding company and foreign qualification as a corporation.  Without limiting the generality of the foregoing, the Company (A) has no, and has never had any, employees and (B) does not own, operate or lease, and has never owned or leased, any real property or personal property.  Upon the Closing, the Shareholders Agreement, the Crestview Agreement, the Equity Incentive Plan and the Equity Participation Plan shall be terminated, and the Company and the Company Subsidiaries will have no obligations or liabilities thereunder.

(c)        Section 3.10(c) of the Company Disclosure Schedule lists all Indebtedness of the Company and the Company Subsidiaries as of the date hereof, including any letters of credit, bankers’ acceptances or surety bonds (whether or not any amounts have been drawn on such instruments).

(d)        None of the Company, any Company Subsidiary or, to the knowledge of the Company, any Managed Unconsolidated Joint Venture has any Indebtedness that is payable to any Managed Unconsolidated Joint Venture or Company Subsidiary that is not wholly owned by the Company.

(e)        The Monthly Financial Statements, as and when provided to Buyer pursuant to Section 5.13, will have been prepared in accordance with the Company’s past practice with respect to monthly financial reporting.

(f)         The Accounts Receivable Credit Balance Cash held by the Company, any Company Subsidiary or any Managed Unconsolidated Joint Venture, if any, is not subject to any restriction on its use or access, or otherwise required to be held separate or set aside (including being held separate or set aside for or on behalf of a customer or client of the Company, any Company Subsidiary or any Managed Unconsolidated Joint Venture).

Section 3.11.         Absence of Certain Changes.  (a) Since December 31, 2013 (the “Balance Sheet Date”) until the date hereof, the business of the Company and the Company Subsidiaries has been conducted in the Ordinary Course of Business and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)        From the Balance Sheet Date until the date hereof, neither the Company nor any Company Subsidiary has:

(i)            adopted or proposed any change to its Organizational Documents;

(ii)           (A) split, combined or reclassified any shares of its capital stock or other equity securities, (B) declared, set aside or paid any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its capital stock or other applicable equity interests, other than dividends or other distributions in the Ordinary Course of Business by a Company Subsidiary to the Company or any other Company Subsidiary or (C) redeemed, repurchased or otherwise acquired or offered to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (other than repurchases made in connection with the termination of employment of employees of the Company or any Company Subsidiaries with a total purchase price, on an individual repurchase basis, of less than $25,000 or repurchases from any physician, physician group, hospital or hospital system that holds an equity interest in any Consolidated Joint Venture with a total purchase price, on an individual repurchase basis, of less than $25,000);

(iii)          (A) issued, delivered or sold, or authorized the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than (x) the issuance and delivery of any Company Subsidiary Securities by a Company Subsidiary to the Company or any other Company Subsidiary or (y) issuances of Shares upon exercise of any Options or (z) the issuance and delivery of any Company Subsidiary Securities in the Ordinary Course of Business to any physician, physician group, hospital or hospital system that holds or subscribes to acquire an equity interest in any Consolidated Joint Venture with a value, on an individual issuance basis, of less than $250,000 or (B) amended any of the terms of any Company Security or any Company Subsidiary Security;

(iv)          made or changed any material Tax election or method of accounting for income Taxes, except as required by Applicable Law, entered into any closing agreement with respect to Taxes or settled or compromised any material Tax liability;

(v)           made any change to any of its methods of financial accounting, except as required by changes in GAAP or other Applicable Law;

(vi)          commenced, settled, or offered or proposed to commence or settle (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any Company Subsidiary, (B) any litigation, arbitration, proceeding or other claim with any equityholder of the Company or any Company Subsidiary involving or against the Company, any Company Subsidiary or any of their respective officers or directors or (C) any litigation, arbitration, proceeding or other claim that relates to the transactions contemplated hereby; or

(vii)         adopted a plan or agreement of complete or partial liquidation or dissolution.

(viii)        acquired (by merger, consolidation, acquisition or stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or business with a value in excess of $1,000,000 in the aggregate for all such acquisitions, other than acquisitions of supplies or equipment in the Ordinary Course of Business;

(ix)          sold, leased, transferred or assigned or otherwise disposed of any assets or property (tangible or intangible) with a value in excess of $1,000,000, other than dispositions of obsolete equipment in the Ordinary Course of Business;

(x)           experienced any damage, destruction or loss (whether or not covered by insurance) to its assets or property (tangible or intangible) in excess of $1,000,000;

(xi)          received notice from any Person regarding the acceleration, termination or cancelation of a contract, which, if in existence on the date hereof, would be required to be listed on Section 3.13 of the Company Disclosure Schedule;

(xii)         issued, created, incurred or assumed any Indebtedness involving more than $1,000,000;

(xiii)        forgiven, canceled, compromised, waived or released any Indebtedness owed to it or any right or claim (other than resolution of accounts receivable in the Ordinary Course of Business);

(xiv)        other than as required by the terms of any Employee Plan or Applicable Law, (A) granted any material increase in salary or bonus or otherwise materially increased the compensation or benefits payable or provided to any director, officer or member of senior management, or (B) materially amended, established or terminated any Employee Plan;

(xv)         made any commitment in excess of $1,000,000 in the aggregate for capital expenditures that are reasonably expected to be paid after the Closing, other than those capital expenditures contemplated by the Company’s or any Company Subsidiary’s 2014 capital expenditures budget set forth in Section 3.11(b)(xv) of the Company Disclosure Schedule (the “CapEx Budgets”); or

(xvi)        agreed or committed to any of the foregoing;

Section 3.12.         No Undisclosed Material Liabilities.  There are no liabilities of the Company or any Company Subsidiary of any kind, other than (a) liabilities disclosed and provided for in the Balance Sheet or the notes thereto, (b) matters disclosed in this Agreement or the Company Disclosure Schedule, (c) liabilities incurred in connection with the transactions contemplated hereby, (d) liabilities incurred in the Ordinary Course of Business since the Balance Sheet Date and (e) liabilities that have not had, and would not reasonably be expected to have a Material Adverse Effect.

Section 3.13.         Material Contracts.  (a) Section 3.13(a) of the Company Disclosure Schedule sets forth as of the date hereof all of the following contracts to which the Company or any Company Subsidiaries is a party or by which it is bound (each such contract required to be disclosed on Section 3.13(a) of the Company Disclosure Schedule and each Lease required to be disclosed on Section 3.20 of the Company Disclosure Schedule is considered a “Material Contract”) that:

(i)            would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii)           contain covenants that limit in any material respect the freedom of the Company, any Company Subsidiary or any of their respective Affiliates (or which, following the consummation of the Merger, would restrict in any material respect the freedom of the Surviving Corporation or any of its Subsidiaries or Affiliates) to compete in any business or with any Person in any area;

(iii)          relate to the formation, creation, management or control of any Joint Venture;

(iv)          relate to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $1,000,000;

(v)           relate to the acquisition or disposition (by merger, sale of stock or otherwise) of any assets, property or capital stock or other equity interests of another Person for aggregate consideration under such contract in excess of $1,000,000;

(vi)          are leases of personal property providing for annual payments of $250,000 or more that cannot be terminated on not more than 60 days’ notice without payment by the Company or any of the Company Subsidiaries of any material penalty;

(vii)         provide for the Company or any Company Subsidiary to make any material capital contribution to, or other investment in, any Person other than the Company or any Company Subsidiary;

(viii)        any Physician Partner is a party to involving annual revenues, liabilities, payments, expenditures or receipts in excess of $100,000 (other than (A) the Organizational Documents and (B) medical director agreements entered into with Physician Partners in the Ordinary Course of Business);

(ix)          provide for the payment of any cash or other compensation or benefits exceeding $50,000 per individual to employees or consultants of the Company or any Company Subsidiary upon the consummation of the transactions contemplated by this Agreement;

(x)           is a collective bargaining agreement or similar labor union contract with any labor union;

(xi)          under which the Company or any of its Subsidiaries has advanced or loaned to any other Person amounts in the aggregate exceeding $100,000, with respect to any Facility that is a surgical hospital, or $75,000, with respect to any other Facility;

(xii)         are employment, consulting or similar contracts with any of their officers, directors, limited liability company managers, partners or employees and which provide for annual payments of $125,000 or more; and

(xiii)        is a license granted to the Company or any Company Subsidiary by a third party with respect to any Intellectual Property Right that is material to the business of the Company and the Company Subsidiaries, taken as a whole (other than non-exclusive licenses for commercially available off-the-shelf software).

(b)        The Company has made available to Buyer true, correct and complete copies of all Material Contracts and all amendments or supplements thereto (or a written description of the terms of any oral Material Contract).  Each Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as the case may be, and to the knowledge of the Company, each Material Contract is a valid and binding agreement of the other parties thereto and is in full force and effect.  None of the Company, any Company Subsidiary or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such Material Contract, or has taken or failed to take any action that, with or without notice, lapse of time or both, would constitute a material default or breach under the terms of any such Material Contract.  Since January 1, 2013 until the date hereof, neither the Company nor any Company Subsidiary has delivered or received a written notice purporting to terminate, or alleging any material breach or default under, any Material Contract.

Section 3.14.         Litigation; Orders.  Except as would not reasonably be expected to (A) result in damages in excess of $1,000,000 in the aggregate or (B) otherwise be material to the Company and the Company Subsidiaries, taken as a whole, there is no (and since January 1, 2013, there has not been any) (i) action, suit or proceeding pending against the Company or any Company Subsidiary, or to the knowledge of the Company, any investigation pending against, or any action, suit, proceeding or investigation threatened against, the Company or any Company Subsidiary before any arbitrator or Governmental Authority or (ii) injunction, order, decree, award or judgment issued by any arbitrator or Governmental Authority, or settlement agreement, consent agreement, memorandum of understanding or disciplinary agreement with any Governmental Authority, to which the Company or any Company Subsidiary is subject.

Section 3.15.         Compliance with Laws; Permits.  (a) Each of the Company and each Company Subsidiary (i) is, and since January 1, 2012 has, been in material compliance with Applicable Law and (ii) has all material Permits and has made all filings, applications and registrations with all Governmental Authorities related to such Permits, and all such Permits are in full force and effect and such Person is not in material violation of such Permits in any respect, and no suspension, cancellation or revocation of any such Permit is pending or, to the knowledge of the Company, threatened against such Person.  Neither the Company, nor any Company Subsidiaries, nor, to the Company’s knowledge, any of their officers, managers, members, directors, agents, employees or any other Persons acting on their behalf has, since January 1, 2012 (A) made any illegal payment or provided any unlawful compensation or gifts to any officer or employee of any Governmental Authority, or any employee, customer or supplier of the Company and its Subsidiaries, or (B) accepted or received any unlawful contributions, payments, expenditures or gifts; and no proceeding has been filed or commenced alleging any such payments, contributions or gifts since January 1, 2012.

(b)        Except in compliance in all material respects with Applicable Law, neither the Company, any of the Company Subsidiaries, nor, to the Company’s knowledge, any director, officer, employee or agent of the Company or any of the Company Subsidiaries, has directly or indirectly, since January 1, 2012: (i) offered, paid, solicited, or received any remuneration to, or made any financial arrangements or a gratuitous payment of any kind with, any past, present or potential customers, past, present, or potential suppliers, patients, government officials, provider, physician, medical staff members, contractors or Third-Party Payors of the Company or any Company Subsidiary in exchange for business or payments therefrom in violation of Applicable Law or (ii) established or maintained any unrecorded fund or asset for any unlawful purpose or made any misleading, false, or artificial entries on any of its books or records for any unlawful reason.

(c)        Without limiting the generality of Section 3.16(a), (i) neither the Company nor any of the Company Subsidiaries is excluded or suspended from participation in any Federal Health Care Program or is a party to a corporate integrity agreement with a Governmental Authority, (ii) since January 1, 2013, neither the Company nor any of the Company Subsidiaries has received any (A) written warning or notice of decertification, revocation, suspension or termination or of threatened or potential decertification, revocation, suspension or termination, or (B) material written warning or notice of fines or penalties, or of threatened or potential fines or penalties, in each case, with respect to any Federal Health Care Program which resulted in any such sanction or action and (iii) since January 1, 2012, neither the Centers for Medicare & Medicaid Services, or any other federal or state Governmental Authority nor accrediting body has, to the Company’s knowledge, conducted, or has given the Company or any of the Company Subsidiaries any written or, to the knowledge of the Company, oral notice indicating that it intends to conduct (in each case, other than in the Ordinary Course of Business) a survey, audit, evaluation, or other type of review of the Company’s or any Company Subsidiary’s (A) participation in any Federal Health Care Program, (B) compliance with state licensure Applicable Laws, (C) compliance with state health care facility building codes, (D) compliance with accreditation standards or (E) compliance with any other Applicable Law.

(d)        Neither the Company, nor any of the Company Subsidiaries is or ever has been (i) debarred, excluded or suspended from participating in any Federal Health Care Program, (ii) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act, or (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs.  None of the Company’s nor any of the Company Subsidiaries’ current directors, limited liability company managers, employees or, to the Company’s knowledge, medical staff is (A) debarred, excluded or suspended from participating in any Federal Health Care Program, (B) convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Federal Health Care Program requirement, (C) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs, or (D) designated a Specially Designated National or Blocked Person by the Office of Foreign Asset Control of the U.S. Department of Treasury.

(e)        Since January 1, 2012, the Company and each Company Subsidiary have (i) timely filed all material reports and billings required to be filed with respect to each Third-Party Payor, all of which were prepared in material compliance with all Applicable Laws governing reimbursement claims and (ii) paid all known and undisputed refunds, overpayments, discounts and adjustments due with respect to any such report or billing (other than items outstanding in the Ordinary Course of Business), and there is no material pending or, to the Company’s knowledge, threatened appeal, adjustment, challenge, audit (including written notice of an intent to audit), inquiry or litigation by any Third-Party Payor with respect to the Company Subsidiaries’ billing practices and reimbursement claims.  To the Company’s knowledge, since January 1, 2012, no Company Subsidiary has been audited or otherwise examined by any Third-Party Payor other than in the Ordinary Course of Business.

Section 3.16.         Employee Benefit Plans.  (a) Section 3.16(a) of the Company Disclosure Schedule lists as of the date hereof each material Employee Plan.  “Employee Plans” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA and (ii) other plan or agreement providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), (A) which is maintained, administered or contributed to by the Company or any Company Subsidiary or (B) which covers any employee or former employee of the Company or any Company Subsidiary and with respect to which the Company or any Company Subsidiary has any liability.  The Company has made available to Buyer true and correct copies of: (i) all Employee Plans (or a written description of any Employee Plan not in writing) together with all amendments thereto; (ii) all trust or funding agreements or insurance policies relating to any Employee Plan; (iii) the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto and any financial statements) prepared in connection with any such plan or trust; (iv) if required, all summary plan descriptions and summary material modifications with respect to any Employee Plan; (v) the three most recent nondiscrimination testing reports; and (vi) any material, non-routine correspondence relating to any Employee Plan with the IRS, Department of Labor or the Pension Benefit Guaranty Corporation (the “PBGC”) within the last three years.

(b)        None of the Company, any Company Subsidiary or any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to any Employee Plan subject to Title IV of ERISA, including any multiemployer plan as defined in Section 3(37) of ERISA.

(c)        Except as would not be reasonably expected to result in any material liability to the Company and the Company Subsidiaries, neither the Company nor any entity treated as a single employer with the Company or any Company Subsidiary for purposes of Section 414 of the Code (each, an “ERISA Affiliate”) has in the last six years incurred, or is reasonably expected to incur, any liability with respect to any employee benefit plan subject to Title IV of ERISA, including any multiemployer plan as defined in Section 3(37) of ERISA.

(d)        Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued.  The Company has made available to Buyer copies of the most recent IRS determination letters with respect to each such Employee Plan.  Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan.  All contributions and material payments due or accrued under each Employee Plan, determined in accordance with Applicable Law and GAAP have been timely and fully discharged and paid or reflected as a liability on the Balance Sheet to the extent required by Applicable Law or GAAP.

(e)        Neither the Company nor any Company Subsidiary has any material current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees, officers or directors of the Company or any Company Subsidiary, except as required to avoid excise tax under Section 4980B of the Code.  The Company, the Company Subsidiaries and each ERISA Affiliate have complied with the requirements of Section 4980B of the Code and any similar state law, except as would not result in a material liability to the Company or any Company Subsidiary.

(f)         No material action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or threatened to involve, any Employee Plan before any court or arbitrator or any Governmental Authority, including the IRS, the Department of Labor or the PBGC.  Except as would not be reasonably likely to result in material liability to the Company or any Company Subsidiary, (i) no fiduciary (within the meaning of Section 3(21) of ERISA) has any liability for breach of fiduciary duty with respect to the investment or administration of the assets of any Employee Plan, and (ii) no non-exempt “prohibited transaction” (as defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Employee Plan.

(g)        Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former employee of the Company or any Company Subsidiary to any payment or benefit (including any bonus, retention, severance or retirement payment or benefit) under any Employee Plan or (ii) accelerate the time of payment or vesting or trigger any payment or funding of compensation or benefits, or increase the amount payable or trigger any other obligation to any current or former employee of the Company or any Company Subsidiary under any Employee Plan or (iii) result in the payment of any amount that, individually or in combination with any other such payment, would constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has any contractual obligation to reimburse or otherwise “gross-up” any Person for any excise Tax under Section 4999 of the Code.

(h)        The Company and the Company Subsidiaries have complied in all material respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to an Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).  Except as set forth in Section 3.16(h) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has any contractual obligation to reimburse or otherwise “gross-up” any Person for the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

Section 3.17.         Labor Matters.  As of the date hereof, (i) neither the Company nor any Company Subsidiary is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, and, to the knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any employee of the Company or any Company Subsidiary, (ii) there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and (iii) there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before any Governmental Authority.  The Company has, or, prior to the Closing, will, provide Buyer with a complete and correct copy of a list of all payments to be made to employees or consultants of the Company and/or any Company Subsidiary or Managed Unconsolidated Joint Venture in connection with the transactions contemplated herein.

Section 3.18.         Taxes.  Except as set forth in the Balance Sheet (including the notes thereto):

(a)        all Tax Returns that are material and required to be filed with any Taxing Authority at or before the Closing Date with respect to any Pre-Closing Tax Period by, or with respect to, the Company or any Company Subsidiary have been, or will be, timely filed at or before the Closing Date;

(b)        the Company and the Company Subsidiaries have timely paid all Taxes shown as due and payable on the Tax Returns that have been filed;

(c)        all Tax Returns that have been filed by the Company and the Company Subsidiaries are, and all such Tax Returns that are required to be filed at or before the Closing Date shall be, true, correct and complete in all material respects;

(d)        the charges, accruals and reserves for Taxes with respect to the Company and the Company Subsidiaries reflected on the books of the Company and the Company Subsidiaries are adequate in accordance with GAAP to cover material Tax liabilities accruing through the end of the last period for which the Company and the Company Subsidiaries ordinarily record items on their respective books;

(e)        there is no action, suit, proceeding, investigation, audit or claim now pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or any Company Subsidiary in respect of any material Tax;

(f)         all Tax withholding and deposit requirements imposed on or with respect to the Company or any Company Subsidiary have been satisfied in all material respects;

(g)        there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes against the Company or any Company Subsidiary;

(h)        there are no Liens for Taxes upon the assets of the Company or any Company Subsidiary other than Permitted Liens;

(i)         neither the Company nor any Company Subsidiary is a party to or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement (other than credit agreements, lease agreements or other commercial arrangements entered into in the Ordinary Course of Business);

(j)         neither the Company nor any entity that has become a Company Subsidiary during the eight year period ending on the date hereof has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations § 1.1502-6 or any comparable provision under Applicable Law, or as a transferee or successor, by contract, or otherwise;

(k)        none of the Company nor any Company Subsidiary will be required as a result of (i) a change in method of accounting, made before the Closing, for a Tax period ending on or before the Closing Date, (ii) the use of an improper method of accounting, before the Closing, for a Tax period ending on or before the Closing Date, (iii) any “closing agreement” as described in Section 7121 of the Code or any comparable provision under Applicable Law entered into before the Closing, (iv) any installment sale or open transaction disposition made before the Closing, (v) the receipt of any prepaid revenue prior to the Closing Date, or (vi) an election under Section 108(i) of the Code made before the Closing, to include any items of income or exclude any item of deduction for any Tax period (or portion thereof) beginning after the Closing Date that would not have otherwise so been included or excluded as the case may be;

(l)         during the two year period ending on the date hereof, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code; and

(m)       neither the Company nor any Company Subsidiary has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations § 1.6011-4(b)(2).

Section 3.19.         Properties.  The Company and the Company Subsidiaries have good title to, or in the case of leased property and assets, have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date, except for properties and assets sold since the Balance Sheet Date in the Ordinary Course of Business or where the failure to have such good title or valid leasehold interests would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  None of such property or assets is subject to any Lien, except Permitted Liens.

Section 3.20.         Real Property.  (a) Section 3.20(a) of the Company Disclosure Schedule lists all parcels of real property owned by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture as of the date hereof (collectively, “Property Owner”) and shows the record title holder, legal address, and legal description with respect to each such parcel. All buildings, structures, facilities, fixtures and other improvements thereon are referred to as the “Improvements” and such Improvements together with all rights arising out of the ownership of such parcels or appurtenant thereto, including all rights, privileges, grants and easements appurtenant to such Property Owner’s interest therein are collectively referred to as the “Owned Real Property.” The Company has made available to Buyer copies of the deeds and other instruments (as recorded) by which each Property Owner acquired the Owned Real Property and copies of all title insurance policies, opinions, abstracts and surveys relating to the Owned Real Property in such Property Owner’s possession or control.  Each Property Owner is the sole legal and equitable owner, and has fee simple to, the Owned Real Property listed as being owned on Section 3.20(a) of the Company Disclosure Schedule, free and clear of all Liens, other than Permitted Liens.

(b)        Section 3.20(b) of the Company Disclosure Schedule sets forth the address of each parcel of real property leased by the Company or any Company Subsidiary with respect to which annual payments exceed $125,000 (each, a “Leased Real Property” and collectively with the Owned Real Property, the “Real Property”) and a true and complete list of all Leases for each parcel of Leased Real Property, in each case, as of the date hereof.  The Company has made available to Buyer a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(c)        Subject to the respective terms and conditions in the Leases, the Company or one of the Company Subsidiaries possesses a valid leasehold interest in each Leased Real Property, except to the extent that any Leased Real Property is sold after the date hereof to the extent permitted under the terms of this Agreement.  Neither the Company nor the Company Subsidiary that is party to each Lease has mortgaged, deeded in trust, or encumbered any interest in the leasehold created by any Lease.

(d)        With respect to each parcel of Real Property: (i) to the Company’s knowledge, there are no pending or threatened condemnation proceedings, suits or administrative actions relating to any such parcel or other claims, actions, investigations, or matters materially and adversely affecting the current use, occupancy or value thereof; (ii) there are no contracts granting to any third party or parties the right of use or occupancy of any such parcel and there are no third parties (other than the Company, the Company Subsidiaries or, if applicable, the Managed Unconsolidated Joint Ventures) in possession of any such parcel; (iii) each such parcel abuts on and has vehicular access to a public road and, to the knowledge of the Company, there is no threatened or pending termination of such access; (iv) the Improvements are in good operating condition, ordinary wear and tear excepted, and do not require material repair or replacement in order to serve their intended purposes, except for scheduled maintenance, repairs and replacements conducted or required in the Ordinary Course of Business; and (v) the Improvements are supplied with utilities and services necessary for the operation of the business currently conducted at such facility.  As of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to any contract or option to purchase any real property or interest therein.

Section 3.21.         Intellectual Property.  (a) Section 3.21(a) of the Company Disclosure Schedule sets forth a list as of the date hereof of all registrations and applications for patents, trademarks, service marks and copyrights included in the Company Intellectual Property Rights that are material to the business of the Company and the Company Subsidiaries, taken as a whole, as conducted as of the date hereof.

(b)        The Company and the Company Subsidiaries own, possess or otherwise have the valid and enforceable right to use all Intellectual Property Rights necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted.  No Company Intellectual Property Right is subject to any outstanding injunction, order, decree, judgment or agreement restricting the use thereof by the Company or any Company Subsidiary or restricting the licensing thereof by the Company or any Company Subsidiary to any Person, except for any injunction, order, decree, judgment or agreement that would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  The conduct of the Company’s and the Company Subsidiaries’ business as currently conducted does not interfere with, infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property Rights of any third party in any material respect (and has not done so at any time in the three-year period prior to the date hereof), and, to the Company’s knowledge, since January 1, 2013 neither the Company nor any Company Subsidiary, has received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation, dilution or violation or challenging the validity or enforceability of any material Company Intellectual Property Rights.  To the knowledge of the Company, no third party has infringed upon, misappropriated, or violated any Company Intellectual Property Rights in any material respect since January 1, 2012.

(c)        The Company and the Company Subsidiaries are, and since January 1, 2012 have been, in compliance in all material respects with all of their respective internal rules, policies, and procedures relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by such Company or Company Subsidiary.  The Company and the Company Subsidiaries have taken commercially reasonable steps to protect the confidentiality of their material trade secrets and confidential information.

Section 3.22.         Insurance.  Section 3.22 of the Company Disclosure Schedule lists each material insurance policy maintained by the Company and the Company Subsidiaries, including the name of the insurer and the policy number (the “Insurance Policies”).  There are no material claims by the Company or any Company Subsidiary pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed in writing to the Company or the applicable Company Subsidiary by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights, other than ordinary course reservations of rights.

Section 3.23.         Environmental and Medical Waste Matters.  (a) (i) No written or, to the knowledge of the Company, verbal notice, order, citation, request for information, complaint, demand or penalty has been received by the Company or any Company Subsidiary that is outstanding, unresolved or that was received after January 1, 2013 and (ii) no action, suit, investigation or proceeding is pending against the Company or any Company Subsidiary or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary that, in the case of each of the foregoing clauses (i) and (ii), alleges any material violation of or material liability under any Environmental Law or any Medical Waste Laws, (b) each of the Company and the Company Subsidiaries have all material Permits required by applicable Environmental Laws and Medical Waste Laws to conduct their business, all such Permits are in full force and effect, and there is no actual or, to the knowledge of the Company, threatened proceeding to revoke, modify or terminate any such Permit, (c) each of the Company and the Company Subsidiaries are and since January 1, 2013 have been in material compliance with all applicable Environmental Laws and Medical Waste Laws and all Permits required by applicable Environmental Laws and Medical Waste Laws to conduct their business, (d) each of the Company and the Company Subsidiaries have not used, generated, treated, stored, transported, disposed of, handled or Released any Hazardous Substances in material violation of Environmental Laws or Medical Waste Laws or in a manner that would reasonably be expected to result in a material liability of the Company or any Company Subsidiary under Environmental Laws or Medical Waste Laws, (e) to the Company’s knowledge, there are no underground storage tanks located on any real property currently owned or leased by the Company or the Company Subsidiaries and (f) to the Company’s knowledge, complete copies of all material environmental investigations, environmental, health and safety audit reports and OSHA citations relating to the Company, Company Subsidiaries or any property currently or formerly owned or leased by the Company or any Company Subsidiary that are in the possession, custody or control of the Company have been provided to Buyer.

Section 3.24.         Finders’ Fees.  Except for Morgan Stanley & Co. LLC, whose fees and expenses will be paid by the Company or one of its Subsidiaries, there is no financial advisor, investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any Company Subsidiary which is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.25.         Medical Staff Matters.  (a) To the Company’s knowledge, from December 31, 2012 until the date hereof, it has not received any formal written notice (including any formal written notice delivered by email), from any physician who owns any equity interests in a Facility owned or operated by the Company or any of the Company Subsidiaries or Consolidated Joint Ventures (each, a “Physician Partner”) under the applicable Facility operating or partnership agreement, which notice has not been withdrawn as of the date hereof, and which notice indicates that such Physician Partner: (i) intends to discontinue or terminate his or her relationship with the applicable Facility or the provision of services in such Facility, (ii) intends to retire from the practice of medicine within the following five years, (iii) intends to be involved in the development or operations of another ambulatory surgical center or surgical hospital, (iv) intends to relocate his or her primary residence and/or primary medical practice outside of the areas surrounding such Facility or (v) has had his or her license to practice medicine within the state in which the applicable Facility is located, suspended, restricted or revoked.

(b)        The Company has made available to Buyer true, correct and complete copies of the bylaws and rules and regulations of the medical staff of each Facility owned or operated by the Company or any of the Company Subsidiaries or Consolidated Joint Ventures.  There are no pending, or to the knowledge of the Company, threatened disputes between the Company or any Company Subsidiary and any applicants, medical staff members or allied health professionals, which (i) assert or are based upon a violation of the Company’s or any Company Subsidiary’s medical staff bylaws, including any “fair hearing” procedures conducted thereunder or (ii) are in the process of being adjudicated or resolved pursuant to the Company’s or any Company Subsidiary’s medical staff bylaws.  Except as set forth in Section 3.25(b) of the Company Disclosure Schedule, all appeal periods in respect of any medical staff member or applicant against whom an adverse action has been taken have expired.  The Company has made available to Buyer a written description of all adverse credentialing actions taken by the Company or any Company Subsidiary against medical staff members or applicants since January 1, 2013, a list of which is set forth in Section 3.25(b) of the Company Disclosure Schedule.

Section 3.26.         Unconsolidated Joint Ventures.  (a) To the knowledge of the Company:

(i)            each Managed Unconsolidated Joint Venture (A) is, and for the past two years, has been in material compliance with Applicable Law and (B) has all material Permits required to carry on its business as now conducted, and all such Permits are in full force and effect and such Managed Unconsolidated Joint Venture is not in material violation of such Permits;

(ii)           except in compliance in all material respects with Applicable Law, no Managed Unconsolidated Joint Venture has offered, paid, solicited or received remuneration to or from, or made any financial arrangements or a gratuitous payment of any kind with, any physician or family member of a physician in exchange for business or payments therefrom;

(iii)          except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, there is no (and since January 1, 2013, there has not been any) (A) action, suit or proceeding pending or threatened against any Managed Unconsolidated Joint Venture before any arbitrator or Governmental Authority or (B) injunction, order, decree, award or judgment issued by any arbitrator or Governmental Authority, or settlement agreement, consent agreement, memorandum of understanding or disciplinary agreement with any Governmental Authority, to which any Managed Unconsolidated Joint Venture is subject;

(iv)          each Managed Unconsolidated Joint Venture has implemented screening mechanisms to confirm that physicians performing surgical procedures at each hospital or ambulatory surgical center operated by such Managed Unconsolidated Joint Venture are duly licensed to practice medicine in the applicable state;

(v)           the unaudited financial statements of each Managed Unconsolidated Joint Venture as of and for the twelve months ended December 31, 2013 and the unaudited balance sheet and statements of income and cash flows of each Managed Unconsolidated Joint Venture as of and for the three months ended March 31, 2014 have been prepared in accordance with GAAP (subject to normal year-end audit adjustments and the absence of footnotes) and, to the extent consistent with GAAP, such Managed Unconsolidated Joint Venture’s past practice with respect to such financial reporting and fairly present in all material respects the financial position of such Managed Unconsolidated Joint Venture as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes);

(vi)          from December 31, 2012 until the date hereof, no Managed Unconsolidated Joint Venture has received any formal written notice (including any formal written notice delivered by email), from any physician who owns any equity interests in a Facility owned or operated by such Managed Unconsolidated Joint Venture under the applicable Facility’s operating or partnership agreement, which notice has not been withdrawn as of the date hereof, and which notice indicates that such physician: (A) intends to discontinue or terminate his or her relationship with the applicable Facility or the provision of services in such facility, (B) intends to retire from the practice of medicine within the following five years, (C) intends to be involved in the development or operations of another ambulatory surgical center or surgical hospital, (D) intends to relocate his or her primary residence and/or primary medical practice outside of the areas surrounding such Facility or (E) has had his or her license to practice medicine within the state in which the applicable Facility is located, suspended, restricted or revoked.

(vii)         each Managed Unconsolidated Joint Venture has been operated in the Ordinary Course of Business since January 1, 2013.

(b)        As of the date hereof, (i) the Company’s equity interest in the Unconsolidated Joint Venture that operates the Arise Austin Medical Center in Austin, Texas has no book value, as calculated in accordance with the Accounting Principles; (ii) except as set forth in Section 3.26(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is party to any management or other agreement with or relating to such Unconsolidated Joint Venture, and (iii) except for the obligations under the agreements set forth on Section 3.26(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any material obligations or liabilities to such Unconsolidated Joint Venture.

Section 3.27.         No Other Representations and Warranties.  Except for the representations and warranties expressly set forth in this Article 3 and in the Letters of Transmittal, none of the Holders, the Stockholders’ Representative, the Company or any Company Subsidiary or any other Person acting on their behalf has made or is making any express or implied representation or warranty of any nature to Buyer or its Affiliates, at law or in equity, with respect to matters relating to the Holders, the Stockholders’ Representative, the Company or any Company Subsidiary, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, none of the Holders, the Stockholders’ Representative, the Company or any Company Subsidiary or any other Person acting on their behalf has made or is making any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and any Company Subsidiary or the future business and operations of the Company and any Company Subsidiary or (ii) any other information or documents made available to Buyer or their counsel, accountants or advisors with respect to the Company, any Company Subsidiary or their respective businesses or operations, except as expressly set forth in Article 3 or the Letters of Transmittal.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub jointly and severally represent and warrant to the Company and the Stockholders’ Representative that as of the date hereof and as of the Closing:

Section 4.01.         Existence and Power.  Each of Buyer and Merger Sub is a corporation duly incorporated, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all corporate or other similar power and authority required to carry on its business as now conducted, and is duly qualified to do business as a foreign business entity and is in good standing in each other jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s and Merger Sub’s consummation of the transactions contemplated by the Transaction Documents.

Section 4.02.         Authorization.  The execution, delivery and performance by each of Buyer and Merger Sub of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of Buyer and Merger Sub and have been duly authorized by all necessary corporate action on the part of Buyer and Merger Sub.  Assuming the due authorization, execution and delivery of this Agreement and the other Transaction Documents by the other parties thereto, this Agreement and the other Transaction Documents to which it is a party constitute valid and binding agreements of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with the terms hereof and thereof, except to the extent that the enforceability hereof or thereof may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Law relating to the enforcement of creditors’ rights generally, or by general principles of equity.

Section 4.03.         Governmental Authorization.  The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the other Transaction Documents to which it is a party and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with applicable requirements, if any, of U.S. federal securities laws or any other applicable securities laws and (d) filings or approvals as to which the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s and Merger Sub’s consummation of the transactions contemplated by the Transaction Documents.  As of the date hereof, none of Buyer’s Associates (as defined by 16 C.F.R. 801.1(d)(2)) derive, or own any interest in any Person (other than Buyer and its Subsidiaries) that derives, revenues from products, services or lines of business in the following North American Industry Classification System product codes: 541611; 621493; or 622110.

Section 4.04.         Noncontravention.  The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the other Transaction Documents to which it is a party and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby do not and will not (a) violate the Organizational Documents of Buyer or Merger Sub, (b) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (c) require any consent from or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or Merger Sub or to a loss of any benefit to which Buyer or Merger Sub is entitled under, or require any notice or payment under, any provision of any written agreement or other instrument biding upon Buyer or Merger Sub or (d) result in the creation or imposition of any Lien on any asset of Buyer or Merger Sub, with only such exceptions, in the case of clauses (b) through (d), as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay Buyer’s and Merger Sub’s consummation of the transaction contemplated by the Transaction Documents.

Section 4.05.         Financing.  (a) Buyer has delivered to the Company true and complete copies of a fully executed commitment letter, including all annexes, exhibits, schedules and other attachments thereto (the “Debt Commitment Letter”) and the redacted version of the related fee letter (the “Debt Fee Letter”), pursuant to which the lenders and other parties thereto have agreed, on the terms and subject to the conditions set forth therein, to provide Buyer with debt financing in the amounts set forth therein (the “Debt Financing”).

(b)        As of the date hereof, the Debt Commitment Letter is in full force and effect and is a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto. Assuming due and valid execution by each other party thereto, the Debt Commitment Letter is enforceable against the parties thereto in accordance with its terms, except to the extent that the enforceability hereof may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Law relating to the enforcement of creditors’ rights generally or by general principles of equity. As of the date hereof, the Debt Commitment Letter has not been amended or modified in any respect, and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under the Debt Commitment Letter. As of the date hereof, Buyer is not aware of any fact, event or other occurrence that makes any of the representations and warranties of Buyer in the Debt Commitment Letter inaccurate in any material respect; provided, however that Buyer is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article 3.  There are no conditions precedent directly or indirectly related to the funding of the full amount of the Debt Financing (including pursuant to any flex provisions) other than the conditions precedent set forth in the Debt Commitment Letter. Subject to the satisfaction of the conditions contained in Section 8.01 and Section 8.02 and the commencement and completion of the Marketing Period, Buyer has no reason to believe that it will not be able to satisfy any term or condition of closing of the Debt Financing that is required to be satisfied as a condition of the Debt Financing, or that the full amount of the Debt Financing will not be made available to Buyer on the Closing Date.  Other than the Debt Commitment Letter and Debt Fee Letter, there are no side letters or other written or oral contracts, arrangements or understandings related to the Debt Financing to which Buyer or any of its Affiliates is a party (except for customary fee letters and engagement letters relating to the Debt Financing, a redacted copy of each of which has been provided to the Company prior to the date hereof) that could directly or indirectly affect the timing of the Closing or the availability of the funding in full of the Debt Financing at the Closing. Assuming the funding of the Debt Financing in accordance with the Debt Commitment Letter, as applicable, the proceeds of the Debt Financing, together with the cash on hand of Buyer, are in an amount sufficient to (i) consummate the Closing upon the terms contemplated by this Agreement, (ii) pay all related fees and expenses of Buyer and its Affiliates and Representatives and (iii) satisfy all other obligations of Buyer or Merger Sub under this Agreement. Buyer has fully paid, or caused to be paid, any and all commitment fees and any and all other fees and expenses, in each case as are required to be paid pursuant to the terms of the Debt Commitment Letter prior to the date hereof.

(c)        Buyer and Merger Sub each acknowledge and agree that notwithstanding anything to the contrary in this Agreement, the consummation of the Debt Financing shall not be a condition to the obligation of Buyer and Merger Sub to consummate the Merger or any of the other transactions contemplated hereby.

Section 4.06.         Solvency.  Assuming (a) the satisfaction of the conditions to the obligation of Buyer to consummate the Closing, (b) the accuracy in all material respects of the representations and warranties of the Company set forth in Article 3 of this Agreement, and (c) any estimates, projections or forecasts prepared by the Company have been prepared in good faith upon assumptions that were and continue to be reasonable and, after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, the payment of the Aggregate Purchase Price and the payment of all related fees and expenses, the Company on a consolidated basis will be Solvent immediately after the consummation of the transactions contemplated hereby.  For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of its businesses and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities in the Ordinary Course of Business, as they mature.

Section 4.07.         Limited Guaranty.  Concurrently with the execution of this Agreement, Buyer has caused H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (the “Limited Guarantor”) to deliver to the Company a duly executed limited guaranty (the “Limited Guaranty”) of the Limited Guarantor with respect to certain matters as, and on the terms, specified therein.  The execution, delivery and performance by the Limited Guarantor of the Limited Guaranty and the consummation by the Limited Guarantor of the transactions contemplated thereby have been duly and validly authorized by all necessary limited partnership action on the part of the Limited Guarantor.  As of the date hereof, the Limited Guaranty is in full force and effect and is a valid and binding obligation of the Limited Guarantor, enforceable against the Limited Guarantor in accordance with its terms, except to the extent that the enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Law relating to the enforcement of creditors’ rights generally or by general principles of equity, and, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Limited Guarantor under the Limited Guaranty.

Section 4.08.         Litigation; Orders.  There is no (a) action, suit or proceeding pending against, or to the knowledge of Buyer or Merger Sub, any investigation pending against, or any action, suit, proceeding or investigation threatened against, Buyer or Merger Sub before any arbitrator or any Governmental Authority or (b) injunction, order, decree, award or judgment issued by any arbitrator or Governmental Authority, or settlement agreement, consent agreement, memorandum of understanding or disciplinary agreement with any Governmental Authority, to which Buyer or Merger Sub is subject, in the case of each of the foregoing clauses (a) and (b), that seeks to prevent, enjoin, impair, alter or delay the transactions contemplated by the Transaction Documents.

Section 4.09.         Finders’ Fees.  There is no financial advisor, investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates which is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.10.         Inspections; No Other Representations.  Each of Buyer and Merger Sub acknowledges that, except for the representations and warranties expressly set forth in Article 3 and in the other Transaction Documents, none of the Holders, the Stockholders’ Representative, the Company or any Company Subsidiary or any other Person acting on their behalf (including any stockholder, officer, director, employee or agent or representative of any of the foregoing, whether in any individual, corporate or other capacity) has made or is making any express or implied representation or warranty of any nature to Buyer or its Affiliates, at law or in equity, with respect to matters relating to the Company and the Company Subsidiaries, their respective businesses or any other matter related to or in connection with the transactions contemplated hereby. Each of Buyer and Merger Sub agrees to accept the Company and the Company Subsidiaries without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Company or any Company Subsidiary or any other Person (including any stockholder, officer, director, employee or agent or representative of any of the foregoing, whether in any individual, corporate or other capacity), except as expressly set forth in Article 3 and in the other Transaction Documents. Without limiting the generality of the foregoing, each of Buyer and Merger Sub acknowledges that no representation or warranty has been or is made with respect to

(a) any projections, estimates or budgets delivered to or made available to Buyer or any of its Affiliates of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Company Subsidiaries or the future business and operations of the Company and the Company Subsidiaries or (b) any other information or documents made available to Buyer or its Affiliates or its or their counsel, accountants or advisors with respect to the Company or the Company Subsidiaries or their respective businesses or operations, except in each case as expressly set forth in Article 3 and the other Transaction Documents.

ARTICLE 5
COVENANTS OF BUYER, MERGER SUB AND THE COMPANY

Section 5.01.         Conduct of Business.  From the date hereof until the Effective Time, except as disclosed in Section 5.01 of the Company Disclosure Schedule, as otherwise expressly required by this Agreement, as required by Applicable Law or with the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), (x) the Company agrees to conduct its and the Company Subsidiaries’ business in the Ordinary Course of Business (including, for the avoidance of doubt, managing the working capital of the Managed Unconsolidated Joint Ventures and the Company Subsidiaries acquired pursuant to Approved Acquisitions consistent with the Company’s management of the working capital of its other Managed Unconsolidated Joint Ventures or other Company Subsidiaries in the Ordinary Course of Business) and to use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees and (y) the Company shall not, and shall not permit any Company Subsidiary to:

(a)        adopt or propose any change in the certificate of incorporation, bylaws or similar organizational documents of the Company or any Company Subsidiary;

(b)        (i) split, combine or reclassify any shares of its capital stock or other equity securities or ownership interests, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares of capital stock or other equity securities or ownership interests, other than (A) dividends or other distributions by the Company Subsidiaries to the Company or any other Company Subsidiary and (B) dividends or other distributions by the Company to the extent necessary to reduce Closing Cash to $20,000,000 or less or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (other than (A) repurchases made in the Ordinary Course of Business in connection with the termination of employment of employees of the Company or any Company Subsidiary or (B) repurchases made in the Ordinary Course of Business from any physician, physician group, hospital or hospital system that holds an equity interest in any Consolidated Joint Venture which, in the case of this clause (B), do not have a value of in excess of $5,000,000 in the aggregate and (C) repurchases of Company Securities made to the extent necessary to reduce Closing Cash to $20,000,000 or less);

(c)        (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than (A) the issuance and delivery of any Company Subsidiary Securities by a Company Subsidiary to the Company or any other Company Subsidiary, (B) issuances of Shares upon exercise of any Options outstanding on the date hereof or (C) the issuance, delivery or sale of any Company Subsidiary Securities in the Ordinary Course of Business to any physician, physician group, hospital or hospital system that holds or subscribes to acquire an equity interest in any Consolidated Joint Venture, which issuances and deliveries, in the case of this clause (C), do not have a value in excess of $2,000,000 in the aggregate or (ii) amend any of the terms of any Company Security or any Company Subsidiary Security;

(d)        acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses with a value in excess of $1,000,000 in the aggregate, other than (i) acquisitions of supplies or equipment in the Ordinary Course of Business or (ii) as contemplated by and on terms substantially consistent with those set forth on Section 5.01(d) of the Company Disclosure Schedule (each acquisition permitted under this Section 5.01(d)(ii) or otherwise consented to by Buyer in writing, an “Approved Acquisition”), provided, that (x) in no event shall the aggregate consideration paid and obligations assumed in connection with all Approved Acquisitions exceed $13,000,000 (determined with respect to any Managed Unconsolidated Joint Venture or any non-wholly owned Company Subsidiary by multiplying the total consideration paid by or obligations assumed by such Managed Unconsolidated Joint Venture or Company Subsidiary, by the Applicable Ownership Percentage associated with such Managed Unconsolidated Joint Venture or Company Subsidiary, immediately prior to the consummation of such Approved Acquisition), and (y) the consideration paid for each Approved Acquisition shall not exceed the corresponding amount set forth on Section 5.01(d) of the Company Disclosure Schedule and shall be funded through the cash or borrowings described on Section 5.01(d) of the Company Disclosure Schedule for such Approved Acquisition;

(e)        dispose of (by merger, consolidation, disposition of stock or assets, lease or otherwise), or subject to a Lien (other than a Permitted Lien), directly or indirectly, any material assets, securities, properties, interests or businesses, other than (i) dispositions of supplies, obsolete equipment or inventory in the Ordinary Course of Business, (ii) sales of Company Securities permitted by Section 5.01(c) or (iii) contemplated by Section 5.01(e) of the Company Disclosure Schedule (the Worcester sale described on Section 5.01(e) of the Company Disclosure Schedule, the “Approved Disposition”; provided that if the Approved Disposition is not consummated on or prior to the Closing Date, Buyer hereby agrees to continue operating the Worcester Surgical Center until the earlier of (A) 60 days after the Closing Date and (B) the date on which the Approved Disposition is consummated (the “Worcester Operation Period”));

(f)         other than in connection with actions permitted by Section 5.01(d), make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions to Company Subsidiaries in the Ordinary Course of Business;

(g)        incur or assume any Indebtedness to any other Person in excess of $1,000,000 in the aggregate, or forgive, settle or compromise any Indebtedness or guaranties thereof owing to the Company or any Company Subsidiary, other than (i) with respect to indebtedness for borrowed money or guaranties thereof solely between or among the Company and any wholly owned Company Subsidiary, (ii) resolution of accounts receivable in the Ordinary Course of Business, (iii) borrowings for working capital in the Ordinary Course of Business under the revolving facilities of the Company and the Company Subsidiaries in existence as of the date hereof or (iv) in connection with actions permitted by Section 5.01(d)(ii);

(h)        other than as required by the terms of any Employee Plan or Applicable Law or as may be required under Section 2.08, (i) with respect to any employee of the Company or any Company Subsidiary, (A) grant or increase any severance or termination pay to such individual (or amend any existing severance or termination pay arrangement) or (B) enter into any employment, deferred compensation, severance, bonus or other similar agreement with such individual (or amend any existing agreement), (ii) increase benefits payable to employees of the Company or any Company Subsidiary under any existing severance or termination pay policies, (iii) establish, adopt, terminate or amend any Employee Plan or any other bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement (other than immaterial amendments in the Ordinary Course of Business to any health or welfare benefit plan or arrangement), (iv) increase compensation, bonus or other benefits payable to any employee of the Company or any Company Subsidiary, except for increases in base salary for employees that have base salary of less than $100,000, not to exceed $500,000 in the aggregate on an annual basis, or (v) hire any employee with aggregate annual compensation in excess of $200,000;

(i)         (A) amend, terminate, renew or cancel any Material Contract, or enter into any new agreement that would have been a Material Contract had it been in effect as of the date hereof, or waive any material rights or claims under any Material Contract or (B) amend or terminate any material definitive agreement relating to any Approved Disposition, or waive any rights or claims thereunder;

(j)         make or change any material Tax election or method of accounting for federal income tax purposes, except as required by Applicable Law, enter into any closing agreement with respect to Taxes, or settle or compromise any material Tax liability;

(k)        make any change to methods of financial accounting, except as required by changes in GAAP or other Applicable Law;

(l)         commence, settle, or offer or propose to commence or settle (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any Company Subsidiary, (ii) any litigation, arbitration, proceeding or other claim with any equityholder of the Company or a Company Subsidiary involving or against the Company, any Company Subsidiary or any of their respective officers or directors or (iii) any litigation, arbitration, proceeding or other claim that relates to the transactions contemplated hereby, in each case other than any litigation or proceeding between the Company or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand;

(m)  adopt a plan or agreement of complete or partial liquidation or dissolution;

(n)   form a new Company Subsidiary, other than in connection with an acquisition permitted pursuant to Section 5.01(d)(ii);

(o)   amend or waive any provision of its Organizational Documents;

(p)   commit to make capital expenditures in excess of $1,000,000 in the aggregate that will be paid after the Closing (other than capital expenditures contemplated by the CapEx Budgets); or

(q)   agree or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Section 5.01 shall restrict the Company in any respect from distributing, or causing to be distributed, any or all of the Cash of any Company Subsidiary to the Company, any wholly owned Company Subsidiary or the equityholders of the applicable Company Subsidiary.

In addition, from the date hereof until the Effective Time, except with the prior written consent of Buyer (in its sole discretion), neither the Company nor any Company Subsidiary shall terminate, waive or amend the Termination Agreement, any Executive Separation Agreements, any Noncompetition Agreement, any Employment Agreement, or any of the Letters of Transmittal signed on or prior to the date hereof (other than (x) the termination of an Employment Agreement as a result of a termination of employment of the applicable employee for cause or due to death or disability or (y) for the avoidance of doubt, as a result of a waiver by an employee of payments or benefits payable to such employee under his or her Employment Agreement, Executive Separation Agreement or Noncompetition Agreement solely in connection with the Excess Parachute Waiver described in Section 5.08 hereof).

Buyer acknowledges and agrees that (i) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) the Company shall exercise, subject to the terms and conditions of this Agreement and Applicable Law, control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.02.         Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, each of the Parties will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to cause the conditions to closing set forth in Article 8 to be satisfied and to consummate the transactions contemplated by this Agreement as soon as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) giving all notices to, and obtaining and maintaining all consents, approvals, registrations, permits, authorizations and other confirmations required to be obtained from, any Governmental Authority or other Person that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement as soon as practicable.

(b)        In furtherance and not in limitation of the foregoing, each of Buyer and the Company shall use reasonable best efforts to provide or cause to be provided as promptly as practicable to any Governmental Authority information and documents requested by any such Governmental Authority or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement including by (i) filing any notification and report form and related material required under the HSR Act (and any other Competition Law requiring pre-acquisition notifications) with respect to the transactions contemplated hereby as promptly as practicable and in any event within five Business Days after the date hereof and (ii) supplying as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act (and any other Competition Law requiring pre-acquisition notifications).

(c)        In furtherance and not in limitation of the foregoing, if any objections are asserted with respect to the transactions contemplated hereby under any Competition Law which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby, each of Buyer and the Company shall, subject to Section 5.02(d), use its reasonable best efforts to resolve any such objections, in each case so as to permit the consummation of the transactions contemplated hereby as expeditiously as possible.

(d)        The Parties acknowledge and agree that Buyer’s and Merger Sub’s obligations to use their reasonable best efforts set forth in Section 5.02(a) and (c) shall include an obligation of Buyer or Merger Sub to (i)(A) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Buyer or its Subsidiaries (including the Surviving Corporation and its Subsidiaries or other Joint Ventures), (B) terminate existing relationships, contractual rights or obligations of Buyer or its Subsidiaries (including the Surviving Corporation and its Subsidiaries or other Joint Ventures), and (C) otherwise take or commit to take actions that after the Closing Date would limit Buyer’s or its Subsidiaries’ (including the Surviving Corporation’s and its Subsidiaries’ or other Joint Ventures’), freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines or assets of Buyer and its Subsidiaries (including the Surviving Corporation and its Subsidiaries or other Joint Ventures); provided that, notwithstanding the foregoing, Buyer and Merger Sub shall not be required by this Section 5.02(d)(i) to sell, divest or dispose of, or take any other action described above with respect to, businesses, product lines or assets of Buyer or its Subsidiaries (including the Surviving Corporation and its Subsidiaries or other Joint Ventures) having budgeted EBITDA for calendar-year 2014 as of the date hereof in excess of $4,000,000 in the aggregate; and (ii) if Buyer or any of its Subsidiaries takes any action after the date hereof (including the acquisition of any interest in any Person that derives revenues from products, services or lines of business similar to the Company’s or its Subsidiaries’ or other Joint Ventures’ products, services or lines of business) which results in the assertion of any impediments under any

Competition Law that would prevent or materially delay the consummation of the Merger, take all actions necessary to avoid or eliminate each and every such impediment so as to enable the consummation of the transactions contemplated hereby, including the Merger, to occur no later than the Outside Date, including the actions referred to in clauses (A) through (C) of the foregoing clause (i); provided that Buyer’s and Merger Sub’s obligations pursuant to this clause (ii) shall not be subject to the limitation set forth in the proviso to the foregoing clause (i), and any sale, divestiture or disposition effected by Buyer or its Affiliates pursuant to this clause (ii) shall not count towards the dollar threshold referred to in the proviso to the foregoing clause (i).  “EBITDA” means, with respect to any hospital or ambulatory surgical center operated by any Party or Subsidiary thereof, without duplication, (1) earnings before interest, taxes, depreciation and amortization, plus (2) management fees or other similar payments paid by such hospital or center to such Party or Subsidiary and deducted in calculating earnings, minus (3) minority interests.

(e)        Each of the Parties shall, and shall cause their respective Subsidiaries to, cooperate reasonably with one another and keep the others generally apprised of material matters relating to or in connection with the taking of such actions and the doing of such other things as are contemplated by this Section 5.02.

(f)         Each such Party shall promptly inform the other Parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction.  In furtherance and not in limitation of the foregoing, in connection with the seeking of any action by or in respect of, or the making of any filing with, any Governmental Authority in connection with the transactions contemplated hereby, the parties shall (i) consult with one another in advance of any meeting, teleconference or other material communication with such Governmental Authority, (ii) provide one another with an opportunity to attend or participate in such meeting, teleconference or other material communication, (iii) afford one another the right to review any written materials to be submitted to such Governmental Authority in advance of the submission thereof, and (iv) furnish one another with copies of all written materials received by or on behalf of such party from such Governmental Authority, in each case to the extent permitted by Applicable Law (except, in the case of the foregoing clause (ii), to the extent such Governmental Authority has requested that one or the other party not attend or participate in any such meeting, teleconference or other communication, and in the case of the foregoing clauses (iii) and (iv), to the extent that (x) such written materials contain information that does not relate to the transactions contemplated hereby or (y) confidential treatment has been requested or granted for such written materials).

Section 5.03.         Third-Party Consents.  Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and the Company shall, and the Company shall cause the Company Subsidiaries to (a) give all notices required to be given in connection with the transactions contemplated by this Agreement under any contract or agreement to which the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture is party or pursuant to any Permit or required under Applicable Law and (b) use their commercially reasonable efforts to obtain at the earliest practicable date all consents and approvals required from third parties in connection with the consummation of the transactions contemplated by this Agreement under any contract or agreement to which the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture is party or pursuant to any Permit or required under Applicable Law, including the consents and approvals referred to in Section 3.03 of the Company Disclosure Schedule; provided, however, that (i) no party shall be obligated to pay any consideration to any third party from whom any such consent or approval is requested and (ii) the consent of Buyer shall be required prior to agreeing to (A) any amendment or modification to any contract or agreement or (B) any condition or limitation under any Permit or Applicable Law, in each case, in connection with obtaining any such consent or approval that is adverse in any material respect to Buyer, Merger Sub, the Company or any of the Company Subsidiaries; provided, further, that each of the parties hereto acknowledge and agree that obtaining any such consents and approvals shall not be a condition to Closing.

Section 5.04.         Access to Information.  (a) From the date hereof until the Effective Time, unless prohibited by Applicable Law, the Company shall and shall cause the Company Subsidiaries to (i) give Buyer and its financing sources and their respective counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, senior management, books and records of the Company and the Company Subsidiaries, (ii) furnish to Buyer and its financing sources and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company or any Company Subsidiary as such Persons may reasonably request and (iii) instruct its and the Company Subsidiaries’ employees, counsel and financial advisors to cooperate with Buyer in its investigation of the Company and the Company Subsidiaries.  Any investigation pursuant to this Section shall be conducted in such manner so as not to interfere unreasonably with the conduct of the business of the Company or the Company Subsidiaries.  Notwithstanding the foregoing, the Company shall have no obligation to disclose or provide Buyer with (A) access to any personnel records of the Company or any Company Subsidiary if disclosure of such records to Buyer would violate Applicable Law, or (B) any information or access the disclosure or provision of which would in the Company’s good faith opinion jeopardize the attorney-client privilege of the Holders, the Company or any Company Subsidiary, or violate any Applicable Law or contractual obligation of confidentiality.  In addition, notwithstanding the foregoing, prior to the Closing, (x) without the prior written consent of the Company (which consent may not be unreasonably withheld), Buyer shall not contact any suppliers to, or customers, distributors, patients, payors, partners, co-investors or securityholders of the Company or any Company Subsidiary or other Joint Venture, and provided that the Company shall have the right to have a representative present during any such contact in the event that it consents to such contact; provided that notwithstanding the foregoing the Company acknowledges that Buyer is engaged in the same business as the Company and the Company Subsidiaries and neither this Section 5.04 nor any other provision of this Agreement shall in any way prohibit or restrict Buyer’s ability to conduct its business in the Ordinary Course of Business, including contacting any such Persons described above in Buyer’s Ordinary Course of Business so long as such contact is not related to the transactions contemplated by this Agreement and Buyer does not breach the terms and provisions of the Confidentiality Agreement, and (y) Buyer shall have no right to perform or cause to be performed any invasive or subsurface investigations of the properties or Facilities of the Company or any of the Company Subsidiaries, including any sampling or testing of the air, soil, surface water, groundwater, building materials or other environmental media.  Any information obtained by Buyer, its financing sources or their respective representatives will be subject to the terms of the Confidentiality Agreement.

(b)        Buyer shall cause the Surviving Corporation and its Subsidiaries to preserve and keep the records held by them relating to the respective businesses of the Company and the Company Subsidiaries prior to Closing for a period of seven years from and after the Closing Date (or longer if required by Applicable Law), and from and after the Effective Time Buyer agrees to cause the Surviving Corporation and the Company Subsidiaries to afford promptly to the Stockholders’ Representative and its counsel, financial advisors, auditors and other authorized representatives reasonable access to such books and records, employees and auditors relating to the period prior to Closing, to the extent necessary to permit the Stockholders’ Representative to determine any matter relating to its (or any Holder’s) rights and obligations hereunder.  Any access pursuant to this Section shall be conducted in such manner so as not to interfere unreasonably with the conduct of the business of the Company or the Company Subsidiaries.  The Stockholders’ Representative agrees to hold, and will cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, and not to disclose to any third party unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information provided to it pursuant to this Section, except to the extent that such documents or information can be shown to have been (i) previously known on a nonconfidential basis by the Stockholders’ Representative, (ii) in the public domain through no fault of the Stockholders’ Representative or (iii) later lawfully acquired by the Stockholders’ Representative from sources other than Buyer, the Surviving Corporation or any of its Subsidiaries.

Section 5.05.         Notices of Certain Events.  From the date hereof until the Closing Date, each Party shall promptly notify the other parties of:

(a)        any notice or other communication received by it from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, except to the extent that such consent is already contemplated by Section 5.03 of the Company Disclosure Schedule;

(b)        any notice or other communication received by it from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)        any action, suit, claim, investigation or proceeding commenced relating to such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.14 or Section 4.08, as applicable; or

(d)        to the knowledge of such Party, any event, fact or condition that constitutes, or is reasonably likely to result in, a breach of any representation, warranty, covenant or agreement of such Party (i) in the case of Buyer or Merger Sub, to the extent that such breach would reasonably be expected to cause any of the conditions to the Company’s obligation to close set forth in Article 8 not to be satisfied, and (ii) in the case of the Company, to the extent that such breach would reasonably be expected to (A) cause any of the conditions to Buyer’s obligation to close set forth in Article 8 not to be satisfied or (B) result in Damages in excess of the Indemnity Escrow Amount; provided that (1) the Company’s giving of any notice required by this clause (ii) shall not be deemed to constitute an acknowledgement that such event, fact, condition or breach, either individually or in the aggregate with other events, facts, conditions or breaches, has had, or would reasonably be expected to have, a Material Adverse Effect, and (2) neither the Company’s giving of such notice, nor its good faith failure to give such notice, in respect of any event, fact, condition or breach pursuant to this clause (ii) shall by itself give Buyer the right not to consummate the Merger, absent the failure of one or more conditions to Buyer’s and Merger Sub’s obligations to close set forth in Article 8 otherwise to be satisfied.

Section 5.06.                          Financing.  (a) Subject to the terms and conditions of this Agreement, Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all such things necessary, proper or advisable to consummate and obtain the Debt Financing as promptly as practicable after the date hereof (taking into account the timing of the Marketing Period) and in any event at Closing, on the terms and conditions described in the Debt Commitment Letter (subject to the “flex” provisions applicable thereto), including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and conditions thereof, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contained therein (including the exercise of “flex” provisions) or on other terms no less favorable, in the aggregate, to Buyer, including with respect to conditionality and (iii) satisfy on a timely basis (taking into account the timing of the Marketing Period) all conditions applicable to Buyer in the Debt Commitment Letter and the definitive agreements for the Debt Financing that are within its control and otherwise comply with the terms of the Debt Commitment Letter (to the extent the failure to comply with such terms would reasonably be expected to adversely impact the amount or timing of the Debt Financing or the availability of the Debt Financing at Closing). Buyer shall use its reasonable best efforts to consummate the Debt Financing (including, if all conditions to the Debt Financing have been satisfied, by instructing the parties to the Debt Commitment Letter to provide the Debt Financing, on the terms and subject to the conditions set forth therein) and to enforce its rights under the Debt Commitment Letter at Closing, provided that notwithstanding the foregoing, it is agreed that Buyer shall not be required to file a lawsuit or take other legal action against the lenders or other Persons providing the Debt Financing.  Buyer shall provide the Company, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow the Company to monitor the progress of all Debt Financing activities. Buyer shall furnish correct and complete copies of all material definitive agreements entered into by Buyer after the date hereof in relation to the Debt Commitment Letter to the Company promptly upon their execution if prior to the

Effective Date (provided that any fee information and economics contained therein may be redacted).

(b)                        Buyer shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Debt Commitment Letter or any definitive agreements related to the Debt Financing and/or substitute other debt or equity financing for all or any portion of the Debt Financing from the same or Alternative Financing sources, in each case, without the Company’s prior written consent to the extent such amendments, supplements, modifications or waivers would either reduce the aggregate amount of cash proceeds available from the Debt Financing to fund the amounts required to be paid by Buyer under this Agreement (as compared to the amount of such aggregate proceeds contemplated under the Debt Commitment Letter as in effect on the date hereof) or impose new or additional conditions precedent that would be reasonably expected to (i) prevent, impede or materially delay or impair the availability of the Debt Financing or the ability of Buyer to consummate the transactions contemplated by this Agreement in a timely manner or (ii) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter.  Buyer shall not release or consent to the termination of the obligations of the lenders and other persons under the Debt Commitment Letter, except for assignments and replacements of an individual lender in accordance with the terms of the syndication provisions of the Debt Commitment Letter with respect to the Debt Financing.  Notwithstanding anything to the contrary set forth herein, Buyer may (without obtaining the Company’s consent) amend, supplement or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not prevent or materially delay or impair the availability of the Debt Financing under the Debt Commitment Letter or the consummation of the transactions contemplated by this Agreement.  Upon any such amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 5.06(b), Buyer shall provide a copy thereof to the Company and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, supplemented or modified under this Section 5.06(b) and references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, supplemented or modified under this Section 5.06(b).

(c)                         In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions or from the sources contemplated by the Debt Commitment Letter for any reason, Buyer shall promptly notify the Company and use its reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from alternative sources (the “Alternative Financing”) upon terms (including any flex provisions) that are (x) economically and with respect to conditionality no less favorable and (y) otherwise, in the aggregate, no less favorable to Buyer than those in the Debt Commitment Letter (and the Debt Fee Letter), in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event (and, in any event, no later than the Closing Date).  In the event any Alternative Financing is obtained in accordance with this Section 5.06(c), references to “Debt Financing,” “Debt Commitment Letter” and “Debt Fee Letter” (and other like term in this Agreement) shall include such Alternative Financing, as applicable.

(d)                        The Company shall use its reasonable best efforts to, and shall cause the Company and the Company Subsidiaries and their respective Representatives to use their reasonable best efforts to, provide, at Buyer’s sole expense, all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries), including (i) participation in a reasonable number of meetings, due diligence sessions, presentations, “road shows” and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, (iii) using reasonable best efforts to furnish Buyer and its Debt Financing Sources with financial and other customary pertinent information regarding the Company and the Company Subsidiaries (including information customarily used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and the Company Subsidiaries customary for such financing or reasonably necessary for the syndication of the Debt Financing by the Debt Financing Sources) that is reasonably available to the Company and necessary for the satisfaction of the obligations and conditions set forth in the Debt Commitment Letters (including the financial statements of the Company and the Company Subsidiaries required under paragraph 3 of Exhibit E of the Debt Commitment Letter and historical financial information of the Company and the Company Subsidiaries reasonably required for Buyer to prepare the pro forma financial statements required under paragraph 4 of Exhibit E of the Debt Commitment Letter) (the information required to be delivered pursuant to this clause (iii) being referred to as “Required Information”), (iv) using reasonable best efforts to obtain customary accountants’ comfort letters, (v) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Buyer to permit the consummation of the Debt Financing, (vi) providing all documentation and other information with respect to the Company and the Company Subsidiaries at least five days prior to the Closing Date as shall have been reasonably requested in writing by Buyer at least ten days prior to the Closing Date that is required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, (vii) providing authorization letters to the Debt Financing Sources authorizing the distribution of the information required to be delivered pursuant to the foregoing clause (iii) to prospective lenders and containing a customary representation that such information does not contain a material misstatement or omission as to a material fact and a customary representation to the Debt Financing Sources that the public-side versions of such documents, if any, do not include material non-public information about the Company or the Company Subsidiaries or their securities, (viii) using its reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness of the Company and the Company Subsidiaries contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, and (ix) assisting in the preparation of, and executing and delivering, definitive financing documents, including guaranty and collateral documents and customary closing certificates as may be required by the Debt Financing; provided that the Company and the Company Subsidiaries shall not be required to enter into any such document or instrument contemplated by the foregoing clauses prior to the Effective Time; provided further, that, notwithstanding anything to the contrary contained in this Section 5.06, (A) nothing in this Section 5.06(d) shall require any such cooperation to the extent that it would (1) require the Company or any of the Company Subsidiaries to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Closing, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent upon the Closing, (2) unreasonably interfere with the ongoing business or operations of the Company or any of the Company Subsidiaries, (3) require the Company or any of the Company Subsidiaries to take any action that will conflict with or violate any Applicable Law or result in the violation or breach of any confidentiality provision of a contract to which the Company or any of the Company Subsidiaries is a party as of the date hereof, (4) require the Company or any of the Company Subsidiaries to execute (except in escrow), any definitive financing documents prior to the Effective Time or (5) result in any officer or director of the Company or any of the Company Subsidiaries incurring any personal liability with respect to any matters relating to the Debt Financing, (B) no action, liability or obligation of the Company or any of the Company Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing, (C) notwithstanding anything to the contrary, the parties hereto agree that any portion of any road show, ratings agency presentation, bank information memoranda or other offer document or information prepared in connection with the Debt Financing which relates to Buyer’s intended conduct of the Company’s business and operations following Closing remains the sole responsibility of Buyer and none of the Company or any of the Company Subsidiaries or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect thereto or be required to provide any information or make any presentations with respect to capital structure, the incurrence of the Debt Financing or other pro forma information relating thereto, or the manner in which Buyer intends to operate, or cause to be operated, the business of the Company or any of the Company Subsidiaries after the Closing and (D) Buyer shall reimburse the Company or cause the Company to be reimbursed for all reasonable out-of-pocket costs and expenses (including the reasonable attorneys’ fees of outside counsel) incurred by the Company or any of the Company Subsidiaries in connection with the actions and cooperation pursuant to this Section 5.06.  Buyer shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in complying with their obligations in connection with the arrangement of the Debt Financing (including as a result of any action taken by them in accordance with this Section 5.06(d)) and any information utilized in connection therewith (other than historical information relating to the Company or any of the Company Subsidiaries or other information furnished by the

Company or any of the Company Subsidiaries) except to the extent such liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties resulted from the willful misconduct, bad faith or gross negligence of the Company, the Company Subsidiaries or their respective Representatives. All non-public information regarding the Company or any of the Company Subsidiaries provided to Buyer and its representatives and Affiliates pursuant to this Section 5.06(d) shall be kept confidential in accordance with the Confidentiality Agreement. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary.

(e)                         Buyer shall give the Company prompt notice (i) of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or material default) by any party to any Debt Commitment Letter or definitive document related to the Debt Financing of which Buyer becomes aware, (ii) of the receipt of any written notice or other written communication from any party to any Debt Commitment Letter with respect to any actual or threatened breach, default, withdrawal, termination or repudiation by any party to any Debt Commitment Letter or any definitive document related to the Debt Financing or any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing, (iii) of any material written dispute or disagreement between or among Buyer or Merger Sub and any of the other parties to the Debt Commitment Letter or any definitive document related to the Debt Financing that would reasonably be expected to materially hinder or delay the consummation of the transactions contemplated by this Agreement, and (iv) if for any reason Buyer or Merger Sub believes in good faith that it will not be able to timely obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing.  Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing (or Alternative Financing obtained in accordance with Section 5.06(c)) and provide to the Company copies of all material definitive agreements related to the Debt Financing (provided that any fee information and economics contained therein may be redacted).

(f)                          In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letter (or any alternative debt commitment letter entered into in connection with an Alternative Financing), Buyer or Merger Sub reasonably requests that the Company file a Current Report on Form 8-K pursuant to the 1934 Act that contains material non-public information with respect to the Company and its Subsidiaries, which Buyer or Merger Sub reasonably determines to include (and the Company does not unreasonably object to including) in a customary offering memorandum for the Debt Financing, then, upon the Company’s review of and reasonable satisfaction with such filing, the Company shall file such Current Report on Form 8-K containing such material non-public information; provided that, notwithstanding the foregoing, in no event shall the Company be required to file any Current Report on Form 8-K pursuant to this Section

5.06(f) if the Company Board determines in good faith that the making of such filing or the disclosure of such material non-public information would not be consistent with the best interests of the Company, the Company Subsidiaries and the Managed Unconsolidated Joint Ventures.

Section 5.07.                          Public Announcements.  The Parties agree to consult with one another before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases or public announcements the issuance or making of which is required by Applicable Law or any listing agreement with any national securities exchange, to not issue any such press release or make any such public statement without the prior written consent of the other party.  For the avoidance of doubt, the Company shall be entitled to communicate with the Holders, and the Stockholders’ Representative to Crestview Partners and its affiliated investment funds and investors and potential investors therein, regarding the transactions contemplated hereby.  Notwithstanding the foregoing, after the Closing, each Party shall be permitted to issue press releases and make public announcements without the consent of the other Parties hereto.

Section 5.08.                          280G Matters.  To the extent that (x) any “disqualified individual” (as such term is defined for purposes of Section 280G of the Code) of the Company (a “Disqualified Individual”) would be entitled to any payment or benefit as a result of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) and (y) such payment or benefit would or could potentially constitute a “parachute payment” under Section 280G of the Code or could reasonably be expected to result in the imposition of any excise Tax imposed under Section 4999 of the Code, the Company shall, prior to the Closing:

(i)                                     use its commercially reasonable efforts to obtain a binding written waiver by such Disqualified Individual (each, an “Excess Parachute Waiver”) of any portion of such parachute payment as exceeds three times such individual’s “base amount” within the meaning of Section 280G(b)(3) of the Code less one dollar (collectively, the “Excess Parachute Payments”) to the extent such Excess Parachute Payments are not subsequently approved pursuant to a stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code and Treasury Regulations § 1.280G-1 thereunder (the “280G Shareholder Approval Requirements”); and

(ii)                                  use its commercially reasonable efforts to obtain stockholder approval in a manner that satisfies the 280G Shareholder Approval Requirements in respect of the Excess Parachute Payments payable to all such Disqualified Individuals.

Section 5.09.                          Obligations of Merger Sub and Surviving Corporation.  Buyer agrees to cause Merger Sub to perform its obligations under this Agreement.  From and after the Effective Time, Buyer agrees to cause the Surviving Corporation to perform its obligations under this Agreement.

Section 5.10.                          Director and Officer Liability.  Buyer shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)                        For a period of six years after the Closing, Buyer shall not permit the Surviving Corporation to amend, repeal or modify any provision in the Surviving Corporation’s Organizational Documents relating to the rights to exculpation, indemnification or advancement of expenses of any officers or directors of the Company, any Company Subsidiary or any Managed Unconsolidated Joint Venture in any way that diminishes or adversely affects the rights to indemnification, exculpation or advancement of expenses provided therein (unless required by Applicable Law), it being the intent of the Parties that the officers and directors of the Company or any Company Subsidiary or other Joint Venture prior to Closing shall continue to be entitled to the rights to exculpation, indemnification and advancement of expenses provided in such Organizational Documents.

(b)                        Prior to the Effective Time, the Company shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies.

(c)                         If Buyer, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section.

Section 5.11.                          Confidentiality.  Buyer and Merger Sub acknowledge and agree that all of the information provided to them in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

Section 5.12.                          Exclusivity.  During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article 10, the Stockholders’ Representative and the Company shall not, and shall use their reasonable best efforts to cause their respective Affiliates and directors, officers, employees, stockholders, investment bankers and other representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage any Acquisition Proposal, (b) participate in any discussions or negotiations with any third party regarding, or furnish to any third party any information in connection with, or assist or facilitate in any manner any Acquisition Proposal or (c) pursue or take any actions involving third parties to complete an offering or issuance of the common stock or any other equity securities of the Company or any Company Subsidiary in a registered initial public offering.  The Stockholders’ Representative and the Company shall immediately cease, and cause to be terminated, any and all contacts, discussions and negotiations with third parties regarding any of the foregoing, and the Company and the Stockholders’ Representative will notify Buyer immediately if any Person makes any Acquisition Proposal and provide Buyer with the details thereof (including the Person making such Acquisition Proposal and a copy of all written communication in connection therewith) and their response thereto.

Section 5.13.                          Monthly Financial Reporting.  Within 30 days following the last day of each calendar month ended at least 30 days before the Closing Date, the Company shall provide Buyer with a consolidated income statement, balance sheet and cash flow statement of the Company and the Company Subsidiaries for such month (collectively, the “Monthly Financial Statements”).

Section 5.14.                          Treatment of Notes.  (a) The Company shall cause the Issuer to mail or cause to be mailed (i) a notice of redemption (the “Exchangeable Notes Redemption Notice”) to each Exchangeable Note Holder providing that all of the Exchangeable Notes shall be redeemed for cash on the Closing Date in accordance with the terms and provisions of Article 3 of the Exchangeable Notes Indenture and Applicable Law (the “Exchangeable Notes Redemption”), (ii) a notice of redemption (the “8% Notes Redemption Notice”) to each 8% Note Holder providing that all of the 8% Notes shall be either redeemed for cash on the Closing Date or satisfied and discharged on the Closing Date in accordance with the terms and provisions of Article 3 and Article 12 of the 8% Notes Indenture and Applicable Law (the redemption or discharge on the Closing Date, as the case may be, the “8% Notes Redemption”), and (iii) a notice of redemption (the “Toggle Notes Redemption Notice”; each of the Exchangeable Notes Redemption Notice, the 8% Notes Redemption Notice and the Toggle Notes Redemption Notice, a “Redemption Notice”) to each Toggle Note Holder providing that all of the Toggle Notes shall be either redeemed for cash on the Closing Date or satisfied and discharged on the Closing Date in accordance with the terms and provisions of Article 3 and Article 12 of the Toggle Notes Indenture and Applicable Law (the redemption or discharge on the Closing Date, as the case may be, the “Toggle Notes Redemption”; each of the Exchangeable Notes Redemption, the 8% Notes Redemption and the Toggle Notes Redemption, a “Redemption”); provided that each of the Redemptions may, in the Company’s sole discretion, be made subject to and conditional upon the consummation of the Merger, and shall be made subject to and in compliance with the applicable terms of the Notes Indentures.  The Company’s counsel shall provide any legal opinions and the Issuer shall furnish to the trustee any officer’s certificates that are required to be provided under the Notes Indentures in connection with the delivery of the Redemption Notices and the Redemptions on the Closing Date.

(b)                        The Company shall cause the Issuer to prepare each Redemption Notice and any other documentation which is necessary or appropriate in connection with each Redemption, and provide Buyer with a reasonable opportunity to comment on such documents.  Each Redemption Notice (including all amendments or supplements) and all mailings to the Note Holders in connection with the Redemptions shall be subject to the prior review of the Company and Buyer and shall be reasonably acceptable to each of them.

Section 5.15.                          Information Statement; Exercise of Drag-Along Right.  If any Stockholder does not sign the Written Consent and Letter of Transmittal substantially contemporaneously with the execution and delivery of this Agreement, then promptly after the date hereof, the Company shall (a) prepare and deliver to each such Stockholder an information statement containing notice of the receipt of the Stockholder Approval and such other information as may be required to be included therein by Section 228(e) of the DGCL or any other provision of Applicable Law, and (b) shall exercise its drag-along rights pursuant to Section 4.02 of the Shareholders Agreement with respect to each such Stockholder in connection with the Merger, by preparing and delivering to each such Stockholder (and Buyer, for informational purposes only) a Drag-Along Sale Notice under and as defined in Section 4.02 of the Shareholders Agreement in furtherance thereof.  The Company shall use its commercially reasonable efforts to enforce Section 4.02 of the Shareholders Agreement and the other provisions thereof relating to a Drag-Along Sale (as defined therein) in connection with the Merger.

ARTICLE 6

TAX MATTERS

Section 6.01.                          Tax Matters.  (a) From and after the Closing, Buyer shall not, and shall cause the Surviving Corporation and each of its Subsidiaries not to, (i) make any election or deemed election under Section 338 of the Code or any comparable provision under Applicable Law in connection with the transactions contemplated by this Agreement, or (ii) make any Tax election, amend any Tax Return or waive or extend any statute of limitations for the assessment or collection of any Tax, in each case with respect to any Pre-Closing Tax Period or Straddle Period without the prior written consent of the Stockholders’ Representative (which shall not be unreasonably withheld, delayed or conditioned).

(b)                        From and after the Closing, Buyer shall notify the Stockholders’ Representative in writing within three Business Days of receipt by Buyer or any of its Affiliates (including the Surviving Corporation and its Subsidiaries) of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments in respect of any Pre-Closing Tax Period or any Straddle Period that would reasonably be expected to give rise to an indemnity claim under this Agreement.

(c)                         The Surviving Corporation shall prepare and timely file, or shall cause to be prepared and timely filed, all income Tax Returns of the Surviving Corporation and its Subsidiaries that relate to Pre-Closing Tax Periods that are required to be filed after the Closing Date.  All such income Tax Returns shall be prepared by treating items on such income Tax Returns in a manner consistent with the past practices of the Surviving Corporation and its Subsidiaries with respect to such items, except as required by Applicable Law.  From and after the Closing, Buyer, the Surviving Corporation and its Subsidiaries shall provide any Tax-related documents, information or other assistance with respect to Pre-Closing Tax Periods of the Surviving Corporation and its Subsidiaries reasonably requested by the Stockholders’ Representative in connection with this Agreement.

(d)                        For purposes of this Agreement, Taxes of the Company and the Company Subsidiaries, other than gross receipts, sales or use, income and payroll Taxes, attributable to a Straddle Period will be apportioned between that portion of the Straddle Period ending on the Closing Date and that portion of the Straddle Period beginning on the day after the Closing Date, pro rata according to the number of calendar days in each period.  Gross receipts, sales or use, income and payroll Taxes of the Company and the Company Subsidiaries attributable to a Straddle Period will be apportioned to the Pre-Closing Tax Period as if the Tax period ended on the Closing Date, with the balance of the income Taxes and payroll Taxes attributable to such Straddle Period being apportioned to the portion of the Straddle Period beginning on the day after the Closing Date.

(e)                         Buyer shall promptly pay to Stockholder’s Representative (on behalf of the Stockholders), as and when realized, the amount of any refunds or credits of Pre-Closing Taxes (net of any Taxes imposed thereon and any reasonable expenses in obtaining such refund or credit), other than any such refund or credit that was taken into account in calculating the Final Aggregate Purchase Price or is attributable to the carryback of any net operating loss or other Tax item from a Tax period (or portion thereof) beginning after the Closing Date; provided, however, that in the case of a refund or credit of the Taxes imposed on a Consolidated Joint Venture, such payment shall be made in proportion to the Applicable Ownership Percentage associated with such Consolidated Joint Venture immediately prior to the Effective Time.  To the extent the Company or any Company Subsidiary has paid estimated income Taxes for any Tax year ending on or including the Closing Date and the amount of the estimated Taxes paid prior to the Closing Date exceeds the amount of the income Tax liability with respect to the relevant Pre-Closing Tax Period, Buyer shall seek prompt refund of any such overpayment.

(f)                          Buyer shall retain or cause to be retained all books and records pertinent to Taxes of the Surviving Corporation and its Subsidiaries until the applicable period for assessment under Applicable Law (giving effect to any extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority.

Section 6.02.                          Transfer Taxes.  All sales, use, value added, registration stamp, recording, documentary, conveyancing, transfer and similar Taxes (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne one-half by the Holders (to be paid out of the Stockholders’ Representative Expense Fund) and one-half by Buyer.  Buyer will, at its own expense, prepare and file all necessary Tax Returns with respect to all such Taxes, and the Stockholders’ Representative shall be entitled to review and comment upon all such Tax Returns prior to filing. If required by applicable law, the Company will, and will cause its Affiliates to, join in the execution of any such Tax Returns.

Section 6.03.                          Survival.  The covenants and agreements contained in Section 6.01 shall survive the Closing until the applicable period for assessment under Applicable Law (giving effect to any extensions or waivers) has expired.

ARTICLE 7

EMPLOYEE MATTERS

Section 7.01.                          Employees.  Buyer acknowledges that it shall, through the Surviving Corporation and its Subsidiaries, continue the employment of all of the employees of the Company, the Issuer and Symbion ARC Management Services, Inc. as of the Effective Time (collectively, the “Continuing Employees”).  Buyer shall, for a period of twelve months following the Effective Time, provide or make available to each Continuing Employee (a) base salary or wage rates and incentive opportunities (excluding equity incentives) that are no less than those provided or made available to such Continuing Employee as of immediately prior to the Effective Time and (b) employee benefits (including severance and non-qualified deferred compensation, but excluding equity incentives) that are substantially equivalent in the aggregate to those provided or made available to such Continuing Employee immediately prior to the Effective Time.

Section 7.02.                          Company Severance Plans.  For a period of twelve months following the Closing, Buyer shall maintain the employee severance protections set forth in Section 7.02 of the Company Disclosure Schedule.

Section 7.03.                          Buyer Employee Plans.  Buyer or one of its Affiliates will recognize all service of the Continuing Employees to the extent such service is recognized by the Company or the Company Subsidiaries for all purposes of the employee benefit plans of Buyer or its Affiliates (other than benefit accrual under a defined benefit plan of Buyer or its Affiliates).

Section 7.04.                          No Third Party Beneficiaries.  The parties hereto acknowledge and agree that all provisions contained in this Article 7 with respect to the Continuing Employees are included for the sole benefit of the respective parties hereto and shall not create any right (a) in any other person, including any employees, former employees, any participant or any beneficiary thereof in any Employee Plan, or (b) to continued employment with the Company, the Company Subsidiaries, or the Surviving Corporation.  After the Effective Time, nothing contained in this Section 7.04 shall interfere with the right of Buyer, the Company, any of the Company Subsidiaries or the Surviving Corporation to amend, modify or terminate any Employee Plan or other employee benefit plan, program or arrangement in accordance with its terms or to terminate the employment of any Continuing Employee for any reason.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.01.                          Conditions to Obligations of the Parties.  The obligations of each of the Parties to consummate the Closing and the Merger are subject to the satisfaction or waiver of the following conditions as of the Closing:

(a)                        The Stockholders’ Approval shall have been obtained.

(b)                        Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(c)                         No judgment, ruling, injunction, order or decree shall have been issued by a court of competent jurisdiction that has the effect of prohibiting or making unlawful the consummation of the Merger.  No Applicable Law shall be enacted, promulgated or enforced by any Governmental Authority which would have the effect of prohibiting or making unlawful the consummation of the Merger.

(d)                        (i) Each of the approvals, consents or other actions of Governmental Authorities described on Section 8.01(d)(i) of the Company Disclosure Schedule shall have been obtained and not withdrawn, (ii) all notices described on Section 8.01(d)(ii) of the Company Disclosure Schedule shall have been delivered to the applicable Governmental Authorities, and (iii) all notices described on Section 8.01(d)(iii) of the Company Disclosure Schedule shall have been delivered to the applicable Governmental Authorities and (A) such Governmental Authorities shall not have requested that the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture, as applicable, provide any further information or take any other action prior to the Closing, or (B)(x) if any of such Governmental Authorities requests that the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture, as applicable, provide any further information prior to the Closing, all of such information requests shall have been satisfied in all material respects, and (y) if any of such Governmental Authorities indicates to the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture, as applicable, that an approval or consent of such Governmental Authority is required prior to the Closing or that the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture, as applicable, must take any other action prior to the Closing, such approval or consent shall have been obtained and not withdrawn or such other action shall have been taken; provided that this clause (B) shall be deemed satisfied with respect to a particular request for further information or approval, consent or other action, if the applicable Facility or Facilities may remain in operation if such further information is provided, or such approval or consent is obtained, or such other action is taken, as applicable, following the Closing; and provided, further, that if Buyer elects to waive the condition set forth in this Section 8.01(d), and the Company has declined to waive such condition, Buyer may also require the Company to waive such condition, in which case the provisions of Section 9.04(d) shall apply.

Section 8.02.                          Conditions to Obligations of Buyer and Merger Sub.  The obligations of Buyer and Merger Sub to consummate the Closing and the Merger are subject to the satisfaction or waiver of the following further conditions as of the Closing Date:

(a)                        (i) Each Fundamental Representation (in all cases, disregarding all materiality and Material Adverse Effect or similar qualifications contained therein) shall be true and correct in all respects at and as of the Effective Time, as if made at and as of such time (except for any such representations and warranties that are made as of a specific date or time, which representations and warranties shall be true and correct in all respects at and as of such specific date or time), with, in the case of this clause (i), only de minimis exceptions, and (ii) each of the other representations and warranties of the Company (excluding the Fundamental Representations) contained in this Agreement (disregarding all materiality and Material Adverse Effect or similar qualifications contained therein) shall be true and correct at and as of the Effective Time, as if made at and as of such time (except for any such representations and warranties that are made as of a specific date or time, which representations and warranties shall be true and correct in all respects at and as of such specific date or time), with, in the case of this clause (ii) only, such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)                        Each of the Company and the Stockholders’ Representative shall have performed and complied with in all material respects all of their respective covenants and agreements hereunder required to be performed or complied with by them at or prior to the Effective Time.

(c)                         No event, occurrence, development or state of circumstances shall have occurred since the date of the Agreement, which either individually or in the aggregate with other events, occurrences, developments and states of circumstances, has had, or would reasonably be expected to have, a Material Adverse Effect.

(d)                        Buyer shall have received a certificate signed by an officer of the Company that the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been fulfilled.

(e)                         The Company and the Stockholders’ Representative shall have delivered all agreements and documents that are required to be delivered by them pursuant to Section 2.15(a).

(f)                          Neither the Company nor any of the Company Subsidiaries shall have amended, waived or terminated any of the Letters of Transmittal signed on or prior to the date hereof, the Termination Agreement, the Executive Separation Agreements, the Noncompetition Agreements or the Employment Agreements (other than (i) the termination of an Employment Agreement as a result of a termination of employment of the applicable employee for cause or due to death or disability or (ii) for the avoidance of doubt, as a result of a waiver by an employee of payments or benefits payable to such employee under his or her Employment Agreement, Executive Separation Agreements or Noncompetition Agreement solely in connection with the Excess Parachute Waiver described in Section 5.08 hereof), in each case without the prior written consent of Buyer, in its sole discretion.

(g)                         The condition set forth on Section 8.02(g) of the Company Disclosure Schedule shall be satisfied.

(h)                        The condition set forth on Section 8.02(h) of the Company Disclosure Schedule shall be satisfied.

Section 8.03.                          Conditions to Obligation of the Company.  The obligation of the Company to consummate the Closing and the Merger is subject to the satisfaction or waiver of the following further conditions as of the Closing:

(a)                        (i) Each of the representations and warranties of Buyer and Merger Sub set forth in Section 4.01 (Existence and Power) and Section 4.02 (Authorization) (disregarding all materiality and Material Adverse Effect or similar qualifications contained therein) shall be true and correct in all respects at and as of the Effective Time (except for any such representations and warranties that are made as of a specific date or time, which representations and warranties shall be true and correct in all respects at and as of such specific date or time), with, in the case of this clause (i), only de minimis exceptions, and (ii) each of the other representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct in all respects at and as of the Effective Time, as if made at and as of such time (except for any such representations and warranties that are made as of a specific date or time, which representations and warranties shall be true and correct in all respects at and as of such specific date or time) with, in the case of this clause (ii) only, such exceptions as would not, individually or in the aggregate, prevent Buyer’s or Merger Sub’s consummation of the transactions contemplated by the Transaction Documents.

(b)                        Buyer and Merger Sub shall have performed and complied with in all material respects all of their respective covenants and agreements hereunder required to be performed or complied with by them at or prior to the Effective Time.

(c)                         The Company shall have received a certificate signed by an officer of Buyer to the effect that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been fulfilled.

(d)                        Buyer and Merger Sub shall have delivered all agreements and documents that are required to be delivered by them pursuant to Section 2.15(b).

ARTICLE 9

SURVIVAL; INDEMNIFICATION

Section 9.01.                          Survival.  The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the Escrow Release Date. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for such shorter period as expressly specified therein.  Notwithstanding the preceding sentences, (a) the Fundamental Representations shall survive the Closing until, and any claim for breach thereof may be made at any time prior to, the expiration of the applicable statute of limitations related thereto and (b) any claim for fraud may be made at any time without limitation.  Any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given in accordance with Section 9.05 or Section 9.06 as applicable to the party against whom such indemnity may be sought prior to such time, in which case it will survive until resolution of the claim.  Any claim for indemnification by any Buyer Indemnified Person will be sufficiently delivered if it is delivered to the Stockholders’ Representative and not to all the Holders.

Section 9.02.                          Indemnification by the Holders.  (a) Subject to the limitations set forth in this Article 9, from and after the Effective Time, the Holders, severally but not jointly, in accordance with each Holder’s Pro Rata Share, hereby agree by delivery of a duly executed Letter of Transmittal to indemnify Buyer, the Surviving Corporation and their respective Affiliates, directors, officers, managers, employees, partners, agents, successors and assigns (collectively, the “Buyer Indemnified Persons”) against, and to hold each of them harmless from any and all damages, losses, costs and expenses ((x) including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any Claim and lost profits, solely if and to the extent such lost profits are the reasonably foreseeable consequence of the relevant misrepresentation or breach, and are proximately caused by such misrepresentation or breach, and in any event measured relative to the businesses of the Company, the Company Subsidiaries and the Unconsolidated Joint Ventures as they exist as of the Closing Date, but (y) excluding any other special, consequential, punitive, incidental, indirect and speculative damages, such as diminution of value or damages based on a multiple of earnings, book value, cash flow or any other metric (other than, in each case, any such damages or losses actually paid to a third party in respect of a Third-Party Claim)) (collectively, “Damages”) to the extent actually suffered or incurred by the Buyer Indemnified Persons and arising out of:

(i)                                     any misrepresentation or breach of a representation or warranty made by the Company in this Agreement;

(ii)                                  any breach of any covenant or agreement made or to be performed by the Company or the Stockholders’ Representative pursuant to this Agreement;

(iii)                               any Pre-Closing Taxes, to the extent not included in the calculation of the Final Aggregate Purchase Price;

(iv)                              any Transaction Bonus Costs, to the extent not included in the calculation of the Final Aggregate Purchase Price;

(v)                                 the employer portion of any payroll, employment or similar Taxes required to be paid by the Company or any Company Subsidiary with respect to amounts payable to the Option Holders pursuant to this Agreement, to the extent not included in the calculation of the Final Aggregate Purchase Price;

(vi)                              subject to Buyer’s compliance with its obligations under Article 7 hereof, 50% of Good Reason Severance Costs with respect to any employee of the Company or any Company Subsidiary, but only to the extent that 50% of Good Reason Severance Costs with respect to such employee were not included in the calculation of the Final Aggregate Purchase Price;

(vii)                           any misrepresentation or breach of a representation or warranty, or breach of a covenant or agreement, in each case made or to be performed by any Holder in or pursuant to such Holder’s Letter of Transmittal (“Letter of Transmittal Breaches”);

(viii)                        the excess, if any, of (A) the aggregate amount of any amounts required to be paid under any guaranties existing as of the Closing Date pursuant to which the Company or any Company Subsidiary has guaranteed any Indebtedness of any other Person, except to the extent that (1) such Indebtedness has been or will be included in the calculation of the Final Aggregate Purchase Price, or (2) the requirement to pay any such amount was caused by any action or intentional failure to take any action by any Buyer Indemnified Person (other than any failure to contribute cash where not expressly required to do so by the terms of such guaranty or other contract), over (B) the aggregate amount of any recoveries by the Company or any such Company Subsidiary from any other Persons alleged to be responsible for such draws, including the guaranteed parties under such guaranties (it being acknowledged and agreed that the Buyer Indemnified Person’s obligations shall have an obligation to use commercially reasonable efforts to recover such amounts from such Persons pursuant to and in accordance with Section 9.08(e)), in each case in this clause (viii), during the period from and after the Closing Date, to and including the Escrow Release Date; provided that a maximum of one and only one payment shall be made to the Buyer Indemnified Persons pursuant to this clause (viii), immediately prior to the release of funds in the Indemnity Escrow Account to the Holders on the Escrow Release Date; and provided, further, that in the case of any guaranty by any Company Subsidiary, the portion of any amount required to be paid thereunder or any recovery from any other Persons alleged to be responsible therefor that is included in the determination of the amount of any indemnification due pursuant to this clause (viii) shall be the Applicable Ownership Percentage associated with such Company Subsidiary immediately prior to the Effective Time;

(ix)                              (A) any Approved Disposition Payment actually made by the Company or any Company Subsidiary or Managed Unconsolidated Joint Venture after the Closing, (B) if the Approved Disposition has not been consummated on or prior to the Closing Date, any operating losses arising from the operation of the Worcester Surgical Center for the Worcester Operation Period and (C) if the

Approved Disposition has not been consummated prior to the end of the Worcester Operation Period, any reasonable costs or expenses arising from the shutdown and closure of the Worcester Surgical Center; or

(x)                                 any amount paid by Buyer or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to any Stockholder in respect of any Appraisal Share in excess of the Per Share Merger Consideration and any reasonable costs or expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) incurred by any Buyer Indemnified Person in connection with any appraisal demand (each, an “Appraisal Payment”).

(b)                        With respect to indemnification by the Holders pursuant to Section 9.02(a)(i), (i) Holders shall not be liable for any individual matter unless the Damages with respect thereto, together with any related matters arising from the same breach or that arise from the same or similar occurrence, event or set of facts, exceed $35,000 (the “De Minimis Amount”) and (ii) the Holders shall not be liable for any Damages in respect of any matter unless and until the aggregate amount of all Damages with respect thereto (disregarding any Damages for which the Holders are not liable pursuant to the foregoing clause (i) exceeds $3,500,000 (the “Deductible”), and then only to the extent of such excess; provided, however, that none of the foregoing limitations shall apply to (A) breaches of the Fundamental Representations or the representation in the last sentence of Section 3.17, or (B) claims based on fraud. For the avoidance of doubt references in this Agreement to the Indemnity Escrow Account shall include amounts deposited in the Indemnity Escrow Account pursuant to Section 2.05(c).

(c)                                  With respect to indemnification by the Holders for all matters pursuant to Section 9.02(a), Buyer hereby agrees that (i) the Holders’ maximum aggregate liability shall be limited to the funds contained in the Indemnity Escrow Account, (ii) the sole and exclusive recourse of the Buyer Indemnified Persons in respect of all such matters shall be the right to seek payment from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement and (iii) the Buyer Indemnified Persons shall have no right to seek payment directly from the Holders in respect of any such matters; provided, however, that the foregoing limitations shall not apply to (A) breaches of the Fundamental Representations, (B) claims in respect of Appraisal Payments, (C) Letter of Transmittal Breaches or (D) claims based on fraud.

(d)                        Notwithstanding anything to the contrary in this Agreement, no Holder shall be liable under Section 9.02(a)(vii) (or otherwise) for any Letter of Transmittal Breach of any other Holder.  In furtherance of the foregoing, the sole and exclusive recourse of the Buyer Indemnified Persons in respect of any Letter of Transmittal Breach of any Holder shall be the right to seek payment (i) directly from such Holder pursuant to Section 9.03, or (ii) from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement; provided that if the Buyer Indemnified Persons seek payment from the Indemnity Escrow Account in respect of any Letter of Transmittal Breach of any Holder, (A) any payment made from the Indemnity Escrow Account in respect of such Letter of Transmittal Breach shall in no event exceed such Holder’s share of the amount remaining in the Indemnity Escrow Account prior to such payment, and (B) such Holder’s share of the amount remaining in the Indemnity Escrow Account after such payment shall be reduced accordingly so that, upon release of any funds from the Indemnity Escrow Account, no other Holder bears liability for any Letter of Transmittal Breach of such Holder.

Section 9.03.                          Indemnification by the Stockholders.  Subject to the limitations set forth in this Article 9, from and after the Effective Time, (a) the Stockholder Participants, severally but not jointly, in accordance with each Stockholder Participant’s Indemnification Share as of the time indemnification is sought, agree by delivery of a duly executed Letter of Transmittal to indemnify the Buyer Indemnified Persons against, and to hold each of them harmless from any and all Damages to the extent actually suffered or incurred by the Buyer Indemnified Persons and arising out of (i) any breach of the Fundamental Representations or (ii) any Appraisal Payment, and (b) each Stockholder Participant, individually, with respect to the representations, warranties, covenants and agreements in or pursuant to his, her or its own Letter of Transmittal only, agrees to indemnify the Buyer Indemnified Persons against, and to hold each of them harmless from any and all Damages to the extent actually suffered or incurred by the Buyer Indemnified Persons and arising out of any of such Stockholder Participant’s own Letter of Transmittal Breaches; provided that in no event shall (A) any Stockholder Participant be required to make any payment pursuant to this Section 9.03 in respect of any breach of the Fundamental Representations unless all of the funds in the Indemnity Escrow Account have been released (it being understood and agreed that the Buyer Indemnified Persons shall have the option, in their discretion, to seek payment pursuant to this Section 9.03 in respect of Appraisal Payments or Letter of Transmittal Breaches directly from the Holders or from the Indemnity Escrow Account, without regard to whether all of the funds in the Indemnity Escrow Account have been released) or (B) any Stockholder Participant be directly liable for Damages pursuant to this Section 9.03 in excess of such Stockholder Participant’s Indemnification Share or the aggregate amount of Per Share Merger Consideration actually received by such Stockholder Participant to date.

Section 9.04.                          Indemnification by Buyer.  Subject to the limitations set forth in this Article 9, from and after the Effective Time, Buyer hereby agrees to indemnify each Holder and its Affiliates, directors, officers, managers, employees, partners, agents, successors and assigns (collectively, the “Holder Indemnified Persons”) against, and to hold each of them harmless from, any and all Damages to the extent actually suffered by the Holder Indemnified Persons and arising out of:

(a)                        any misrepresentation or breach of a representation or warranty made by Buyer or Merger Sub in this Agreement;

(b)                        any breach of any covenant or agreement made or to be performed by Buyer or Merger Sub pursuant to this Agreement;

(c)                         any Approved Disposition Receipt (it being acknowledged and agreed that the full amount of any Approved Disposition Receipt shall be paid over to the Stockholders’ Representative for further distribution to the Holders, notwithstanding the fact that such amount does not constitute Damages to the Holder Indemnified Persons); or

(d)                        the consummation of the Closing and the Merger notwithstanding the failure to make or obtain any notice, approval, consent or other action by or in respect of any Governmental Authority set forth on Section 8.01(d) of the Company Disclosure Schedule, if and to the extent that Buyer has exercised its right to require the Company to waive the condition set forth in Section 8.01(d) (it being acknowledged and agreed that, notwithstanding anything to the contrary contained herein, if and to the extent that Buyer has exercised its right to require the Company to waive such condition, then neither the Holders nor the Stockholder Participants shall have any obligation to indemnify or other liability hereunder to the Buyer Indemnified Persons for any Damages arising as a result of or in connection with the consummation of the Closing and the Merger without such notice, approval, consent or other action of by or in respect of such Governmental Authority having been made or obtained).

Section 9.05.                          Third-Party Claim Procedures.  (a) The party seeking indemnification under Section 9.02(a), Section 9.03 or Section 9.04 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (a “Third-Party Claim”) in respect of which indemnity may be sought under such Section.  Such notice shall set forth in reasonable detail, to the extent then known, the facts and circumstances of such Third-Party Claim and the basis for indemnification in respect thereof (taking into account the information then available to the Indemnified Party).  The Indemnified Party shall also provide the Indemnifying Party with such additional information with respect to such Third-Party Claim as the Indemnifying Party may reasonably request.  The failure of the Indemnified Party to so notify the Indemnifying Party or provide such additional information shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party.

(b)                        The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, subject to the limitations set forth in this Section 9.05, shall be entitled to control and appoint lead counsel of its choice for such defense, in each case at its own expense.

(c)                         In connection with any Third-Party Claim, the Indemnifying Party may assume the control of the defense of any Third-Party Claim by appointing a reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense within 30 days of its receipt of notice of the Third-Party Claim; provided that prior to the Indemnifying Party assuming control of such defense, it shall (x) demonstrate to the Indemnified Party in writing such Indemnifying Party’s financial ability to provide full indemnification to the Indemnified Party with respect to such Third-Party Claim (including the ability to post any bond required by the court or adjudicative body before which such Third-Party Claim is taking place), and (y) agree in writing to be fully responsible for all of the Indemnified Party’s Damages relating to such Third-Party Claim; provided, further, that the Indemnifying Party shall not be entitled to assume the control of such defense if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Indemnified Party reasonably believes an adverse determination with respect to the Third-Party Claim giving rise to such claim for indemnification would be materially detrimental to or materially injure the Indemnified Party’s business or would be likely to establish a precedential practice or custom materially adverse to the continuing business interests of the Indemnified Party, (iii) such claim seeks an injunction or other equitable relief against the Indemnified Party, there is a reasonable possibility that such remedy will be granted and, if granted, would reasonably be expected to have a material and adverse effect on the Indemnified Party, (iv) a conflict of interest exists between the Indemnifying Party and the Indemnified Party, or (v) the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim.  If the Indemnifying Party shall have assumed control of the defense in accordance with this Section 9.05, it shall keep the Indemnified Party apprised of all material developments, including settlement offers, with respect to the Third-Party Claim and the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned) before entering into any settlement of such Third-Party Claim, if the settlement does not release the Indemnified Party and its Affiliates or representatives from all liabilities and obligations with respect to such Third-Party Claim or imposes injunctive or other equitable relief on the Indemnified Party or any of its Affiliates or representatives.  The Indemnified Party shall be entitled to participate in the defense of any Third-Party Claim and to employ separate counsel of its choice and at its own expense for such purpose.  Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, or offer to settle, compromise or discharge, such Third-Party Claim without first consulting with the Indemnifying Party.

(d)                        Each party shall cooperate, and cause its Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim, and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 9.06.                          Direct Claim Procedures.  In the event an Indemnified Party has a claim for indemnity under Section 9.02(a), Section 9.03 or Section 9.04 against the Indemnifying Party that does not involve a Third-Party Claim (a “Direct Claim”), the Indemnified Party agrees to give prompt notice thereof in writing to the Indemnifying Party.  Such notice shall set forth in reasonable detail to the extent then known the facts and circumstances of such Direct Claim and the basis for indemnification in respect thereof (taking into account the information then available to the Indemnified Party).  The Indemnified Party shall also provide the Indemnifying Party with such additional information with respect to such Direct Claim as the Indemnifying Party may reasonably request.  The failure of the Indemnified Party to so notify the Indemnifying Party or provide such additional information shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party.

Section 9.07.         Escrow Procedures.  The parties hereto agree that (a) their respective rights and obligations with respect to the Indemnity Escrow Account, including the funding of the requisite amounts into the Indemnity Escrow Account, the procedure for the making of claims against the amounts in the Indemnity Escrow Account and the release of such amounts from the Indemnity Escrow Account, shall be governed by, and subject to the terms and provisions of, this Agreement and the Escrow Agreement and (b) promptly after the determination hereunder of any amounts due from or with respect to the Indemnity Escrow Account, they shall deliver to the Escrow Agent irrevocable instructions giving effect to the release of such amounts in accordance with the terms and provisions of this Agreement and the Escrow Agreement.

Section 9.08.         Calculation of Damages.  (a) The amount of any Damages payable under Section 9.02(a), Section 9.03 or Section 9.04, as applicable, by the Indemnifying Party shall be net of any (i) amounts recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor (in each case net of any costs of collection) and (ii) Tax benefit actually realized by the Indemnified Party (in cash or as a reduction in Tax otherwise due) in the taxable year in which such Damages occur arising from the incurrence or payment of such Damages. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, after the Indemnifying Party makes an indemnification payment in respect of such Damages, and which amounts were not previously deducted from the Damages payable by the Indemnifying Party, then the Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b)        For purposes of determining whether there has been any misrepresentation or breach of a representation or warranty contained herein, and for purposes of determining the amount of Damages resulting therefrom, all qualifications or exceptions in any representation or warranty using the terms “material,” “materiality,” “in all material respects,” “Material Adverse Effect” or any similar term or phrase shall be disregarded (except for the use of such terms or phrases in Section 3.11(a) or Section 3.12 or to the extent such terms or phrases are used to qualify an affirmative requirement to list specified items on the Company Disclosure Schedule).  The right to indemnification, payment of any Damages or other remedy based on the representations, warranties, covenants and obligations contained herein or breach thereof will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired), at any time on or prior to the date hereof or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.  The Holders hereby acknowledge that, regardless of any investigation made (or not made) by or on behalf of Buyer, and regardless of the results of any such investigation, Buyer has entered into this transaction in express reliance upon such representations, warranties, covenants and obligations.

(c)        The Indemnifying Party shall not be liable under Section 9.02, Section 9.03 or Section 9.04, as applicable, for any Damages relating to any matter to the extent that the Indemnified Party has otherwise been compensated for such Damages pursuant to the Aggregate Purchase Price adjustment under Section 2.13.

(d)        Upon becoming aware that it has a claim for indemnification pursuant to this Agreement, each Indemnified Party shall use commercially reasonable efforts in the Ordinary Course of Business or as otherwise required by Applicable Law to mitigate any Damages for which such Indemnified Party may seek indemnification under this Agreement, and no Indemnifying Party shall be liable to any Indemnified Party for any Damages to the extent arising from such Indemnified Party’s failure to mitigate such Damages in accordance with the foregoing.  If such Indemnified Party mitigates its Damages after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of such Damages, and such mitigation was not previously taken into account when calculating the Damages payable by the Indemnifying Party, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) promptly after the benefit is received.

(e)        Each Indemnified Party shall use commercially reasonable efforts, consistent with the Company’s practices prior to the date hereof to collect any amounts available under applicable insurance policies, and, in the case of Section 9.02(a)(viii), from any other Persons alleged to be responsible, for any Damages payable under Section 9.02 or Section 9.03, as applicable.

(f)         For the avoidance of doubt, if the Holders or the Stockholder Participants become liable to any Consolidated Joint Venture as a Buyer Indemnified Person hereunder, the Holders or the Stockholder Participants, as the case may be, shall only be required to indemnify such Consolidated Joint Venture for a portion of the Damages suffered by such Consolidated Joint Venture that is proportionate to the lesser of (i) Buyer’s percentage equity interest in such Consolidated Joint Venture at the time at which the Damages are incurred and (ii) the Applicable Ownership Percentage associated with such Consolidated Joint Venture immediately prior to the Effective Time.  The foregoing shall not limit the Holders’ or the Stockholder Participants’ obligation to indemnify any other Buyer Indemnified Person for Damages, if any, suffered by such Person (as distinct from the Damages suffered by the Consolidated Joint Venture) arising from the same facts and circumstances.

Section 9.09.         Exclusive Remedy.  From and after the Effective Time, except with respect to claims for fraud, the Parties acknowledge and agree that the sole and exclusive remedy of Buyer Indemnified Persons and the Holder Indemnified Persons for any matter or claim arising out of this Agreement, the subject matter hereof or the transactions contemplated hereby (including any claim for breach of contract, misrepresentation or breach of warranty and breach of covenant or other agreement) shall be as provided by this Article 9 or the Letters of Transmittal.

Section 9.10.         Purchase Price Adjustment.  To the extent permitted by Applicable Law, any amount paid under this Article 9 shall be treated as an adjustment to the consideration paid hereunder. Any amount payable by Buyer to the Holders under this Article 9 shall be paid to the Stockholders’ Representative.

Section 9.11.         Stockholders’ Representative.  (a) Effective upon and by virtue of the vote of the Stockholders approving and adopting this Agreement and the Merger pursuant to the Written Consent, and without any further act of any of the Stockholders, the Stockholders’ Representative shall be hereby appointed as the representative of the Holders and as the attorney-in-fact and agent for and on behalf of each such Holder for purposes of this Agreement and the Escrow Agreement and will take such actions to be taken by the Stockholders’ Representative under this Agreement and the Escrow Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby or thereby, including (i) taking all actions and making all filings on behalf of such Holders with any Governmental Authority or other Person necessary to effect the consummation of the transactions contemplated by this Agreement or the Escrow Agreement, (ii) agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to, and otherwise administering and handling any claims under this Agreement or the Escrow Agreement on behalf of such Holders, including indemnifications claims, (iii) negotiating and executing any waivers or amendments of this Agreement or the Escrow Agreement (provided that any amendment that shall adversely and disproportionately affect the rights or obligations of any Holder shall require the prior written consent of such Holder) and (iv) taking all other actions that are either necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement or the Escrow Agreement.  The Stockholders’ Representative hereby accepts such appointment.  The Stockholders’ Representative shall use commercially reasonable efforts based on contact information available to the Stockholders’ Representative to keep the Holders reasonably informed with respect to actions of the Stockholders’ Representative pursuant to the authority granted the Stockholders’ Representative under this Agreement which actions have a material impact on the amounts payable to the Holders.  Each Holder shall promptly provide written notice to the Stockholders’ Representative of any change of address of such Holder.

(b)        The Stockholders’ Representative shall be the only party entitled to assert the rights of the Holders with respect to any matter contemplated by this Agreement or the Escrow Agreement.  A decision, act, consent or instruction of the Stockholders’ Representative hereunder shall constitute a decision, act, consent or instruction of all Holders and shall be final, binding and conclusive upon each of such Holders, and the Escrow Agent and Buyer may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of each and every such Holder.  The Escrow Agent and Buyer shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

(c)        The Stockholders’ Representative shall have the right to recover from, at its sole discretion, the funds in the Indemnity Escrow Account (but only after and out of any disbursement from the funds in the Indemnity Escrow Account to Holders after the

Escrow Release Date, and only to the extent the funds in the Stockholders’ Representative Fund Account have been exhausted as of the Escrow Release Date), the Stockholders’ Representative Expense Fund Account or the Stockholders’ Representative Expense Fund Property, prior to any distribution to the Holders, (i) the Stockholders’ Representative’s reasonable out-of-pocket expenses incurred in serving in that capacity and (ii) any amounts to which it is entitled pursuant to the indemnification provision in Section 9.11(e) (each item in clauses (i) and (ii) of this Section 9.11(c) referred to as a “Charge,” and collectively the “Charges”).  In the event the Indemnity Escrow Account funds so distributed, the Stockholders’ Representative Expense Fund Account and the Stockholders’ Representative Expense Fund Property (collectively, the “Escrow Property”) is insufficient to satisfy the Charges, then each Holder will be obligated to pay its Pro Rata Share of the Charges in excess of the Escrow Property.

(d)        The Stockholders’ Representative will incur no liability with respect to any action taken or suffered by any party in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Stockholders’ Representative to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the gross negligence or willful misconduct of the Stockholders’ Representative.  In all questions arising under this Agreement or the Escrow Agreement, the Stockholders’ Representative may rely on the advice of outside counsel, and the Stockholders’ Representative will not be liable to any Holder for anything done, omitted or suffered in good faith by the Stockholders’ Representative based on such advice.

(e)        The Holders shall severally (each based on its Pro Rata Share) but not jointly indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless against any loss, liability or expense incurred without gross negligence or willful misconduct, on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representative.

(f)         At any time during the term of the Escrow Agreement, a majority-in-interest of Holders may, by written consent, appoint a new representative as the Stockholders’ Representative.  Notice together with a copy of the written consent appointing such new representative and bearing the signatures of Holders of a majority-in-interest of those Holders must be delivered to Buyer and, if applicable, the Escrow Agent not less than ten days prior to such appointment.  Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Buyer and, if applicable, the Escrow Agent.  For the purposes of this Section 9.11, a “majority-in-interest of the Holders” shall mean Holders representing in the aggregate over 50% of the percentage interests in the Escrow Property.

(g)        In the event that the Stockholders’ Representative becomes unable or unwilling to continue in his or its capacity as Stockholders’ Representative, or if the Stockholders’ Representative resigns as a Stockholders’ Representative, a majority-in-interest of the Holders may, by written consent, appoint a new representative as the

Stockholders’ Representative.  Notice and a copy of the written consent appointing such new representative and bearing the signatures of the Holders of a majority-in-interest of the Holders must be delivered to Buyer and, if applicable, the Escrow Agent.  Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Buyer and, if applicable, the Escrow Agent.

ARTICLE 10
TERMINATION

Section 10.01.      Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)        by mutual written agreement of the Company and Buyer;

(b)        by either the Company or Buyer if the Merger shall not have been consummated on or before November 10, 2014 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any party whose breach of any provision of this Agreement results or resulted in the failure of the Merger to be consummated by such time;

(c)        by either the Company or Buyer if consummation of the Merger would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

(d)        by Buyer, if the Company fails to deliver to Buyer, within 24 hours following the execution and delivery of this Agreement by all of the parties hereto, a copy of the Written Consent and Letters of Transmittal, in each case, validly executed by Richard Francis, Clifford Adlerz and other Stockholders that own at least 90% of the Shares outstanding on the date hereof, evidencing, in the case of the Written Consent, receipt of the Stockholders’ Approval (it being acknowledged and agreed that the Common Stock Certificates to which such Letters of Transmittal relate shall not be delivered to Buyer within such 24-hour period, but shall instead be delivered as and when otherwise contemplated by this Agreement, and Buyer shall have no right to terminate this Agreement pursuant to this Section 10.01(d) as a result of such Common Stock Certificates not being delivered within such 24-hour period);

(e)        by Buyer, if there has been any violation or breach by the Company or the Stockholders’ Representative of any covenant, representation or warranty contained in this Agreement, which has prevented or would prevent the satisfaction of any condition to the obligations of Buyer to complete the Closing set forth in Section 8.01 or Section 8.02 and (i) such violation or breach has not been waived by Buyer; (ii) Buyer has provided written notice to the Company of such violation or breach and its intent to terminate this Agreement pursuant to this Section 10.01(e); and (iii) such violation or breach has not been cured by the Company within 20 Business Days after receiving such written notice thereof from Buyer (or by the Outside Date, if sooner); provided, however, Buyer shall not be entitled to terminate this Agreement pursuant to this Section 10.01(e) if there has been a violation or breach by Buyer which has prevented or would prevent satisfaction of any condition to the obligations of the Company to complete the Closing, set forth in Section 8.01 or Section 8.03;

(f)         by the Company, if there has been a violation or breach by Buyer or Merger Sub of any covenant, representation or warranty contained in this Agreement which has prevented or would prevent the satisfaction of any condition to the obligations of the Company to complete the Closing set forth in Section 8.01 or Section 8.03 and (i) such violation or breach has not been waived by the Company; (ii) the Company has provided written notice to Buyer of such violation or breach and its intent to terminate this Agreement pursuant to this Section 10.01(f); and (iii) such violation or breach has not been cured by Buyer or Merger Sub within 20 Business Days after receiving such written notice thereof from the Company (or by the Outside Date, if sooner); provided, however, the Company shall not be entitled to terminate this Agreement pursuant to this Section 10.01(f) if there has been a violation or breach by the Company or the Stockholders’ Representative which has prevented or would prevent satisfaction of any condition to the obligations of Buyer to complete the Closing set forth in Section 8.01 or Section 8.02; or

(g)        by the Company if (i) the Marketing Period has ended, (ii) all of the conditions in Section 8.01 and Section 8.02 have been and are satisfied or irrevocably waived in writing by the party entitled to waive such condition (other than those conditions that by their terms are to be satisfied at the Closing, provided that each of which is capable of being satisfied at the Closing), (iii) the Company and the Stockholders’ Representative have notified Buyer in writing that (A) all conditions set forth in Section 8.01 and Section 8.02 have been and are satisfied or waived other than those conditions that by their terms are to be satisfied at Closing and that those conditions are capable of being satisfied at Closing, and (B) they are ready, willing and able to consummate the Closing, (iv) neither the Company nor the Stockholders’ Representative has revoked such notification and (v) Buyer fails to consummate the transactions contemplated by this Agreement within three Business Days after receiving such written notification.

The party desiring to terminate this Agreement pursuant to this Section 10.01 shall give notice of such termination to the other party.

Section 10.02.      Effect of Termination.  If this Agreement is terminated as permitted by Section 10.01, subject to the provisions of Section 10.03, such termination shall be effective as against all the parties hereto and shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement; provided that the termination of this Agreement shall not relieve any party hereto from any liability for (i) fraud and (ii) subject to Section 10.03(b), any willful and material breach of this Agreement. The provisions of this Section 10.02 and Section 10.03, the expense and cost reimbursement and indemnification provisions of Section 5.06(d) and the provisions of Section 11.03, Section 11.05, Section 11.06 and Section 11.07 shall survive any termination hereof pursuant to Section 10.01.

Section 10.03.      Termination Fee and Related Matters.  (a) If this Agreement is validly terminated by the Company pursuant to either (i) Section 10.01(b) and the conditions set forth in Section 10.03(c) are satisfied, (ii) Section 10.01(f) or (iii) Section 10.01(g), then Buyer shall pay or cause to be paid to the Company $39,500,000 (the “Buyer Termination Fee”) within two Business Days after such termination by wire transfer of immediately available funds to one or more bank accounts designated by the Company, it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion.  The Company shall provide prompt written notice of any such breach of this Agreement by Buyer, to the extent within the Company’s knowledge, and of its intent to terminate the Agreement pursuant to Section 10.01(f); provided that failure to give prompt notice shall not affect the Company’s right to receive the Buyer Termination Fee except to the extent that Buyer is materially prejudiced by such failure.  No Buyer Termination Fee shall be payable if such written notice is delivered by the Company less than five Business Days prior to the Outside Date.

(b)        If paid, the Buyer Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, the Holders, the Stockholders’ Representative and each of their Affiliates and each of their respective former, current and future representatives, stockholders, Affiliates and assignees and each former, current or future representative, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Seller Related Parties”) in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter related thereto.  The Company’s right to receive the Buyer Termination Fee in the circumstances described in Section 10.03(a) shall be the sole and exclusive remedy of the Company and the other Seller Related Parties against Buyer, Merger Sub, the Debt Financing Sources and their respective former, current and future Affiliates, officers, directors, managers, employees, equityholders, managers, members, partners, agents, representatives or assigns (collectively, but excluding Buyer, the “Buyer Related Parties”) for any loss or Damage suffered as a result of the failure of the Closing to be consummated or for any breach or failure to perform hereunder, and neither Buyer nor any Buyer Related Party shall have any further or other liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Buyer against any other Buyer Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Applicable Law, or otherwise).  Notwithstanding the foregoing, in the event that this Agreement is terminated and the Buyer Termination Fee is payable under Section 10.03(a), this Section 10.03(b) shall not limit the ability of the Company to recover reimbursement for costs and expenses and indemnification under Section 5.06(d).  For the avoidance of doubt, the amount of the Buyer Termination Fee, if paid in accordance with Section 10.03(a), is intended to serve as a cap on the maximum aggregate liability of Buyer and the Buyer Related Parties under this Agreement, including in the event Buyer fails to effect the Closing in accordance with Section 2.02 of this Agreement or otherwise breaches this Agreement or fails to perform hereunder; provided, further, that the Buyer

Termination Fee shall not serve as a cap on any costs and expenses and indemnification owed under Section 5.06(d), nor shall any such reimbursement or indemnification amounts reduce the amount of the Buyer Termination Fee.  Nothing in this Section 10.03(b) shall restrict (x) the availability to the Company of any remedies in connection with fraud, for which all applicable legal and equitable remedies shall be available to the Company, (y) the Company’s right to indemnification in accordance with Section 9.04 or (z) the Company’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 11.14.  Subject to the immediately preceding sentence, in no event shall the Company or any Seller Related Party seek or permit to be sought on its behalf any Damages or any other recovery or judgment of any kind, including consequential, indirect, or punitive damages, from Buyer, or any Buyer Related Party other than seeking the Buyer Termination Fee from Buyer pursuant to Section 10.03(a), and Buyer shall not be liable to the Company or any Seller Related Party for Damages in excess of the Buyer Termination Fee.  The terms of this Section 10.03(b) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement.

(c)        If (i) the Marketing Period has ended, (ii) this Agreement is terminated by the Company pursuant to Section 10.01(b), (iii) all of the conditions in Section 8.01 and Section 8.02 were satisfied as of the Outside Date or irrevocably waived as of the Outside Date in writing by the party entitled to waive such condition (other than the condition described in Section 8.01(b) and other than those conditions that by their terms are to be satisfied at the Closing, provided that each of which (other than the condition described in Section 8.01(b)) was capable of being satisfied at the Outside Date), (iv) within the two Business Days prior to the Outside Date the Company and the Stockholders’ Representative notified Buyer in writing that (A) all conditions set forth in Section 8.01 and Section 8.02 are satisfied or waived, other than the condition described in Section 8.01(b) and other than those conditions that by their terms are to be satisfied at Closing and that those conditions (other than the condition described in Section 8.01(b)) are capable of being satisfied at Closing, and (B) subject to satisfaction of the condition described in Section 8.01(b), they are ready, willing and able to consummate the Closing, (v) neither the Company nor the Stockholders’ Representative revokes such notification, (vi) after the date hereof an Associate (as defined by 10 C.F.R. 801.1(d)(2)) of Buyer acquires a majority equity interest in a Person that owns, directly or indirectly, (A) any establishment with physicians and other medical staff primarily engaged in providing surgical services on an outpatient basis in the United States, (B) any establishment known and licensed as a surgical hospital primarily engaged in providing surgical procedures on an outpatient or short-term inpatient basis (i.e. not operating as a general acute care hospital) in the United States or (C) any general acute care hospital located in Idaho Falls, Idaho; Great Falls, Montana; Durango, Colorado; Lubbock, Texas; Austin, Texas; or Houma, Louisiana, and (vii) the condition to closing set forth in Section 8.01(b) was not satisfied as a result of an acquisition described in clause (vi), then the Buyer shall pay or cause to be paid to the Company the Buyer Termination Fee pursuant to Section 10.03(a).

ARTICLE 11
MISCELLANEOUS

Section 11.01.      Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“email”) transmission, so long as a receipt of such email is requested and received) and shall be given, if to Buyer, Merger Sub or, after the Effective Time, the Surviving Corporation, to:

Surgery Center Holdings, Inc.
c/o H.I.G. Middle Market
600 Fifth Avenue
New York, NY 10020
Attention: Chris Laitala
Fax: (212) 506-0559
Email: claitala@higcapital.com

with a copy to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606-5096
Attention:  Brooks Gruemmer
Fax: (312) 984-7700
Email: bgruemmer@mwe.com

if, prior to the Effective Time, to the Company:

Symbion Holdings Corporation
c/o Symbion, Inc.
40 Burton Hills Boulevard
Suite 500
Nashville, Tennessee 37215
Attention: Richard E. Francis
Fax: (615) 234-5999
Email: rfrancis@symbion.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Paul R. Kingsley
Fax: (212) 701-5277
Email: paul.kingsley@davispolk.com

and

Waller Lansden Dortch & Davis, LLP
511 Union Street
Suite 2700
Nashville, Tennessee 37219
Attention: Donald R. Moody, Esq.
Fax: (615) 244-6804
Email: don.moody@wallerlaw.com

if to the Stockholders’ Representative:

Crestview Symbion Holdings, L.L.C.
c/o Crestview Partners, L.P.
667 Madison Avenue, 10th Floor
New York, NY 10065
Attention: Robert Delaney

Quentin Chu

Fax: (212) 906-0794

Email: rdelaney@crestview.com

qchu@crestview.com

and:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Paul R. Kingsley
Fax: (212) 701-5277
Email: paul.kingsley@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02.      Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver by the Party against whom the waiver is to be effective (with the Stockholders’ Representative being authorized to act on behalf of the Holders); provided that any amendment, supplement, waiver or other modification of this proviso or Sections 2.05(d), 10.03(b), 11.06(b), 11.07, 11.08 or 11.09 shall not adversely affect the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

(b)        No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.03.      Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.04.      Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, and any purported assignment, delegation or transfer of rights or obligations under this Agreement in violation of this provision shall be null and void ab initio; provided, however, that Buyer may, without the consent of the other Parties hereto, assign its rights under this Agreement to an Affiliate or, for collateral security purposes, to Persons providing financing to Buyer or its Affiliates, but such assignment shall not release the assigning party from its obligations hereunder.

Section 11.05.      Governing Law.  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by and construed in accordance with the internal laws of the State of New York; provided that the terms of the Merger shall be governed and construed in accordance with the applicable provisions of the DGCL.

Section 11.06.      Jurisdiction.  (a) Any action, suit or proceeding seeking to enforce any provision of, or in respect of any claim or cause of action referred to in Section 11.05, shall be brought in any federal or state court of competent jurisdiction located within the County of New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any such federal or state court over any such action, suit or proceeding.  The parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action, suit or proceeding brought in such court or any defense of inconvenient forum for the maintenance of such action, suit or proceeding.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b)        Each Seller Related Party and each of the other parties hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within New York County, New York, whether a state or federal court, and that the provisions of Section 11.07 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

Section 11.07.      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING IN ANY LEGAL PROCEEDING AGAINST ANY DEBT FINANCING SOURCE.

Section 11.08.      Counterparts; Effectiveness; Third-Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns except (a) with respect to Article 2, the Holders, (b) with respect to Section 5.10, the Persons subject to indemnification under such Section, (c) with respect to Article 9, the Holders, (d) with respect to Section 11.12, Davis Polk & Wardwell LLP and Waller Lansden Dortch & Davis, LLP, (e) with respect to Sections 2.05(d), 10.03(b), 11.06(b), 11.07, 11.08 and 11.09, the Debt Financing Sources and (f) with respect to Sections 10.03(b), 11.07 and 11.08, the Buyer Related Parties.

Section 11.09.      Non-Recourse.  This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby (for the avoidance of doubt, the Debt Financing Sources shall not be deemed to be parties to this Agreement and this Agreement may not be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement shall not be brought against the Debt Financing Sources); provided that, for clarity, the foregoing shall not limit the Company’s right to seek specific performance against Buyer under Section 11.14(b).

Section 11.10.      Entire Agreement.  This Agreement, the Escrow Agreement, the other Transaction Documents, the Limited Guaranty, the Closing Cash Amount Limited Guaranty, the Debt Commitment Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter of this Agreement.

Section 11.11.      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12.      Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege.  (a) Buyer and Merger Sub hereby waive and agree not to assert, and each agrees to cause the Surviving Corporation and each of its Subsidiaries to waive and to not assert, any conflict of interest arising out of or relating to the representation, after the Effective Time (the “Post-Closing Representation”), of the Stockholders’ Representative, any Holder or any other director, officer or employee of the Surviving Corporation or any Subsidiary of the Surviving Corporation (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby, by Davis Polk & Wardwell LLP and Waller Lansden Dortch & Davis, LLP (the “Current Representation”).

(b)        Buyer and Merger Sub hereby agree to not assert, and each agrees to cause the Surviving Corporation and each of the Surviving Corporation’s Subsidiaries to not assert, any attorney-client privilege with respect to any communication between any legal counsel referenced in Section 11.12(a) and any Designated Person to the extent related to the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer, and after the Effective Time, with the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege to the extent related to the Current Representation shall be retained by such Designated Person; provided that the foregoing acknowledgement of retention shall not extend to any communication not related to this Agreement or any other agreements or transactions contemplated hereby, or to communications with any Person other than the Designated Persons and their advisers.

Section 11.13.      Company Disclosure Schedule.  The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants) would be reasonably apparent on its face to a reasonable person who has read that reference and such representations and warranties (or covenants).  The parties acknowledge and agree that (i) the Company Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by the Company of any matter in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgment by the Company that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 11.14.      Specific Performance.  (a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the terms hereof and that, subject to Section 11.14(b), the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or, in the case of the Company, the Limited Guaranty, or to enforce specifically the performance of the terms and provisions hereof or thereof in any of the courts provided in Section 11.06, in addition to any other remedy to which they are entitled at law or in equity in accordance with the terms hereof (including the limitations set forth in Section 11.14(e)).  The pursuit of specific enforcement by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled (including monetary damages) in accordance with the terms hereof (including the limitations set forth in Section 11.14(e)), and any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, subject to the terms hereof (including the limitations set forth in Section 11.14(e)).

(b)        It is acknowledged and agreed that the Company shall be entitled to specific performance to cause Buyer to effect the Closing in accordance with Section 2.02 hereof if and only if (i) all of the conditions to Closing set forth in Section 8.01 and Section 8.02 have been satisfied or irrevocably waived (other than those conditions that, by their nature, can only be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing), (ii) the Debt Financing (or the Alternative Financing, if Alternative Financing is being used in accordance with Section 5.06) has been funded or will be funded at the Closing, (iii) Buyer fails to complete the Closing by the date the Closing would otherwise be required to have occurred pursuant to Section 2.02 hereof and (iv) the Company and the Stockholders’ Representative have irrevocably confirmed in writing that if such specific performance is granted and the Debt Financing is funded, then the Closing will occur.

(c)        Each party further agrees that, subject to Section 11.14(b) and Section 11.14(e), it will not oppose the granting of an injunction, specific performance or other equitable relief as provided herein on the basis that any other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  No party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall be required to provide any bond or other security in connection with any such order or injunction.

(d)        It is acknowledged and agreed that the Company may pursue both a grant of specific performance under this Section 11.14 and the payment of the Buyer Termination Fee and other amounts payable pursuant to Section 10.03, provided that in no event shall the Company be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and (ii) the Buyer Termination Fee and any other amounts payable pursuant to Section 10.03.

(e)        Notwithstanding anything to the contrary in this Agreement, in no event shall the Company, the Stockholders’ Representative or any Seller Related Party have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from any Buyer Related Party, other than (i) the Company’s right to receive the Buyer Termination Fee in the circumstances described in Section 10.03(a), (ii) in the case of fraud or (iii) the Company’s right to indemnification in accordance with Section 5.06(d) and Section 9.04.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SYMBION HOLDINGS CORPORATION

By:	/s/ Richard E. Francis, Jr.
Name: Richard E. Francis, Jr.
Title: CEO

SURGERY CENTER HOLDINGS, INC.

By:	/s/ Chris Laitala
Name: Chris Laitala
Title: President

SCH ACQUISITION CORP.

By:	/s/ Chris Laitala
Name: Chris Laitala
Title: President

CRESTVIEW SYMBION HOLDINGS, L.L.C., solely in its capacity as the Stockholders’ Representative

By:	/s/ Barry S. Volpert
Name: Barry S. Volpert
Title: President

[Signature Page to Agreement and Plan of Merger]